Exhibit 99.1

Itaú

Management Discussion & Analysis and Complete **Financial** Statements

1Q18

www.itau.com.br/investor-relations

Contents

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Cost of Credit	17

Credit Quality	19

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	22

Insurance, Pension Plan and Premium Bonds Operations	25

Non-interest Expenses	28

Balance Sheet	30

Credit Portfolio	31

Funding	33

Balance Sheet by Currency	34

Risk and Capital Management	35

Results by Business Segments	37

Results by Region - Brazil and Latin America	40

Activities Abroad	41

Additional Information	45

Itaú Unibanco Shares	46

Disclosure Criteria	47

Report of Independent Auditors	48

Complete Financial Statements	49

Management Discussion & Analysis

Management Discussion & Analysis and
Complete Financial Statements

(This page was intentionally left blank)

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement.

For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (previously presented on a specific line).

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, has been consolidated in our financial statements, as we are the controlling stockholder of the new bank.

In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods before the second quarter of 2016 are presented in this Management Discussion & Analysis report.

Highlights

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

In R$ millions (except where indicated), end of period	1Q18	4Q17	1Q17
Results
Recurring Net Income	6,419	6,280	6,176
Operating Revenues (1)	27,426	27,839	27,266
Managerial Financial Margin (2)	16,999	16,941	17,415
Performance
Recurring Return on Average Equity – Annualized (3)	22.2%	21.9%	22.0%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	3.1%	3.1%	3.4%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.7%	3.7%	4.2%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.6%	1.5%	1.3%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	236%	245%	231%
Efficiency Ratio (ER) (6)	45.9%	49.2%	43.6%
Risk-Adjusted Efficiency Ratio (RAER) (6)	60.8%	65.7%	64.5%
Highlights
Recurring Net Income per Share (R$) (7)	0.99	0.97	0.95
Net Income per Share (R$) (7)	0.97	0.90	0.93
Number of Outstanding Shares at the end of period – in thousands	6,487,678	6,464,631	6,524,604
Book Value per Share (R$)	18.27	19.63	17.61
Dividends and Interest on Own Capital net of Taxes (8)	2,247	6,119	2,470
Market Capitalization (9)	333,596	275,523	249,631
Market Capitalization (9) (US$ million)	100,366	83,290	78,788
Balance Sheet
Total Assets	1,524,354	1,503,503	1,413,269
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	601,056	600,089	586,998
Deposits + Debentures + Securities + Borrowings and Onlending (10)	664,674	663,748	640,842
Loan Portfolio/Funding (10)	74.5%	74.4%	74.6%
Stockholders' Equity	118,511	126,924	114,897
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.6%	18.8%	18.1%
Common Equity Tier I	14.5%	16.2%	15.4%

Estimated BIS III (Common Equity Tier I) (11)	14.4%	15.5%	14.4%
Other
Assets Under Administration	1,026,534	969,858	863,494
Total Number of Employees	99,618	99,332	94,955
Brazil	85,843	85,537	81,219
Abroad	13,775	13,795	13,736
Branches and CSBs – Client Service Branches	4,976	4,981	5,005
ATM – Automated Teller Machines (12)	47,086	46,965	46,407

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (08) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (09) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed on the Balance section; (11) Takes into consideration the schedule anticipation impacts; (12) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,419 million in the first quarter of 2018 as a result of the elimination of non-recurring events, which are presented in the table below, when compared to net income of R$6,280 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q18	4Q17	1Q17
Recurring Net Income	6,419	6,280	6,176
Non-Recurring Events	(139)	(459)	(123)
Impairment	(92)	(7)	-
∟ Adjustment to reflect the realization value of certain assets related to technology
Goodwill Amortization	(146)	(135)	(125)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	2	(184)	-
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes
Contingencies Provision	97	0	(18)
∟ Provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's
Integration of Citibank	-	(277)	-
∟ Provisions Expenses for Citibank integration
Liability Adequacy Test	-	145	20
∟ Adjustment of technical provisions as a result from the liability adequacy test
Net Income	6,280	5,821	6,052

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

In this report, we apply the managerial results consolidation criteria, which only affects the breakdown of our income statement and not the bottom line. Additionally, we adjust the tax effects of the hedge of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events. These reclassifications enable us to carry out analyses from the management viewpoint of our businesses and are shown in "Accounting and Managerial Statements Reconciliation", on the next page of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 1st quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial

Operating Revenues	26,823	2	415	186	27,426
Managerial Financial Margin	15,898	2	415	684	16,999
Financial Margin with Clients	14,551	2	-	708	15,261
Financial Margin with the Market	1,347	-	415	(24)	1,738
Commissions and Fees	9,305	-	-	(777)	8,528
Result from Insurance, Pension Plan and Premium Bonds	1,178	-	-	720	1,898
Operations Before Retained Claims and Selling Expenses

Other Operating Income	244	-	-	(244)	-
Equity in Earnings of Affiliates and Other Investments	136	-	-	(136)	-
Non-operating Income	63	-	-	(63)	-
Cost of Credit	(3,135)	-	-	(652)	(3,788)
Provision for Loan Losses	(3,911)	-	-	(200)	(4,111)
Impairment	-	-	-	(187)	(187)
Discounts Granted	-	-	-	(284)	(284)
Recovery of Loans Written Off as Losses	776	-	-	19	795
Retained Claims	(279)	-	-	-	(279)
Other Operating Expenses	(14,009)	266	(33)	393	(13,382)
Non-interest Expenses	(12,335)	266	-	392	(11,676)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,657)	-	(33)	1	(1,689)
Insurance Selling Expenses	(17)	-	-	-	(17)
Income before Tax and Profit Sharing	9,399	268	383	(73)	9,977
Income Tax and Social Contribution	(3,085)	(23)	(383)	29	(3,462)
Profit Sharing Management Members - Statutory	(44)	-	-	44	-
Minority Interests	11	(106)	-	-	(96)
Net Income	6,280	139	-	-	6,419

Accounting and Managerial Statements Reconciliation | 4th quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	24,691	459	2,214	476	27,839
Managerial Financial Margin	13,749	(157)	2,214	1,134	16,941
Financial Margin with Clients	14,526	(157)	-	1,134	15,503
Financial Margin with the Market	(776)	-	2,214	-	1,437
Commissions and Fees	9,463	-	-	(688)	8,775
Result from Insurance, Pension Plan and Premium Bonds	1,768	(276)	-	631	2,123
Operations Before Retained Claims and Selling Expenses

Other Operating Income	(526)	891	-	(365)	-
Equity in Earnings of Affiliates and Other Investments	198	-	-	(198)	-
Non-operating Income	38	-	-	(38)	-
Cost of Credit	(3,250)	-	-	(1,007)	(4,257)
Provision for Loan Losses	(4,205)	-	-	(278)	(4,483)
Impairment	-	-	-	(282)	(282)
Discounts Granted	-	-	-	(336)	(336)
Recovery of Loans Written Off as Losses	955	-	-	(111)	844
Retained Claims	(291)	-	-	(83)	(373)
Other Operating Expenses	(15,471)	790	(225)	553	(14,353)
Non-interest Expenses	(14,004)	777	-	552	(12,675)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,428)	13	(225)	1	(1,639)
Insurance Selling Expenses	(39)	-	-	-	(39)
Income before Tax and Profit Sharing	5,679	1,248	1,989	(61)	8,855
Income Tax and Social Contribution	39	(688)	(1,989)	(28)	(2,666)
Profit Sharing Management Members - Statutory	(89)	-	-	89	-
Minority Interests	193	(101)	-	-	92
Net Income	5,821	459	-	-	6,280

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

1st quarter of 2018 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	1Q18	4Q17	∆	1Q17	∆
Operating Revenues	27,426	27,839	-1.5%	27,266	0.6%
Managerial Financial Margin	16,999	16,941	0.3%	17,415	-2.4%
Financial Margin with Clients	15,261	15,503	-1.6%	15,547	-1.8%
Financial Margin with the Market	1,738	1,437	20.9%	1,868	-7.0%
Commissions and Fees	8,528	8,775	-2.8%	7,844	8.7%
Result from Insurance, Pension Plan and Premium Bonds	1,898	2,123	-10.6%	2,007	-5.4%
Operations Before Retained Claims and Selling Expenses
Cost of Credit	(3,788)	(4,257)	-11.0%	(5,281)	-28.3%
Provision for Loan Losses	(4,111)	(4,483)	-8.3%	(5,392)	-23.8%
Impairment	(187)	(282)	-33.7%	(444)	-57.9%
Discounts Granted	(284)	(336)	-15.4%	(293)	-3.1%
Recovery of Loans Written Off as Losses	795	844	-5.8%	849	-6.3%
Retained Claims	(279)	(373)	-25.1%	(321)	-12.9%
Other Operating Expenses	(13,382)	(14,353)	-6.8%	(12,694)	5.4%
Non-interest Expenses	(11,676)	(12,675)	-7.9%	(11,001)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,689)	(1,639)	3.0%	(1,604)	5.3%
Insurance Selling Expenses	(17)	(39)	-56.3%	(89)	-80.8%
Income before Tax and Minority Interests	9,977	8,855	12.7%	8,970	11.2%
Income Tax and Social Contribution	(3,462)	(2,666)	29.8%	(2,767)	25.1%
Minority Interests in Subsidiaries	(96)	92	-204.7%	(27)	250.8%
Recurring Net Income	6,419	6,280	2.2%	6,176	3.9%

Managerial Financial Margin Perspective

In R$ millions	1Q18	4Q17	∆	1Q17	∆
Managerial Financial Margin	16,999	16,941	0.3%	17,415	-2.4%
Financial Margin with Clients	15,261	15,503	-1.6%	15,547	-1.8%
Financial Margin with the Market	1,738	1,437	20.9%	1,868	-7.0%
Cost of Credit	(3,788)	(4,257)	-11.0%	(5,281)	-28.3%
Provision for Loan Losses	(4,111)	(4,483)	-8.3%	(5,392)	-23.8%
Impairment	(187)	(282)	-33.7%	(444)	-57.9%
Discounts Granted	(284)	(336)	-15.4%	(293)	-3.1%
Recovery of Loans Written Off as Losses	795	844	-5.8%	849	-6.3%
Net Result from Financial Operations	13,212	12,684	4.2%	12,134	8.9%
Other Operating Income/(Expenses)	(3,235)	(3,829)	-15.5%	(3,164)	2.2%
Commissions and Fees	8,528	8,775	-2.8%	7,844	8.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,602	1,711	-6.4%	1,597	0.3%
Non-interest Expenses	(11,676)	(12,675)	-7.9%	(11,001)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,689)	(1,639)	3.0%	(1,604)	5.3%
Income before Tax and Minority Interests	9,977	8,855	12.7%	8,970	11.2%
Income Tax and Social Contribution	(3,462)	(2,666)	29.8%	(2,767)	25.1%
Minority Interests in Subsidiaries	(96)	92	-204.7%	(27)	250.8%
Recurring Net Income	6,419	6,280	2.2%	6,176	3.9%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Medium and Long-Term Strategic Agenda

Corporate Governance and Sustainability

permeate all efforts on our key strategic objectives

Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Results

Recurring Net Income

Highlights in the quarter:

•	Managerial Financial Margin with Clients

▼ 1.6% mainly driven by the negative effect of lower number of calendar days in this quarter.

•	Cost of Credit

▼ 11.0% mainly driven by a lower provision for loan losses, which decreased R$372 million in the quarter, mainly concentrated in retail banking segment in Brazil and in Latin America due to higher provision made for large companies in Chile in the previous quarter.

•	Non-interest expenses

▼ 7.9% mainly driven by (i) the decrease in personnel expenses, mainly due to the lower level of employee terminations and labor claims and (ii) decrease in administrative expenses, due to lower expenses on third-party services, data processing, telecommunications and advertising, which are seasonally lower in the first quarter.

•	Income before Tax and Minority Interests

▲ 12.7% while the net income increased 2.2% in the quarter. This was due to the collection of taxes at a rate of 45% and the recognition of deferred tax assets occurs at a rate of 40%, in line with the current legislation.

Events in the quarter

Perpetual Subordinated Notes

The perpetual subordinated notes issued in December 2017 in the principal amount of US$1.25 billion were approved by the Central Bank of Brazil to be considered as Additional Tier I Capital.

In accordance with the Announcement to the Market of March 12, 2018, we issued perpetual subordinated notes in the principal amount of US$750 million, at a fixed rate of 6.5%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years based on the prevailing rate for U.S. Treasury bonds for the same period. This issuance is still pending approval by the Central Bank of Brazil to be considered as Additional Tier I Capital.

Both notes may be repurchased on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank of Brazil.

Economic Plans

On March 1, 2018, the Federal Supreme Court (STF) approved the agreement between the Brazilian Federation of Banks (FEBRABAN ) and savers representatives in connection with the economic plans Bresser of 1987, Verão of 1989 and Collor 2 of 1991. This agreement establishes that banks should pay on demand clients who have the right to reimbursement of up to R$5,000; for higher amounts, payments will be made over a four-year period.

Regardless of the amount involved, Itaú decided to make a single payment to all savers who claimed the reimbursement and fully adhered to all steps of the agreement, provided they are Itaú’s account holders and indicate the bank to receive the amounts. For further information, please access: www.itau.com.br/planos-economicos/.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 1Q18

Managerial Financial Margin

The decrease in the managerial financial margin with clients was mainly driven by the negative effect of the lower number of calendar days in this quarter. The negative effect of the interbank deposit rate decrease in our liabilities margin, working capital and also the spreads decrease were offset by the positive mix of products effect.

The increase in our financial margin with the market in the quarter was mainly driven by the trading portfolio, benefited from the volatility in the period, and by the gain of R$90 million from the sale of B3 shares.

Further details on page 16

Cost of Credit

Reduction of R$372 million in provision for loan losses, concentrated in the retail banking segment in Brazil. Additionally, in Latin America there was a reduction due to the higher provision made for large companies in Chile in the previous quarter.

Compared to the same period of the previous year, the provision for loan losses decreased R$1,281 million, in line with the improved credit quality of our portfolio.

Further details on pages 17-18

Commissions and Fees and Result from Insurance 1

The decrease in commissions and fees and result from insurance operations in the quarter was mainly due to: (i) the decrease in credit card fees, due to the typical seasonality of the period, (ii) the decrease in revenues from financial advisory and brokerage services associated with the lower volume of operations in the 1Q18 and (iii) the decrease in result from insurance operations due to the positive effect of liability adequacy test from private pension plans in the previous quarter.

Compared to the same period of the previous year, revenues from credit card, asset manage-ment and current account services were the main drivers for higher commissions and fees.

Further details on pages 22-27

Non-Interest Expenses

The decrease in non-interest expenses in the quarter is mainly driven by (i) the decrease in personnel expenses, mainly due to the lower level of employee terminations and labor claims, and (ii) decrease in administrative expenses, due to lower expenses on third-party services, data processing, telecommunications and advertising, which are seasonally lower in the first quarter.

Compared to the first quarter of 2017 the increase was 6.1%. Disregarding the operations from Citibank in Brazil and our Latin American operations the increase was 1.0%.

Further details on pages 28-29

Return on Equity

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

Further details on page 29

1 Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Highlights in 1Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In the quarter, there was an increase in all portfolios for individuals, except for credit card loans, which is seasonally lower in the first quarter of the year, in addition to the increase in very small, small and middle market, both due to demand increase.

The reduction in the corporate portfolio is related to the deleveraging of this segment, however, it is worth mentioning that part of these credits has migrated to the capital markets.

In R$ billions, end of period	1Q18	4Q17	∆	1Q17	∆
Individuals	191.4	191.5	-0.1%	180.5	6.0%
Credit Card Loans	65.0	66.9	-2.9%	56.2	15.6%
Personal Loans	27.4	26.4	3.9%	26.3	4.2%
Payroll Loans [1]	44.7	44.4	0.6%	44.9	-0.4%
Vehicle Loans	14.3	14.1	1.7%	14.8	-3.1%
Mortgage Loans	40.0	39.7	0.7%	38.3	4.3%
Companies	225.0	226.9	-0.8%	236.6	-4.9%
Corporate Loans	162.0	165.1	-1.9%	176.6	-8.3%
Very Small, Small and Middle Market Loans [2]	63.0	61.9	1.9%	60.0	5.2%
Corporate Securities [3]	34.7	36.0	-3.7%	36.7	-5.4%
Total Brazil with Financial Guarantees Provided and Corporate	451.1	454.5	-0.7%	453.7	-0.6%
Latin America	150.0	145.6	3.0%	133.3	12.5%
Argentina	8.6	8.2	4.1%	7.1	21.4%
Chile	98.4	96.7	1.8%	87.4	12.5%
Colombia	27.4	25.8	6.0%	26.9	1.6%
Paraguay	6.8	6.3	6.6%	5.9	14.5%
Panama	1.1	0.8	33.1%	0.9	16.6%
Uruguay	7.8	7.8	1.0%	7.2	8.3%
Total with Financial Guarantees Provided and Corporate Securities	601.1	600.1	0.2%	587.0	2.4%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	601.1	604.3	-0.5%	603.8	-0.4%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 31 and 32.

NPL Ratio (%) | 90 days

This ratio remained stable from the previous quarter and decreased 30 bps from the same period of 2017.

In Brazil, it remained stable from the previous quarter, with reduction in individuals and very small, small and middle-market companies ratios, offset by the increase in the corporate segment, driven by the exposure to a specific client that last quarter was in the 15 to 90 days NPL and was already adequately provisioned.

In Latin America the increase in the quarter was mainly in the commercial portfolio in Chile and in the individuals portfolio in Colombia.

Further details on pages 19-21

Coverage Ratio | 90 days

Coverage ratio decreased 900 basis points from the previous quarter, due to the migration of a corporate client to the 90 days NPL, that last quarter was in the 15 to 90 days NPL and was already adequately provisioned.

Extended coverage ratio³ reached 96%, also affected by the migration of a specific corporate client to the 90 days NPL, showing that provisions are enough to cover possible renegotiated loans overdue, in addition to loans more than 90 days overdue.

Further details on pages 19-21

NPL Creation

NPL Creation, which is the volume of loans overdue for more than 90 days in the quarter, was higher compared to the previous quarter, mainly in the Wholesale segment in Brazil, which increased in the quarter due to the exposure to a specific client in the corporate segment.

Further details on pages 19-21

1 Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2018 Forecast

Basis for 2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below the income statement that includes the result from Citibank’s operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast.

Managerial Income Statement - with Citibank		Credit Portfolio - with Citibank

In R$ millions	2017	In R$ billions, end of period	4Q17
Managerial Financial Margin	68,510	Individuals	191.5
Financial Margin with Clients	62,223	Credit Card Loans	66.9
Financial Margin with the Market	6,287	Personal Loans	26.4
Cost of Credit	(18,002)	Payroll Loans	44.4
Provision for Loan Losses	(19,105)	Vehicle Loans	14.1
Impairment	(1,094)	Mortgage Loans	39.7
Discounts Granted	(1,106)	Companies	226.9
Recovery of Loans Written Off as Losses	3,303	Corporate Loans	165.1
Net Result from Financial Operations	50,508	Very Small, Small and Middle Market Loans	61.9
Other Operating Income/(Expenses)	(14,263)	Corporate Securities	36.0
Commissions and Fees	33,014	Total Brazil with Financial Guarantees Provided and Corporate Securities	454.5
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256	Latin America	145.6
Non-interest Expenses	(47,045)	Argentina	8.2
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)	Chile	96.7
Income before Tax and Minority Interests	36,245	Colombia	25.8
Income Tax and Social Contribution	(11,294)	Paraguay	6.3
Minority Interests in Subsidiaries	(71)	Panama	0.8
Recurring Net Income	24,879	Uruguay	7.8
		Total with Financial Guarantees Provided and Corporate Securities	600.1

2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below our 2018 forecast including the effect of Citibank’s operations.

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

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Itaú Unibanco Holding S.A.	14

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

Highlights

•	Decrease in financial margin with clients in the quarter due to the negative effect of the lower number of calendar days.

•	Risk-adjusted financial margin with clients increased 30 bps in the quarter, due to the 11.0% reduction in cost of credit.

•	Increase in financial margin with the market, mainly driven by our trading portfolio, benefited from the volatility in the period, and by the gain of R$90 million from the sale of B3 shares.

In R$ millions	1Q18	4Q17	∆
Financial Margin with Clients	15,261	15,503	(242)	-1.6%
Spread-Sensitive Operations	13,417	13,454	(37)	-0.3%
Working Capital and Other	1,844	2,049	(205)	-10.0%
Financial Margin with the Market	1,738	1,437	301	20.9%
Total	16,999	16,941	58	0.3%

Spread-Sensitive Operations: consists of the results from credit assets, non-credit interest-bearing assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

Change in the Financial Margin with Clients Breakdown

(1) Change in the composition of assets with credit risk between periods. (2)Considers credit and private securities portfolio net of overdue balance over 60 days. Balances do not include the effects of foreign exchange rate variations. (3) Spreads variation of assets with credit risk between periods.

Annualized average rate of financial margin with clients

	1Q18			4Q17
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Financial Margin with Clients	646,949	15,261	9.9%	640,258	15,503	9.9%
Spread-Sensitive Operations	546,440	13,417	10.3%	533,682	13,454	10.4%
Working Capital and Other	100,509	1,844	7.6%	106,576	2,049	7.8%
Cost of Credit		(3,788)			(4,257)
Risk-Adjusted Financial Margin with Clients	646,949	11,473	7.4%	640,258	11,246	7.1%

Spread-Sensitive Operations:

▼ - 10 bps

•	negative impact coming from interbank deposit rate reduction on the liabilities margin and decrease in spreads were partially offset by mix of products.

Working Capital and Other:

▼ - 20 bps

•	impact from lower interest rates.

Financial Margin with Clients:

— - 0 bp

•	despite the rate reduction on the spread-sensitive operations and on the working capital and other, financial margin with clients remained stable due to greater relevance of spread- sensitive operations.

Risk-Adjusted Financial Margin with Clients:

▲ + 30 bps

•	since the average rate of the financial margin with clients was stable, the reduction of 11.0% in cost of credit led to the growth of 30 bps in the risk-adjusted margin with clients.

Itaú Unibanco Holding S.A	16

Management Discussion & Analysis	Income Statement Analysis

Cost of Credit

Highlights

•	Decrease in the provision for loan losses compared to the last quarter, especially in the Retail Banking segment in Brazil, in line with the delinquency downward trend noted in last quarters in the segment.

•	Compared to the first quarter of 2017, cost of credit decreased R$1,281 million, mainly driven by lower provision for loan losses in both the Retail and Wholesale Banking segments in Brazil.

In R$ millions	1Q18	4Q17	∆	1Q17	∆
Provision for Loan Losses	(4,111)	(4,483)	-8.3%	(5,392)	-23.8%
Recovery of Loans Written Off as Losses	795	844	-5.8%	849	-6.3%
Result from Loan Losses	(3,316)	(3,639)	-8.9%	(4,543)	-27.0%
Impairment	(187)	(282)	-33.7%	(444)	-57.9%
Discounts Granted	(284)	(336)	-15.4%	(293)	-3.1%
Cost of Credit	(3,788)	(4,257)	-11.0%	(5,281)	-28.3%

Compared to the previous quarter, the reduction in cost of credit was driven by the R$372 million decrease in provision for loan losses, especially in (i) Retail segment in Brazil, in line with the delinquency downward trend noted in the segment, and (ii) Latin America, due to the recognition of a provision for exposure to the corporate segment in Chile in the previous quarter. Additionally, impairment charges on corporate securities, especially in the Wholesale Banking segment, decreased by R$92 million.

Compared to the first quarter of 2017, cost of credit reduced mainly due to the R$1,403 million decrease in provision for loan losses in Brazil, both in the Retail and Wholesale Banking segments, of R$385 million and R$1,017 million, respectively, as a reflection of the improvement in the credit quality of our portfolio. Additionally, impairment charges on corporate securities in the Wholesale Banking segment in Brazil decreased by R$257 million. These effects were partially offset by the reduction of R$54 million in recovery of loans written off as losses, mainly in the Retail Banking segment in Brazil.

The cost of credit over total risk ratio reached 2.5%. This is the lowest level since 2014.

Cost of Credit

(*) Loan portfolio with financial guarantees provided and corporate securities. Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment

(*) Average balance of the loan portfolio, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale Banking.

•	Wholesale Banking - Brazil: a one-off increase of R$145 million in expenses in the quarter, in line with the natural framework for allowances in the segment.

•	Retail Banking - Brazil: a decrease of R$369 million in the quarter, in line with the the delinquency downward trend noted in all segment products.

Recovery of Loan Written off as Losses

The R$49 million decrease in recovery of loans written off as losses was particularly driven by the Wholesale segment operations, which performed better than usual in the fourth quarter of 2017.

Itaú Unibanco Holding S.A	17

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate. At the end of March 2018, portfolios rated “AA” and “A” accounted for 78.1% of the total loan portfolio and 80.4% of the total loan portfolio in Brazil¹.

Allowance for Loan Losses and for Financial Guarantees Provided

We observed a reduction of 2.6% in the allowance for loan losses and for financial guarantees provided compared to the same period of the previous year.

This reduction was mainly driven by the specific allowance of the Retail Banking segment in Brazil, as a consequence of decreasing delinquency rates in this segment, which was partially offset by the increase in allowance for loan losses in Latin America.

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,863 million in March 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A	18

Management Discussion & Analysis	Income Statement Analysis

Credit Quality*

Highlights

•	The total loan portfolio more than 90 days overdue decreased 4.6% compared to March 2017, driven by both individuals and companies portfolios in Brazil.

•	Nonperforming loans 90 days overdue ratio remained stable in the quarter, and the highlights were the decreases of 30 bps for individuals and 20 bps for very small, small and middle-market companies. These decreases were offset by the increase of 80 bps for corporate companies, mainly driven by the exposure to a client in that segment that had been overdue between 15 and 90 days in the previous quarter.

Nonperforming Loans

•	Nonperforming loans - 90 days - Total: decreased 4.6% from the same period of the previous year, driven by better credit quality of both individuals and companies portfolios in Brazil.

NPL Ratio (%) | over 90 days

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

•	Consolidated: remained stable in the quarter.

•	Brazil[1]: remained stable in the quarter, with decrease in individuals and very small, small and middle-market companies, offset by the increase in corporate, mainly driven by the exposure to a client in the corporate segment, which was already adequately provisioned and was overdue between 15 and 90 days in the previous quarter.

•	Latin America[2]: increased in the quarter, mainly in the commercial portfolio in Chile and in the individuals portfolio in Colombia.

NPL Ratio - Brazil1 (%) | over 90 days

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

•	Individuals: decreased for the eighth consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco.

•	Very small, small and middle-market companies: the ratio decreased for the sixth consecutive quarter, reaching the lowest level since December 2015.

•	Corporate: increased in the quarter, mainly driven by a single client which migrated from 15 to 90 days NPL and was already adequately provisioned.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

•	Consolidated: remained stable in the quarter, with an improvement in Brazil being offset by the Latin America portfolio.

•	Brazil[1]: decreased compared to the previous quarter, since the seasonal increase in individuals was more than offset by the decrease in the corporate segment.

•	Latin America[2]: increased in the quarter, mainly driven by the increase noted in companies in Colombia, due to a single corporate client exposure.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

* As of December 2017, we included Citibank’s retail operations acquired in Brazil.

Itaú Unibanco Holding S.A	19

Management Discussion & Analysis	Income Statement Analysis

NPL Ratio - Brazil1 (%) | 15 to 90 days

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

•	Individuals: increased compared to the previous quarter, mainly driven by increase in short-term delinquency typical for the period. The growth this year was lower than in the previous four years. Compared to the same period of the previous year, we had lower delinquency in credit cards, personal and vehicles portfolios.

•	Very small, small and middle-market companies: the ratio decreased and reached the lowest level of the last six years.

•	Corporate: decreased compared to the previous quarter, mainly driven by the exposure to a client in that segment that migrated into the portfolio of loans more than 90 days overdue.

Coverage Ratio | 90 days

Note: Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the allowance for financial guarantees provided, which totaled R$1,863 million in March 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

•	Consolidated: the ratio decreased in the quarter, mainly driven by the increase in the portfolio for loans more than 90 days overdue of the corporate segment, which was already adequately provisioned.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased 13.6% from the same period of the previous year. The ratio of written-off operations to the average balance of the loan portfolio remains in line with the level in the last quarters.

NPL Creation

Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter.

•	Consolidated: the NPL Creation increased compared to the previous period, mainly driven by the increase in the portfolio of loans more than 90 days overdue in the Wholesale Banking in Brazil.

NPL Creation Coverage

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the first quarter of 2018, total NPL Creation coverage reached 82%, due to the NPL Creation increase and provision for loan losses reduction in the quarter, noting that the expected loss model includes provisions for operations that have not incurred in loss yet and not only for operations with incurred loss.

•	Retail Segment - Brazil: the NPL Creation coverage level remains in line with the historical levels close to 100%.

•	Wholesale segment - Brazil: the reduction of the NPL Creation coverage was due to the migration of a corporate client to the 90 days overdue portfolio, which was already adequately provisioned.

Itaú Unibanco Holding S.A	20

Management Discussion & Analysis	Income Statement Analysis

Renegotiated Loans Operations*

Renegotiated loans are all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses.

Highlights

•	The increase in renegotiated loans operations compared to the previous quarter is related to Corporate segment operations, without large concentrations and of already known exposures.

•	There was no dilution of the coverage ratio level of the renegotiated loans operations, since the credits were already adequately provisioned.

•	Total renegotiated loans portfolio 90-day NPL increased mainly due to the aforementioned case of exposure to a client in the corporate segment.

R$27.6 billion as of March 31, 2018

▲ - 4.5% (vs. Dec-17)

▲ + 11.7% (vs. Mar-17)

By overdue period

measured at the moment of renegotiation

Brazil 1

1 Includes units abroad ex-Latin America.

NPL of Renegotiated Loans Operations

* As of December 2017, we included Citibank’s retail operations acquired in Brazil.

Renegotiated Loans Coverage

as of March 31, 2018	R$ billions

Total renegotiated loans operations

Loan Operations Renegotiated when up to 90 days overdue*

Loan Operations Renegotiated when over 90 days overdue *

* Measured at the moment of renegotiation.

Itaú Unibanco Holding S.A	21

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance Operations1

Highlights

•	The R$246 million decrease in commissions and fees from the previous quarter was mainly due to: (i) credit cards fees, due to the typical seasonality of the period; and (ii) revenues from advisory services and brokerage associated with the record volume of operations in 4Q17. These factors were partially offset by higher revenues from fund management and current account services.

•	The R$684 million increase from the 1Q17 was mainly due to: (i) credit card fees, due to the increased number of clients, transactions volume and annuity fees; (ii) revenues from current account services, due to the increased number of current-account holders and to the offering of differentiated products and services; and (iii) fund management fees, related to the increase in the balance of managed portfolios and investment funds.

•	Result from Insurance Operations decreased 6.4% from the previous quarter, mainly due to gain with Liablility Adequacy Test occurred in 4Q17.

In R$ millions	1Q18	4Q17	Δ	1Q17	Δ
Credit Cards	3,139	3,346	-6.2%	2,947	6.5%
Current Account Services	1,818	1,763	3.1%	1,651	10.1%
Asset Management	1,014	952	6.5%	853	18.8%
Fund Management Fees	858	795	7.9%	697	23.2%
Consortia Administration Fees	156	157	-0.7%	157	-0.4%
Credit Operations and Guarantees Provided	845	883	-4.2%	838	0.8%
Credit Operations	481	508	-5.4%	476	1.1%
Guarantees Provided	364	374	-2.7%	363	0.4%
Collection Services	457	459	-0.5%	418	9.5%
Advisory Services and Brokerage	321	401	-19.8%	266	20.6%
Other	264	289	-8.6%	259	1.7%
Foreign Exchange Services	35	29	19.5%	27	26.7%
Custody Service and Portfolio Management	87	88	-2.0%	83	4.4%
Other Services	142	171	-16.8%	149	-4.5%
Latin America (ex-Brazil)	670	682	-1.7%	611	9.7%
Commissions and Fees	8,528	8,775	-2.8%	7,844	8.7%
Result from Insurance Operations¹	1,602	1,711	-6.4%	1,597	0.3%
Total	10,130	10,486	-3.4%	9,441	7.3%

Breakdown of Commissions and Fees and Result from Insurance Operations1

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance1. This ratio reached 86.8% in the 1Q18, the most representative ratio during the last three years.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A	22

Management Discussion & Analysis	Income Statement Analysis

Credit Cards

There was a decrease of R$207 million in credit card revenues from the previous quarter, due to the typical seasonality of the period that, in turn, decreased revenues from MDR (Merchant Discount Rate) and interchange.

In the 1Q18, credit card revenues reached R$3.1 billion, up 6.5% compared to 1Q17, mainly driven by higher revenues from annuity fees, interchange and the incorporation of Citibank´s operations.

Revenues | Acquiring and Issuance Services

REDE New Developments

REDE started to fully capture Elo and Amex brands in 2017, seeking to better serve its clients in a more comprehensive way and to expand business.

The synergy agenda with Banco Itaú was intensified, resulting in differentiated offers to current account holders by means of products included in the current account package.

Additionally, we strengthened our operations in the non-current account market by expanding commercial teams and partnerships and seeking an increasingly closer contact with clients and their needs.

We increased the widespread distribution of our products, and highlights were Preço Único (Single Price) and Flex, always aiming at the optimization of our clients’ businesses.

•	Card Issuance Activities

We are the leading player in the Brazilian credit card market, totaling approximately 30.7 million (in number of accounts) credit cards and 26.7 million (in number of accounts) debit cards. We operate through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.

Note: Debit cards include account holders only.

•	Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affiliation, management and relationship with merchants through REDE.

In the first quarter of 2018, the volume of credit and debit card transactions decreased 8.5% from the previous quarter, driven by the typical seasonality of the period. Compared to the same period of the previous year, the increase was 5.5%.

In addition to the transaction volume mentioned above, we captured and processed over R$2.0 billion in transactions within our retail partners and Joint Ventures in the first quarter of 2018.

Equipment Base

The reduction in the equipment base is related to several factors, among which we can highlight the migration to non-POS solutions and the competition increase in the segment, influenced by the market opening, which allowed acquiring companies to capture all brands.

Itaú Unibanco Holding S.A	23

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services increased R$55 million from the previous quarter. In the first quarter of 2018 these revenues increased R$168 million compared to the same period of the previous year.

In both periods the increase was mainly driven by higher number of current-account holders, by offering of differentiated products and services, beyond the incorporation of Citibank´s operations.

Asset Management

•	Fund Management

Fund management fees increased R$63 million in the quarter, due to the 6% increase in assets under administration and higher revenues with performance fees.

Compared to the same period of the previous year, fund management fees grew R$161 million, mainly driven by an 18.1% increase in the balance of investment funds and managed portfolios.

According to ANBIMA, in March 2018 we ranked second in fund management and managed portfolio*, with a 22.2% market share.

* Includes Itaú Unibanco and Intrag.

Portfolio Managed and Investment Fund

Note: Does not include Latin America ex-Brazil. As from the third quarter of 2017, we deconsolidated managed portfolios from the Itaú group, and, for comparison purposes, the previous quarters were reprocessed.

•	Consortia Administration Fees

The consortia business is an alternative to clients for a planned acquisition of vehicles and real estate. This modality aims to offer a more complete product portfolio to our clients. In March 2018, we reached approximately 399 thousand active contracts, up 1.5% from the previous quarter. Installments receivable totaled R$11.3 billion at the end of the period, with increases of 1.8% from December 2017 and of 4.0% from March 2017.

Loan Operations and Financial Guarantees Provided

These revenues decreased R$37 million from the previous quarter. Compared to the same period of the previous year, revenues increased R$7 million, driven by the larger volume of origination of credit in the quarter.

In the chart below, we show the annualized ratio of revenues from loan operations to the loan portfolio and of revenues from guarantees provided to the financial guarantees provided portfolio.

¹ Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

In the first quarter of 2018, revenues from collection services remained relatively stable, reducing 0.5% from the previous quarter.

Compared to the first quarter of 2017, these revenues grew R$40 million, mainly due to higher volume of collection services and change in pricing.

Advisory Services and Brokerage

Compared to the previous quarter, revenues from advisory and brokerage services decreased R$79 million due to record volume of operations in 4Q17.

Compared to the first quarter of 2017, these revenues increased R$55 million, driven by a higher volume of investment banking operations, related to the increase in capital markets activities in the first quarter of 2018.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$2.7 billion up to February 2018, reaching the leadership position in the ANBIMA ranking.

Equities: We carried out one offering in South America in the first quarter of 2018, totaling US$0.3 billion, which led us to the first place in the Dealogic ranking.

Mergers and Acquisitions: in the first quarter of 2018, we provided financial advisory on 8 transactions in South America, totaling US$15.4 billion and reaching the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A	24

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

Highlights

•	The decrease in net income of Itaú´s Insurance, Pension Plan and Premium Bonds in the quarter is mainly related to the positive impact of liability adequacy test in pension plans occurred in the fourth quarter of 2017 that did not repeat. Excluding this effect, the result of recurring activities would have remained in line with the previous quarter.

•	Additionally, we recorded lower revenues from pension plans and lower earned premiums, especially in life insurance portfolio in view of the fewer number of days in the quarter.

As from the first quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassification of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run off.

Pro Forma Recurring Income Statement of Insurance Operations

	1Q18
		Recurring	Other		Recurring Activities
In R$ millions	Total	Activities	Activities	4Q17	Δ		1Q17	Δ
Earned Premiums	983	893	90	919	-2.9%		867	3.0%
Revenues from Pension Plan and Premium Bonds	203	203	-	491	-58.6%		245	-16.9%
Retained Claims	(279)	(200)	(79)	(213)	-5.8%		(164)	21.9%
Selling Expenses	(17)	(3)	(14)	(4)	-30.2%		(4)	-37.1%
Result from Insurance, Pension Plan and Premium Bonds	890	893	(3)	1,194	-25.2%		943	-5.3%
Managerial Financial Margin	120	49	72	54	-10.7%		121	-59.8%
Commissions and Fees	552	548	4	515	6.5%		485	13.0%
Earnings of Affiliates	95	95	-	118	-19.6%		129	-26.4%
Non-interest Expenses	(489)	(467)	(22)	(455)	2.6%		(378)	23.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(89)	(87)	(2)	(87)	0.4%		(73)	19.0%
Income before Tax and Minority Interests	1,080	1,031	49	1,340	-23.1%		1,226	-15.9%
Income Tax/Social Contribution and Minority Interests	(398)	(399)	1	(576)	-30.6%		(476)	-16.0%
Recurring Net Income	682	631	50	764	-17.3%		751	-15.9%

Allocated Capital	1,344	1,316	28	1,373	-4.2%		1,338	-1.7%
Average Allocated Capital	1,376	1,344	31	1,358	-1.0%		1,486	-9.5%
Recurring Return on Average Allocated Capital	198.2%	187.9%	641.4%	225.0%	-3,710	bps	202.1%	-1,420	bps
Efficiency Ratio (ER)	31.2%	31.2%	31.1%	25.3%	580	bps	23.6%	760	bps
Combined Ratio	60.4%	53.3%	129.9%	52.0%	130	bps	44.2%	910	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Recurring Activities

Recurring activities consist of the offering of bancassurance products related to Life, Property, Credit, Pension Plan and Premium Bonds, and our interest in Porto Seguro and in IRB.

Other Activities

Other activities correspond to Extended warranty, Health insurance and other discontinued insurance lines, whose portfolios are in run off.

Bankline/internet, mobile, ATMs, teller terminals and bankfone remain our key insurance and premium bonds products sales channels to account holders in the quarter, following our strategy to serve clients through the most efficient channels. In the first quarter of 2018, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 16.9% of total sales.

We concentrate distribution efforts through our own channels and expanding the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to our clients.

Insurance Ratio(1) and ROE

(1) Insurance Ratio (%) = Recurring net income from Itaú Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Technical Provisions in 1Q18

Itaú Unibanco Holding S.A	25

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Insurance (Core Activities)

Our recurring insurance activities consist of the offering of bancassurance products related to life, property, credit life, and our interest in Porto Seguro and in IRB. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

58% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	1Q18	4Q17	Δ		1Q17	Δ
Earned Premiums	893	919	-2.9%[1]		867	3.0%
Retained Claims	(190)	(199)	-4.7%		(154)	23.6%
Selling Expenses	(2)	(3)	-38.3%		(4)	-45.2%
Underwriting Margin	701	717	-2.2%		710	-1.2%
Managerial Financial Margin	(8)	(16)	-53.2%		20	-139.2%
Commissions and Fees	125	92	34.9%[2]		80	55.2%[3]
Earnings of Affiliates	95	118	-19.6%		129	-26.4%
Non-interest Expenses	(237)	(233)	1.4%		(185)	27.9%[3]
Tax Expenses for ISS, PIS and Cofins and other taxes	(48)	(43)	11.9%		(41)	17.0%
Income before Tax and Minority Interests	629	635	-1.0%		713	-11.8%
Income Tax/Social Contribution and Minority Interests	(231)	(262)	-11.6%		(253)	-8.6%
Recurring Net Income	398	374	6.4%		460	-13.6%
Efficiency Ratio (ER)	27.3%	26.9%	50	bps	20.6%	670	bps

Highlight:

1. decrease in earned premiums, especially in life insurance, due to the lower number of days in the quarter;

2. increase driven by higher commissions on sales of insurance policies and by the incorporation of retail operations acquired from Citibank in Brazil, which have been included in income as from November 2017;

3. higher commissions and fees and non-interest expenses driven by the incorporation of retail operations acquired from Citibank in Brazil.

Earned Premiums Breakdown

Underwriting Margin

Note: the underwriting margin is the sum of earned premiums, retained claims and selling expenses.

Retained Claims Breakdown

Combined Ratio

It reflects the operating cost as a percentage of income from earned premiums.

Increase in the ratio mainly driven by lower premiums, especially in life insurance portfolio due to the lower number of days in the quarter.

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A	26

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Pension Plan

Product and advisory service innovation has played a significant role in the sustainable growth of pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, adopting a communication strategy designed for the financial education of their employees.

29% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	1Q18	4Q17	Δ		1Q17	Δ
Revenues from Pension Plan	78	360	-78.3%[1]		95	-17.6%
Selling Expenses	(1)	(1)	5.9%		(1)	1.6%
Result from Pension Plan	77	359	-78.5%		94	-17.8%
Managerial Financial Margin	30	33	-10.9%[2]		40	-24.9%
Commissions and Fees	424	423	0.2%		405	4.6%
Non-interest Expenses	(166)	(163)	1.8%		(134)	24.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(33)	(38)	-11.6%		(25)	33.4%
Income before Tax and Minority Interests	331	615	-46.1%		380	-12.9%
Income Tax/Social Contribution and Minority Interests	(137)	(274)	-50.1%		(163)	-16.2%
Recurring Net Income	195	341	-42.9%		217	-10.4%
Efficiency Ratio (ER)	33.4%	21.0%	1240	bps	26.0%	740	bps

Highlight:

1. decrease of R$260 million due to the liability adequacy test carried out in the previous quarter, in addition to lower pension plan net contributions;

2. decrease driven by lower asset remuneration.

Pension Plan Contribution

Note: Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Technical Provisions

Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Pension Plan

Market Share *

Technical Provisions

Total
23.1%	▲	+ 30 bps
(12 months)

Plans for Individuals
23.8%	▲	+ 30 bps
(12 months)

* according to the National Federation of Pension and Life Insurance (FENAPREVI), in February 2018.

Premium Bonds

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client.

6% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	1Q18	4Q17	Δ		1Q17	Δ
Revenues from Premium Bonds	115	118	-2.5%[1]		139	-17.5%
Managerial Financial Margin	26	37	-29.2%[2]		62	-57.0%
Non-interest Expenses	(64)	(58)	9.5%[3]		(60)	7.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(6)	(6)	-5.6%		(7)	-18.5%
Income before Tax and Minority Interests	71	90	-21.1%		133	-46.7%
Income Tax/Social Contribution and Minority Interests	(32)	(40)	-21.3%		(60)	-46.7%
Recurring Net Income	39	49	-20.8%		73	-46.7%
Efficiency Ratio (ER)	47.5%	39.4%	800	bps	31.0%	1640	bps

•	In the first quarter of 2018, we distributed prizes in the aggregate amount of R$12.6 million.

•	We started the sale of premium bonds via mobile channel in December 2017. In the first quarter of 2018, this channel accounted for 8% of sales to current account holders.

Highlight:

1. decrease driven by lower revenues;

2. decrease driven by the negative impact of the interbank deposit rate reduction on the remuneration of our assets;

3. higher post-sales expenses.

13.0 million outstanding certificates

▼ - 1.3% (vs. 4Q17)

▲ + 1.2% (vs. 1Q17)

Itaú Unibanco Holding S.A	27

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

Highlights

•	Non-interest expenses decreased 7.9% in the quarter, partially driven by lower personnel expenses, mainly due to employee terminations and labor claims and profit sharing, in addition to lower administrative expenses, mainly due to lower expenses on third-party services, data processing and advertising.

•	Compared to the first quarter of 2017, non-interest expenses increased 6.1%, mainly driven by retail operations acquired from Citibank in Brazil. We also recorded higher personnel expenses, impacted by the negotiation of the collective labor agreement, in addition to the higher number of employees and credit card selling expenses.

In R$ millions	1Q18	4Q17	Δ	1Q17	Δ
Personnel Expenses	(5,083)	(5,512)	-7.8%	(4,781)	6.3%
Compensation, Charges and Social Benefits	(3,417)	(3,493)	-2.2%	(3,218)	6.2%
Management and Employees' Profit Sharing (*)	(1,114)	(1,236)	-9.9%	(948)	17.5%
Employee Terminations and Labor Claims	(510)	(710)	-28.2%	(578)	-11.9%
Training	(43)	(73)	-41.1%	(36)	18.1%
Administrative Expenses	(3,879)	(4,262)	-9.0%	(3,787)	2.4%
Third-Party Services	(935)	(1,048)	-10.8%	(921)	1.5%
Data Processing and Telecommunications	(902)	(1,000)	-9.8%	(907)	-0.6%
Facilities	(651)	(689)	-5.6%	(618)	5.3%
Depreciation and Amortization	(537)	(528)	1.8%	(488)	10.1%
Advertising, Promotions and Publications	(224)	(288)	-22.5%	(200)	12.0%
Security	(173)	(166)	4.2%	(167)	3.5%
Financial System Services	(145)	(189)	-23.1%	(155)	-6.7%
Transportation	(75)	(77)	-2.2%	(76)	-1.4%
Materials	(68)	(84)	-19.0%	(67)	0.5%
Travel	(41)	(54)	-23.5%	(40)	3.6%
Other	(130)	(140)	-7.3%	(147)	-12.0%
Operating Expenses	(1,167)	(1,278)	-8.7%	(1,065)	9.6%
Provision for Contingencies	(166)	(289)	-42.6%	(274)	-39.5%
Selling - Credit Cards	(555)	(561)	-1.0%	(416)	33.5%
Claims	(74)	(75)	-0.8%	(72)	2.2%
Other	(372)	(354)	5.2%	(303)	22.9%
Other Tax Expenses (**)	(77)	(86)	-10.7%	(77)	0.2%
Latin America (ex-Brazil) (***)	(1,469)	(1,537)	-4.4%	(1,291)	13.8%
Total (i)	(11,676)	(12,675)	-7.9%	(11,001)	6.1%

(*) Includes variable compensation and stock option plans. (**) Does not include ISS, PIS and Cofins. (***) Does not consider overhead allocation.

The decrease in non-interest expenses in the quarter is mainly driven by (i) lower personnel expenses, mainly related to employee terminations and labor claims, as a result of lower volume of claims, in addition to revaluation of claim amounts; and (ii) decrease in administrative expenses, and the highlights were the reduced expenses on third-party services due to lower expenditures on advisory and consulting, on data processing and on advertising, mainly driven by higher TV media and internet advertising costs in the fourth quarter of 2017.

Compared to the first quarter of 2017, non-interest expenses increased 6.1%. This increase was basically driven by higher expenses on compensation, charges and social benefits, and profit sharing, which were impacted the negotiation of the collective labor agreement, in addition to higher number of employees, partially offset by lower expenses on employee terminations and labor claims. Additionally, we recorded higher credit card selling expenses. Excluding non-interest expenses on retail operations acquired from Citibank in Brazil and the expenses of Latin America ex-Brazil, this increase would be 1.0%, below the accumulated inflation rate for the period (2.7% - IPCA).

  Number of Employees - in thousands

99.6 thousand employees at the end of the 1Q18

▲ + 0.3% (1Q18/4Q17)

▲ + 4.9% (1Q18/1Q17)

The increase in the number of employees in the year was driven by the retail operations acquired from Citibank in Brazil and the new employees hired for the Retail Banking operational structure related to the branch network. Additionally, in the second quarter of 2017, we started a hiring process aimed to strengthen REDE’s commercial structure.

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A	28

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio

We present the effciency ratio and the risk-adjusted effciency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).

Risk-Adjusted	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit
Efficiency Ratio		(Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio:

• 12-month period: increase of 170 basis points from the same period of the previous year. In this period, non-interest expenses increased 2.1%, whereas accumulated inflation for the period was 2.7% (IPCA). On the other hand, in the same period, revenues decreased 1.9%, mainly impacted by a lower economic activity.

Risk-Adjusted Efficiency Ratio:

• 12-month period: decrease of 490 basis points from the same period of the previous year. In this period, in addition to the effects that explain the effciency ratio, cost of credit decreased 29.9%, mainly driven by a lower provision for loan losses.

Distribution Network

Points of Service | Brazil and Abroad

The shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs, is enabling the increase in the total number of available ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

In Brazil, the reduction in the number of brick and mortar branches and the increased number of digital branches are consistent with our clients’ profiles, who have been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*) -

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
116	337	316	2,984	681

(*) In March 2018. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A	29

Management Discussion & Analysis	Balance Sheet

Balance Sheet

Highlights

•	Annual growth of 25.6% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures (a 10.4% decrease in deposits received under securities repurchase agreements), in addition to the increase of approximately R$5 billion in deposits received from the consolidation of Citibank’s operations.

•	Decrease in stockholders’ equity in the quarter, mainly driven by payment of dividends and interest on capital.

Assets
In R$ millions, end of period	1Q18	4Q17	Δ	1Q17	Δ
Current and Long-term Assets	1,496,519	1,475,217	1.4%	1,386,959	7.9%
Cash and Cash Equivalents	25,444	18,749	35.7%	20,224	25.8%
Interbank Investments	264,524	271,254	-2.5%	274,435	-3.6%
Securities and Derivative Financial Instruments	451,167	445,751	1.2%	379,952	18.7%
Interbank and Interbranch Accounts	131,618	132,752	-0.9%	112,822	16.7%
Loan, Lease and Other Loan Operations	495,484	493,595	0.4%	478,095	3.6%
(Allowance for Loan Losses)	(34,798)	(35,360)	-1.6%	(35,770)	-2.7%
Other Assets	163,081	148,475	9.8%	157,201	3.7%
Permanent Assets	27,835	28,286	-1.6%	26,311	5.8%
Total Assets	1,524,354	1,503,503	1.4%	1,413,269	7.9%

Liabilities
In R$ millions, end of period	1Q18	4Q17	Δ	1Q17	Δ
Current and Long-Term Liabilities	1,391,216	1,362,133	2.1%	1,284,815	8.3%
Deposits	407,949	402,938	1.2%	324,926	25.6%
Deposits Received under Securities Repurchase Agreements	310,609	323,910	-4.1%	346,738	-10.4%
Fund from Acceptances and Issue of Securities	115,237	107,581	7.1%	96,360	19.6%
Interbank and Interbranch Accounts	42,506	39,086	8.8%	33,953	25.2%
Borrowings and Onlendings	63,230	63,441	-0.3%	73,348	-13.8%
Derivative Financial Instruments	34,355	26,453	29.9%	23,040	49.1%
Technical Provisions for Insurance, Pension Plans and Premium	188,827	183,747	2.8%	164,466	14.8%
Other Liabilities	228,503	214,977	6.3%	221,984	2.9%
Deferred Income	2,408	2,433	-1.1%	2,113	14.0%
Minority Interest in Subsidiaries	12,219	12,014	1.7%	11,444	6.8%
Stockholders' Equity	118,511	126,924	-6.6%	114,897	3.1%
Total Liabilities and Equity	1,524,354	1,503,503	1.4%	1,413,269	7.9%

Itaú Unibanco Holding S.A	30

Management Discussion & Analysis	Balance Sheet

Credit Portfolio

Highlights

•	In the quarter, there was an increase in all portfolios for individuals, except for credit card loans, which is seasonally lower in the first quarter of the year, in addition to the increase of 2.1% in very small, small and middle market, both due to demand increase.

•	The reduction in the corporate portfolio is related to the deleveraging of this segment, however, it is worth mentioning that part of these credits has migrated to the capital markets.

Credit Portfolio by Product

In R$ billions, end of period	1Q18	4Q17	∆	1Q17	∆
Individuals - Brazil (1)	190.5	190.6	-0.1%	180.2	5.7%
Credit Card Loans	65.0	66.9	-2.9%	56.2	15.6%
Personal Loans	26.4	25.3	4.2%	25.8	2.3%
Payroll Loans (2)	44.7	44.4	0.6%	44.9	-0.4%
Vehicle Loans	14.3	14.1	1.7%	14.8	-3.1%
Mortgage Loans	40.0	39.7	0.7%	38.3	4.3%
Rural Loans	0.1	0.1	1.4%	0.2	-30.0%
Companies - Brazil (1)	164.4	166.8	-1.4%	172.5	-4.7%
Working Capital (3)	82.9	84.6	-2.0%	88.5	-6.3%
BNDES/Onlending	20.7	22.9	-9.5%	30.4	-31.7%
Export / Import Financing	41.3	39.8	3.8%	30.9	33.4%
Vehicle Loans	2.8	2.6	8.7%	2.5	12.9%
Mortgage Loans	7.8	8.3	-7.0%	10.2	-23.6%
Rural Loans	8.9	8.6	3.7%	10.1	-11.5%
Latin America (4)	140.6	136.2	3.2%	125.5	12.0%
Total without Financial Guarantees Provided	495.5	493.6	0.4%	478.1	3.6%
Financial Guarantees Provided	70.9	70.5	0.6%	72.2	-1.9%
Total with Financial Guarantees Provided	566.4	564.1	0.4%	550.3	2.9%
Corporate Securities (5)	34.7	36.0	-3.7%	36.7	-5.4%
Total Risk	601.1	600.1	0.2%	587.0	2.4%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration

As of March 31, 2018

Only 17.4% of the credit risk is concentrated on the 100 largest debtors.

		% of total	% of total
In R$ billions, end of period	Risk	credits	Assets
Largest Debtor	4.1	0.7	0.3
10 Largest Debtors	29.5	5.2	1.9
20 Largest Debtors	45.8	8.1	3.0
50 Largest Debtors	73.1	12.9	4.8
100 Largest Debtors	98.4	17.4	6.5

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	1Q18	4Q17	∆
Public Sector	5.2	4.9	7.7%
Private Sector | Companies	313.8	314.0	-0.1%
Real Estate	21.1	21.9	-4.0%
Food and beverage	17.8	17.3	3.1%
Vehicles and auto parts	15.1	16.0	-5.6%
Agribusiness and fertilizers	17.1	16.0	6.6%
Energy and water treatment	16.1	15.8	1.9%
Transportation	13.8	13.7	0.5%
Banks and other financial institutions	10.8	11.0	-2.1%
Infrastructure work	11.0	10.4	5.4%
Mining	8.8	9.3	-5.1%
Steel and metallurgy	9.1	9.2	-0.7%
Telecommunications	8.9	9.0	-0.9%
Petrochemical and chemical	8.8	8.6	3.1%
Sugar and Alcohol	6.9	7.6	-8.9%
Pharmaceutical and cosmetics	7.3	7.2	0.4%
Capital Assets	6.6	6.9	-3.1%
Electronic and IT	6.5	6.4	1.0%
Oil and gas	6.4	6.3	2.9%
Construction Material	5.8	6.3	-6.9%
Clothing and footwear	4.9	4.8	1.5%
Services - Other	38.8	39.9	-2.8%
Commerce - Other	17.5	17.6	-0.8%
Industry - Other	8.4	8.0	5.0%
Other	46.3	45.0	3.1%
Total	319.0	318.9	0.0%

Itaú Unibanco Holding S.A	31

Management Discussion & Analysis	Balance Sheet

Credit Portfolio1 (Individuals and Companies) – Brazil

Loan Portfolio Mix— Individuals

Mar-18
7.5%
34.1%
13.9%
21.0%
23.5%
Mar-13
31.8%
27.1%
17.9%
12.6%
10.7%
Vehicles
Credit Card
Personal Loans
Mortgage Loans
Payroll Loans

Loan Portfolio Mix—Companies

Mar-18
36.9%
63.1%
Mar-13
40.0%
60.0%
Very Small, Small and Middle Market Loans
Corporate Loans

Payroll Loans

R$44.7 billion as of March 31, 2018

▲ + **0.6%** (vs. Dec-17) ▼ - **0.4%** (vs. Mar-17)

In the first quarter of 2018, we highlight the growth in payroll loans portfolio after three consecutive quarters of reduction.

Portfolio 1Q18

By origination
(%)

41%
59%
Branches
Itaú Consignado S.A.

By Sector
(R$ billions)

4.8
6.4
33.5
INSS
Public Sector
Private Sector

Mortgage loans[2]

R$47.8 billion as of March 31, 2018

▼ - **0.7%** (vs. Dec-17) ▼ - **1.5%** (vs. Mar-17)

84% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations in 1Q18

98.3% of total credit mortgage is done by borrowers

R$2.2 billion ▲ + **14.1%** (vs. 1Q17)

Loan-to-Value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
57.4%	40.0%

Corporate

R$103.8 billion as of March 31, 2018

▼ - **3.3%** (vs. Dec-17) ▼ - **9.9%** (vs. Mar-17)

In the 12-month period, the reduction in this portfolio is related to deleveraging of companies, however, it is worth mentioning that part of these credits has migrated to the capital markets where we are also present, providing services to our clients.

Excluding the effect of foreign exchange variation, the loan portfolio would have decreased 3.5% in the quarter and 11.1% in the 12-month period.

Credit Cards

R$65.0 billion as of March 31, 2018

▼ - **2.9%** (vs. Dec-17) ▲ + **15.6%** (vs. Mar-17)

10.2%
7.3%
82.5%
9.1%
6.9%
84.0%
9.7%
7.5%
82.9%
Sep-17
Dec-17
Mar-18
Revolving Credit + Overdue Loans[1]
Installment with Interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installment without interest.

Vehicle Financing[2]

R$17.1 billion as of March 31, 2018

▲ + **2.8%** (vs. Dec-17) ▼ - **0.8%** (vs. Mar-17)

Originations in 1Q18

R$3.2 billion ▲ + **38.4%** (vs. 1Q17)

Average Term	% Average Down Payment	Average Ticket *
41 months	**39%**	**R$30.8** thousand

(*) Individuals

Loan-to-Value

Vintage (quarterly average)	Portfolio
61.1%	65.6%

Very Small, Small and Middle Market

R$60.7 billion as of March 31, 2018

▲ **+2.1%** (vs. Dec-17) ▲ + **5.8%** (vs. Mar-17)

In the first quarter of 2018, the origination[3] of credits for very small, small and middle-market companies increased approximately 27% when compared to the same period in 2017.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A	32

Management Discussion & Analysis	Balance Sheet

Funding

Highlights

•	Due to the regulatory changes, the migration trend from debentures to funds from bills and time deposits continues in this quarter.

•	Compared to the first quarter of 2017, time deposit growth is partially related to the migration of funds from debentures linked to repurchase agreements and also to the incorporation of balances acquired from Citibank.

•	Savings deposits increased 2.0% in the quarter and 14.4% when compared to the same period of the previous year.

After being purchased by the bank (the Conglomerate’s leading company), the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements.

In R$ millions, end of period	1Q18	4Q17	∆	1Q17	∆
Demand Deposits	66,430	68,973	-3.7%	61,108	8.7%
Savings Deposits	122,412	119,980	2.0%	107,046	14.4%
Time Deposits	215,743	211,800	1.9%	152,354	41.6%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	45,030	58,837	-23.5%	116,961	-61.5%
Funds from Bills (1) and Structured Operations Certificates	73,821	65,704	12.4%	59,366	24.3%
(1) Total - Funding from Account Holders and Institutional Clients	523,436	525,295	-0.4%	496,834	5.4%
Onlending	21,893	24,181	-9.5%	28,544	-23.3%
(2) Total – Funding from Clients	545,329	549,476	-0.8%	525,379	3.8%
Assets Under Administration	1,026,534	969,858	5.8%	863,494	18.9%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	188,827	183,747	2.8%	164,466	14.8%
(3) Total – Clients	1,760,690	1,703,081	3.4%	1,553,339	13.3%
Interbank deposits	3,361	2,182	54.0%	4,416	-23.9%
Funds from Acceptance and Issuance of Securities	41,416	41,877	-1.1%	36,995	12.0%
Total Funds from Clients + Interbank Deposits	1,805,467	1,747,140	3.3%	1,594,749	13.2%

Working Capital and Other	533,414	519,836	2.6%	494,816	7.8%
Repurchase Agreements (2)	265,579	265,073	0.2%	229,777	15.6%
Borrowings	41,337	39,260	5.3%	44,803	-7.7%
Foreign Exchange Portfolio	66,743	51,851	28.7%	62,564	6.7%
Subordinated Debt (3)	52,241	52,696	-0.9%	53,226	-1.9%
Collection and Payment of Taxes and Contributions	4,618	306	1410.4%	4,415	4.6%
Working Capital (4)	102,895	110,651	-7.0%	100,031	2.9%
Total Funds (Working Capital, Raised and Managed Assets)	2,338,880	2,266,976	3.2%	2,089,565	11.9%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Considers the perpetual subordinated notes issued in the 4Q17 in the amount of R$4 billion, approved in April 2018 by the Central Bank of Brazil to be included in our Regulatory Capital as Additional Tier I Capital, and also considers perpetual subordinated notes issued in the 1Q18 in the amount of R$2.6 billion, which Central Bank of Brazil approval is still necessary to be included in our Regulatory Capital as Additional Tier I Capital. (4) Stockholders’ Equity + Non-Controlling Interest – Permanent Assets.

Loans to Funding Ratio

In R$ millions, end of period	1Q18	4Q17	∆	1Q17	∆
Funding from Clients	545,329	549,476	-0.8%	525,379	3.8%
Funds from Acceptance and Issuance of Securities Abroad	41,416	41,877	-1.1%	36,995	12.0%
Borrowings	41,337	39,260	5.3%	44,803	-7.7%
Other (1)	36,592	33,135	10.4%	33,665	8.7%
Total (A)	664,674	663,748	0.1%	640,842	3.7%
(-) Reserve Required by Brazilian Central Bank	(99,132)	(102,922)	-3.7%	(89,213)	11.1%
(-) Cash (Currency) (2)	(25,444)	(18,749)	35.7%	(20,224)	25.8%
Total (B)	540,097	542,077	-0.4%	531,405	1.6%
Loan Portfolio (C) (3)	495,484	493,595	0.4%	478,095	3.6%
Loan Portfolio / Gross Funding (C/A)	74.5%	74.4%	20 bps	74.6%	-10 bps
Loan Portfolio / Net Funding (C/B)	91.7%	91.1%	70 bps	90.0%	180 bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A	33

Management Discussion & Analysis	Balance Sheet by Currency

Balance Sheet by Currency

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Assets | As of March 31, 2018

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad

Cash and Cash Equivalents	25,444	11,629	9,400	2,228	13,847
Short - Term Interbank Investments	264,524	245,216	245,216	0	19,308
Securities and Derivative Instruments	451,167	378,808	377,058	1,750	126,470
Loans, Leases and Other Loan Operations	460,686	291,541	280,997	10,544	214,269
Loans	495,484	319,753	309,208	10,544	220,856
(Allowance for Loan Losses)	(34,798)	(28,212)	(28,212)	0	(6,587)
Other Assets	294,699	248,501	227,292	21,209	86,393
Foreign Exchange Portfolio	66,367	35,563	14,373	21,190	70,800
Other	228,332	212,939	212,919	20	15,593
Permanent Assets	27,835	97,544	18,749	78,795	9,045
Total Assets	1,524,354	1,273,240	1,158,713	114,527	469,332
Derivatives - Purchased Positions				261,482
Total Assets After Adjustments (a)				376,010

Liabilities | As of March 31, 2018

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	407,949	264,231	263,824	407	143,747
Funds Received under Securities Repurchase Agreements	310,609	287,906	287,906	0	22,703
Funds from Acceptances and Issue of Securities	115,237	130,808	74,532	56,276	38,273
Borrowings and Onlendings	63,230	70,545	24,686	45,859	37,810
Interbank and Interbranch Accounts	42,506	41,800	38,186	3,614	707
Derivative Financial Instruments	34,355	21,791	21,791	-	12,565
Other Liabilities	228,503	146,349	127,146	19,204	122,617
Foreign Exchange Portfolio	66,743	35,802	16,644	19,158	70,937
Other	161,759	110,547	110,502	46	51,679
Technical Provisions of Insurance, Pension Plan
and Premium Bonds	188,827	188,619	188,619	-	208
Deferred Income	2,408	1,939	1,253	686	469
Minority Interest in Subsidiaries	12,219	763	763	-	11,456
Stockholders' Equity of Parent Company	118,511	118,490	118,490	-	78,777
Capital Stock and Reserves	112,231	112,433	112,433	-	78,157
Net Income	6,280	6,056	6,056	-	620
Total Liabilities and Equity	1,524,354	1,273,240	1,147,194	126,045	469,332
Derivatives - Sold Positions				309,102
Total Liabilities and Equity After Adjustments (b)				435,147
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(59,137)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(17,792)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

In R$ millions, end of period	1Q18	4Q17	∆
Investments Abroad	78,795	78,064	0.9%
Net Foreign Exchange Position (Except Investments Abroad)	(137,932)	(136,526)	1.0%
Total	(59,137)	(58,463)	1.2%
Total in US$	(17,792)	(17,673)	0.7%

The net foreign exchange position, a liability position at a higher volume than the balance of hedged assets, reflects the mitigation of the exposure to foreign exchange variations.

Itaú Unibanco Holding S.A	34

Management Discussion & Analysis	Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. Our risk culture goes beyond policies, procedures and processes. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business. We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational risks and to face other material risks. The result of the last ICAAP – dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations;

•	Management of our portfolio seeking optimal risk-return ratios;

•	Alignment of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.

Risks Inherent in Our Business

Credit risk is the risk of loss associated with failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts.	Operational risk is the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems, or from external events that affect the achievement of strategic, tactical or operational objectives.	Liquidity risk is the likelihood of not being able to effectively honor obligations, including those from guarantees commitment, without affecting daily operations or incurring significant losses.	Market risk is the possibility of losses resulting from fluctuations in the market values including the risk of operations subject to variations in foreign exchange and interest rates, equity and commodity prices, and price indexes.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar 3.

Liquidity Coverage Ratio

(LCR)

In R$ millions	1Q18	4Q17
HQLA*	192,158	187,090
Potential Cash Outflows	110,756	98,356
LCR (%)	173%	190%

For 2018, the minimum required by the Brazilian Central Bank is 90%.

Values are calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines.

*HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

Note: Potential Cash Outflows calculated in standardized stress, determined by Circular No. 3,749;

Value at Risk - VaR 1,2

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	1Q18(2)	4Q17(2)
VaR by Risk Factor
Brazilian Interest Rates	882.6	764.7
Currency	17.3	11.9
Shares of Stock Exchange	32.1	46.4
Commodities	1.8	0.8
Diversification Effect	-549.9	-451.5
Total VaR	383.9	372.3
Maximum VaR in the quarter	525.0	467.3
Average VaR in the quarter	432.7	400.4
Minimum VaR in the quarter	369.2	324.2

(1)	Values represented above consider a 1-day time horizon and a 99% confidence level.
(2)	The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A	35

Management Discussion & Analysis	Risk and Capital Management

Capital

Highlights

•	On March 31, 2018, our CET1 fully loaded with Basel III rules and considering the impact of the investment in XP reached 13.6%. Our Tier I capital ratio fully loaded is 14.5% considering the approval of our additional capital Tier I in the first quarter of 2018.

Capital Requirements

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding.

	From January 1,
Basel III Schedule (%)	2015	2016	2017	2018	2019
Common Equity Tier I	4.5	4.5	4.5	4.5	4.5
Tier I Capital	6.0	6.0	6.0	6.0	6.0
Total Regulatory Capital	11.0	9.875	9.25	8.625	8.0
Additional Common Equity Tier I (ACP)	-	0.625	1.5	2.375	3.5
conservation buffer	-	0.625	1.25	1.875	2.5
countercyclical buffer¹	-	-	-	-	-
systemic	-	-	0.25	0.5	1.0
Common Equity Tier I + ACP	4.5	5.1	6.0	6.9	8.0
Total Regulatory Capital + ACP	11.0	10.5	10.75	11.0	11.5
Liquidity Coverage Ratio	60	70	80	90	100
Prudential adjustments deductions	40	60	80	100	100

¹ According to circular No.3,769 of Central Bank and the announcement No. 31,752/18, required ACP countercyclical is zero.

Solvency Ratios

In R$ millions, end of period	1Q18	4Q17
Consolidated stockholders’ equity (BACEN)	131,812	140,348
Deductions from Core Capital	(21,477)	(17,952)
Core Capital	110,336	122,396
Additional Capital	75	57
Tier I	110,410	122,453
Tier II	15,868	19,799
Referential Equity (Tier I and Tier II)	126,278	142,252
Required Referential Equity	65,562	69,995
ACPRequired	18,053	11,351

Total Risk-weighted Exposure (RWA)	760,139	756,708
Credit Risk-weighted Assets (RWACPAD)	665,358	660,516
Operational Risk-weighted Assets (RWAOPAD)	70,468	63,277
Market Risk-weighted Assets (RWAMINT)	24,313	32,915

Tier I (Core Capital + Additional Capital)	14.5%	16.2%
Tier II	2.1%	2.6%
BIS (Referential Equity / Total Risk-weighted Exposure)	16.6%	18.8%

Main changes in the quarter:

Referential Equity: Decrease of 11.2%, with impact on Tier I capital, which decreased R$12,043 million, mainly due to the decrease in stockholders’ equity, driven by the payment of dividends and interest on capital.

RWA: Increase of R$1,395 million, mainly due to the higher exposure of operational risk-weighted assets (RWAOPAD) and credit risk-weighted assets (RWACPAD).

BIS ratio: Reduction of 220 basis points, mainly due to the effect of payment of dividends and interest on capital related to 2017 net income.

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Capital Ratio according to Full Basel III Rules

On March 31, 2018, our CET1 fully loaded with Basel III rules and considering the impact of the investment in XP reached 13.6%. Our Tier I capital ratio fully loaded is 14.5% considering the approval of our additional capital Tier I in the first quarter of 2018.

(1) The impact of 0.6% represents AT1 issued in December 2017 approved by the Central Bank of Brazil in April 18, 2018. (2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which was 10.8 in 2017, is at 11.6 nowadays and will be 12.5 in 2019. (3) Based on preliminary information. (4) The impact of 0.3% represents pro forma information of AT1 issued in March 2018, which is pending regulatory approval to be considered as Tier I Capital.

Itaú Unibanco Holding S.A	36

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

1st quarter of 2018

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,692	6,821	2,913	27,426
Managerial Financial Margin	9,715	4,432	2,852	16,999
Financial Margin with Clients	9,715	4,432	1,114	15,261
Financial Margin with the Market	-	-	1,738	1,738
Commissions and Fees	6,234	2,273	21	8,528
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,742	116	40	1,898
Cost of Credit	(2,780)	(1,007)	(0)	(3,788)
Provision for Loan Losses	(3,164)	(946)	(0)	(4,111)
Impairment	-	(187)	-	(187)
Discounts Granted	(275)	(9)	(0)	(284)
Recovery of Loans Written Off as Losses	659	136	-	795
Retained Claims	(260)	(19)	-	(279)
Other Operating Expenses	(9,513)	(3,656)	(213)	(13,382)
Non-interest Expenses	(8,310)	(3,338)	(28)	(11,676)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,192)	(316)	(181)	(1,689)
Insurance Selling Expenses	(12)	(2)	(3)	(17)
Income before Tax and Minority Interests	5,139	2,138	2,700	9,977
Income Tax and Social Contribution	(1,922)	(588)	(952)	(3,462)
Minority Interests in Subsidiaries	(44)	(43)	(9)	(96)
Recurring Net Income	3,173	1,508	1,739	6,419
Recurring Return on Average Allocated Capital	35.1%	12.6%	22.1%	22.2%
Efficiency Ratio (ER)	51.2%	51.5%	1.0%	45.9%
Risk-Adjusted Efficiency Ratio (RAER)	68.3%	67.0%	1.1%	60.8%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Loan and Capital by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	221,077	274,407	-	495,484
(Allowance for Loan Losses)	(14,944)	(11,896)	-	(26,840)
(Complementary Expected Loss Provisions)	-	-	(7,958)	(7,958)
Economic Allocated Capital - Tier I (*)	37,768	50,517	30,226	118,511

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A	37

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

4th quarter of 2017

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	18,029	7,150	2,660	27,839
Managerial Financial Margin	9,622	4,682	2,637	16,941
Financial Margin with Clients	9,622	4,682	1,200	15,503
Financial Margin with the Market	-	-	1,437	1,437
Commissions and Fees	6,431	2,339	5	8,775
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,976	129	18	2,123
Cost of Credit	(3,117)	(1,136)	(4)	(4,257)
Provision for Loan Losses	(3,530)	(949)	(4)	(4,483)
Impairment	-	(282)	-	(282)
Discounts Granted	(251)	(85)	-	(336)
Recovery of Loans Written Off as Losses	664	181	-	844
Retained Claims	(356)	(17)	-	(373)
Other Operating Expenses	(10,020)	(3,997)	(337)	(14,353)
Non-interest Expenses	(8,823)	(3,686)	(166)	(12,675)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,178)	(308)	(153)	(1,639)
Insurance Selling Expenses	(18)	(3)	(18)	(39)
Income before Tax and Minority Interests	4,535	2,001	2,319	8,855
Income Tax and Social Contribution	(1,728)	(597)	(341)	(2,666)
Minority Interests in Subsidiaries	(41)	140	(8)	92
Recurring Net Income	2,766	1,544	1,970	6,280
Recurring Return on Average Allocated Capital	32.7%	13.4%	22.6%	21.9%
Efficiency Ratio (ER)	53.6%	54.0%	6.7%	49.2%
Risk-Adjusted Efficiency Ratio (RAER)	72.5%	70.7%	6.8%	65.7%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Loan and Capital by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	220,815	272,781	-	493,595
(Allowance for Loan Losses)	(15,641)	(11,558)	-	(27,199)
(Complementary Expected Loss Provisions)	-	-	(8,161)	(8,161)
Economic Allocated Capital - Tier I (*)	34,641	44,913	47,369	126,924

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A	38

Management Discussion and Analysis	Segment Analysis

Retail Banking

Highlights

•	In the first quarter of 2018, net income increased R$407 million from the previous quarter. This increase was mainly driven by the reduction of non-interest expenses, related to lower provision for labor/civil claims and decreased expenses on data processing, and by lower provision for loan losses, in line with the downward delinquency rate trend.

•	On the other hand, income from insurance, pension plan and premium bonds operations before retained claims and selling expenses decreased, mainly due to gain with Liability Adequacy Test occurred in 4Q17.

Retail banking comprises banking products and services to both current account and non-current account holders. Offered products and services include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients served:

The client´s profiles determines the segment, which enables us to be closer to them and understand their needs, in addition to offer the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 to R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Digital Transformation in Retail Banking

Focus on digitalization in all bank’s fronts of action by providing broader self-service and client experience on all journeys. Actions in progress:

•	Digital branches operating in the very small companies segment;

•	Client and financial management services available in digital channels (such as WhatsApp);

•	Launch of Apple Pay.

Wholesale Banking

Highlights

•	In the first quarter of 2018, recurring net income decreased R$36 million, mainly driven by the decrease in financial margin with clients, due to fewer calendar days and reduction of large companies portfolio.

•	The decrease in financial margin was partially offset by the reduction in non-interest expenses, related to personnel expenses.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Profile of clients served and areas of operation:

Middle-Market Companies 30,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Management is specialized in managing clients’ assets. In March 2018, it held R$624.4* billion in managed assets, a market share of 14.5%.

Capital Market Solutions Our business units offer local custody, fiduciary, international custody services and corporate solutions.

Activities Abroad

Information on our activities abroad is presented on next pages.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – March 2018. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A	39

Management Discussion and Analysis	Brazil and Latin America

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Quarterly Income Statement

	1Q18			4Q17			∆
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	27,426	24,946	2,480	27,839	25,468	2,370	-1.5%	-2.1%	4.6%
Managerial Financial Margin	16,999	15,223	1,777	16,941	15,299	1,642	0.3%	-0.5%	8.2%
Financial Margin with Clients	15,261	13,792	1,469	15,503	14,092	1,411	-1.6%	-2.1%	4.1%
Financial Margin with the Market	1,738	1,431	307	1,437	1,207	231	20.9%	18.6%	33.1%
Commissions and Fees	8,528	7,858	670	8,775	8,093	682	-2.8%	-2.9%	-1.7%
Result from Insurance [2]	1,898	1,865	33	2,123	2,077	47	-10.6%	-10.2%	-28.2%
Cost of Credit	(3,788)	(3,282)	(505)	(4,257)	(3,586)	(671)	-11.0%	-8.5%	-24.7%
Provision for Loan Losses	(4,111)	(3,557)	(554)	(4,483)	(3,782)	(701)	-8.3%	-5.9%	-21.0%
Impairment	(187)	(187)	-	(282)	(282)	-	-33.7%	-33.7%	-
Discounts Granted	(284)	(283)	(1)	(336)	(310)	(26)	-15.4%	-8.8%	-95.7%
Recovery of Loans Written Off as Losses	795	746	49	844	789	55	-5.8%	-5.5%	-11.1%
Retained Claims	(279)	(261)	(19)	(373)	(360)	(13)	-25.1%	-27.6%	40.7%
Other Operating Expenses	(13,382)	(11,724)	(1,658)	(14,353)	(12,614)	(1,739)	-6.8%	-7.1%	-4.7%
Non-interest Expenses	(11,676)	(10,068)	(1,608)	(12,675)	(10,985)	(1,690)	-7.9%	-8.3%	-4.9%
Tax Expenses and Other [3]	(1,706)	(1,657)	(49)	(1,678)	(1,629)	(49)	1.6%	1.7%	0.4%
Income before Tax and Minority Interests	9,977	9,679	298	8,855	8,908	(53)	12.7%	8.6%	-659.1%
Income Tax and Social Contribution	(3,462)	(3,405)	(57)	(2,666)	(2,734)	68	29.8%	24.5%	-183.7%
Minority Interests in Subsidiaries	(96)	(53)	(43)	92	(49)	140	-204.7%	9.4%	-130.3%
Recurring Net Income	6,419	6,220	199	6,280	6,126	155	2.2%	1.5%	28.9%

Year-to-date Income Statement

	1Q18			1Q17			∆
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	27,426	24,946	2,480	27,266	25,260	2,006	0.6%	-1.2%	23.6%
Managerial Financial Margin	16,999	15,223	1,777	17,415	16,049	1,366	-2.4%	-5.1%	30.0%
Financial Margin with Clients	15,261	13,792	1,469	15,547	14,358	1,189	-1.8%	-3.9%	23.6%
Financial Margin with the Market	1,738	1,431	307	1,868	1,691	177	-7.0%	-15.4%	73.3%
Commissions and Fees	8,528	7,858	670	7,844	7,233	611	8.7%	8.6%	9.7%
Result from Insurance [2]	1,898	1,865	33	2,007	1,979	28	-5.4%	-5.8%	17.8%
Cost of Credit	(3,788)	(3,282)	(505)	(5,281)	(4,875)	(406)	-28.3%	-32.7%	24.4%
Provision for Loan Losses	(4,111)	(3,557)	(554)	(5,392)	(4,960)	(432)	-23.8%	-28.3%	28.1%
Impairment	(187)	(187)	-	(444)	(444)	-	-57.9%	-57.9%	-
Discounts Granted	(284)	(283)	(1)	(293)	(284)	(10)	-3.1%	-0.1%	-88.7%
Recovery of Loans Written Off as Losses	795	746	49	849	813	36	-6.3%	-8.3%	38.7%
Retained Claims	(279)	(261)	(19)	(321)	(312)	(9)	-12.9%	-16.5%	114.3%
Other Operating Expenses	(13,382)	(11,724)	(1,658)	(12,694)	(11,237)	(1,457)	5.4%	4.3%	13.8%
Non-interest Expenses	(11,676)	(10,068)	(1,608)	(11,001)	(9,585)	(1,416)	6.1%	5.0%	13.6%
Tax Expenses and Other [3]	(1,706)	(1,657)	(49)	(1,693)	(1,653)	(41)	0.7%	0.2%	20.3%
Income before Tax and Minority Interests	9,977	9,679	298	8,970	8,836	134	11.2%	9.5%	123.2%
Income Tax and Social Contribution	(3,462)	(3,405)	(57)	(2,767)	(2,769)	2	25.1%	23.0%	-2760.3%
Minority Interests in Subsidiaries	(96)	(53)	(43)	(27)	(55)	28	250.8%	-3.7%	-251.8%
Recurring Net Income	6,419	6,220	199	6,176	6,012	164	3.9%	3.5%	21.6%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A	40

Management Discussion & Analysis	Activities Abroad

Global Footprint

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office. In Mexico, we are present through an office dedicated to equity research activities.

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Tokyo), mainly serving institutional clients, investment banking, corporate and private banking

Itaú BBA International

In 2016, Moody’s assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody’s recognized the strength of Itau BBA International plc’s strong macro profile and balance sheet.

Other operations

Our international units offer a variety of financial products through its branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A	41

Management Discussion & Analysis	Activities Abroad

We present the results of Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital.

Itaú CorpBanca

The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. Focused on medium companies, corporate and retail, Itaú CorpBanca offers a wide range of banking products.

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation were completed in December, 2017. In Colombia, as from May 2017, we have operated under the “Itaú” brand, and, the system integration is expected to be completed by June 2018.

In R$ millions (in constant currency)	1Q18	4Q17	Δ

Operating Revenues	1,532	1,478	3.6%
Managerial Financial Margin	1,174	1,139	3.1%[1]
Financial Margin with Clients	1,019	1,065	-4.3%
Financial Margin with the Market	155	74	108.8%
Commissions and Fees	324	290	11.6%[2]
Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	34	49	-31.6%
Cost of Credit	(448)	(664)	-32.4%
Provision for Loan Losses	(494)	(700)	-29.5%[3]
Discounts Granted	(1)	(14)	-92.3%
Recovery of Loans Written Off as Losses	46	51	-8.9%
Retained Claims	(19)	(14)	33.2%
Other Operating Expenses	(1,043)	(1,125)	-7.3%
Non-Interest Expenses	(1,038)	(1,122)	-7.5%[4]
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(3)	(0)	-
Insurance Selling Expenses	(2)	(3)	-38.2%
Income before Tax and Minority Interests	21	(325)	-106.5%
Income Tax and Social Contribution	41	157	-73.6%
Minority Interests in Subsidiaries	(42)	145	-129.1%[5]
Recurring Net Income	20	(23)	-
Return on Average Equity - Annualized	1.2%	-1.4%	260	bps
Efficiency Ratio	68.9%	76.8%	-790	bps

1.	Higher margin with the market, mainly driven by market volatility, partially offset by lower margin with clients due to the sale of the students’ loans portfolio in Chile made in the previous quarter;

2.	Higher revenues from financial advisory services;

3.	Decrease mainly due to higher provisions in the corporate segment in Chile and Colombia in the previous quarter;

4.	Lower personnel expenses due to the seasonal vacation effect and lower employee termination expenses, in addition to lower operating expenses;

5.	Minority interests are calculated based on the accounting figures of the operation in BRGAAP.

Banco Itaú Argentina

We offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In R$ millions (in constant currency)	1Q18	4Q17	Δ
Operating Revenues	297	342	-13.2%
Managerial Financial Margin	192	195	-1.3%
Financial Margin with Clients	172	166	3.8%
Financial Margin with the Market	20	28	-31.1%
Commissions and Fees	105	147	-28.9%[1]
Cost of Credit	(15)	(8)	82.3%
Provision for Loan Losses	(16)	1	-	[2]
Discounts Granted	-	(10)	-
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(234)	(252)	-7.5%
Non-Interest Expenses	(208)	(229)	-9.2%[3]
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(25)	(23)	9.3%
Income before Tax and Minority Interests	48	81	-40.7%
Income Tax and Social Contribution	(13)	(28)	-54.6%
Recurring Net Income	35	53	-33.6%
Return on Average Equity - Annualized	10.4%	18.5%	-810	bps
Efficiency Ratio	76.8%	72.0%	480	bps

1.	Decrease was mainly due higher revenues related to financial advisory in the fourth quarter of 2017, which did not repeat;

2.	Increase driven by the sale of portfolio in the previous quarter;

3.	Decrease mainly driven by lower variable compensation and employee termination expenses.

Itaú Unibanco Holding S.A	42

Management Discussion & Analysis	Activities Abroad

Banco Itaú Paraguai

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards. In the corporate segment, we are a reference in agribusiness.

In R$ millions (in constant currency)	1Q18	4Q17	Δ

Operating Revenues	202	205	-1.4%
Managerial Financial Margin	144	143	0.6%
Financial Margin with Clients	123	122	0.3%
Financial Margin with the Market	21	21	2.4%
Commissions and Fees	58	62	-6.1%
Cost of Credit	(22)	(9)	134.5%
Provision for Loan Losses	(23)	(11)	108.7%[1]
Discounts Granted	-	(0)	-
Recovery of Loans Written Off as Losses	1	2	-23.9%
Other Operating Expenses	(106)	(109)	-2.5%
Non-Interest Expenses	(106)	(109)	-2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(0)	-
Income before Tax and Minority Interests	74	87	-14.8%
Income Tax and Social Contribution	(27)	(34)	-21.0%
Recurring Net Income	47	53	-10.9%
Return on Average Equity - Annualized	17.4%	19.5%	-210	bps
Efficiency Ratio	52.5%	53.1%	-70	bps

1. Increase in provisions for the retail segment.

Banco Itaú Uruguai

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Through the OCA credit card company, more focused on the mass market, we complement our strategy of serving a wide range of clients through customized financial solutions.

In R$ millions (in constant currency)	1Q18	4Q17	Δ

Operating Revenues	383	365	4.9%[1]
Managerial Financial Margin	195	185	5.7%
Financial Margin with Clients	160	164	-2.1%
Financial Margin with the Market	35	21	65.8%
Commissions and Fees	187	180	4.1%
Cost of Credit	(25)	(21)	20.7%
Provision for Loan Losses	(26)	(25)	2.3%
Recovery of Loans Written Off as Losses	1	4	-
Other Operating Expenses	(247)	(243)	1.4%
Non-Interest Expenses	(246)	(243)	1.2%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(0)	-
Income before Tax and Minority Interests	111	101	10.1%
Income Tax and Social Contribution	(43)	(40)	9.3%
Recurring Net Income	68	61	10.7%
Return on Average Equity - Annualized	21.6%	19.6%	210	bps
Efficiency Ratio	64.4%	66.7%	-230	bps

1. Increase mainly driven by higher margin with the market and higher commissions and fees due to higher consumption levels on debit cards.

Itaú Unibanco Holding S.A	43

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Itaú Unibanco Holding S.A	44

Itaú

Additional Information

Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis	Our Shares

Our Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - ADRs - on the NYSE (New York Stock Exchange).

Market Capitalization

R$334 billion  │  US$100 billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)

Corporate Structure Chart and Free Float Participation

Strengths of our structure

•	Family controlling ownership ensuring long-term view

•	Professional management team

•	Broad shareholder base (52.82% of our shares in free float)

•	Strong corporate governance

Performance in the Capital Market

	(R$)	(R$)	(US$)
	ITUB4	ITUB3	ITUB
Price and Volume	(PN Shares)	(ON Shares)	(ADR)

Closing Price at 3/29/2018	51.31	45.13	15.60
Maximum price in the quarter	53.34	45.81	16.98
Average price in the quarter	49.86	43.03	15.43
Minimum price in the quarter	42.80	37.74	13.27
Closing Price at 12/28/2017 (1)	42.58	37.69	13.00
Closing price at 3/31/2017	37.90	33.77	12.07
Change in the 1Q18	20.5%	19.7%	20.0%
Change in the last 12 months	35.4%	33.6%	29.2%
Average daily trading financial volume in 12 months (million)	497.7	17.4	139.5
Average Daily Trading Volume in 1Q18 (million)	713.8	10.9	163.1

Shareholder Base and Indicators	03/31/18	12/31/17	03/31/17
Number of Shares	6,536,090	6,550,514	6,582,308
Common Shares (ON)	3,305,527	3,319,951	3,351,744
Non-Voting Shares (PN)	3,230,563	3,230,563	3,230,563
Treasury Shares	48,413	85,884	57,703
Number of Outstanding Shares (thousands)	6,487,678	6,464,631	6,524,604
Recurring Net Income per Share in the Quarter (R$)	0.99	0.97	0.95
Net Income per Share in the Quarter (R$)	0.97	0.90	0.93
Book Value per Share (R$)	18.27	19.63	17.61
Price/Earnings (P/E) (2)	13.78	11.57	10.98
Price/Book Value (P/B) (3)	2.81	2.17	2.15

(1)	Closing price of 12/29/17 for ITUB;

(2)	Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included;

(3)	Closing price of non-voting share at the period-end/Book value per share at the period end.

Shareholders’ Remuneration

As disclosed by the Material Fact of September 26, 2017, we excluded the maximum limit of dividends paid and interest on capital previously determined at 45% excluding shares bought back. In the first quarter of 2018, the payout was 80.2%1.

Dividends & Interest on Own Capital (IOC)

Payout - represents the percentage of the Recurring Net Income distributed to the shareholder in each period.

(1)	Considers the information of the last 12 months for the Recurring Net Income, Dividends, and Interest on Own Capital;
(2)	Considers Common Shares and Non-voting shares bought back in each period.

Shares Buyback Program

On December 15, 2017, a new share buyback program was approved, authorizing the acquisition of up to 28,616,649 common shares and 50,000,000 non-voting shares of own issue, with no decrease in capital stock, to be held in treasury, for cancellation or replacement in the market.

For more information about our share buyback program, please refer to our Investor Relations website.

Itaú Unibanco Holding S.A	46

Management Discussion & Analysis	Disclosure Criteria

Disclosure Criteria

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions or billions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A	47

(A free translation of the original in Portuguese)

Report of independent auditors on
supplementary information

To the Board of Directors and Stockholders
Itaú Unihanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of March 31, 2018, on which we issued an unqualified opinion dated April 30, 2018, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended March 31, 2018.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2018, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, April 30, 2018

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001 -903, Caixa Postal 61005

T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

Itaú Unibanco Holding S.A	48

Itaú

Complete
Financial Statements

March 31, 2018

Management Discussion & Analysis and
Complete Financial Statements

MANAGEMENT REPORT – January to March 2018

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to March 2018 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), the National Superintendence of Supplementary Pension (PREVIC), and the recommendations of the International Accounting Standards Board (IASB).

1	Itaú Unibanco Highlights

1.1) Corporate Governance

Change in the Board of Directors

Ms. Ana Lúcia de Mattos Barreto Villela was elected at the Annual General Stockholders’ Meeting

On April 25, 2018, we held the Annual and Extraordinary General Stockholders’ Meeting. At the annual meeting our stockholders elected 12 members for the Board of Directors: 11 members were reelected and Ms. Barreto Villela was elected, being 42% independent members and 100% of non-executive members.

Additionally, our stockholders voted in key matters for the organizations. Among other matters, our common stockholders were able to vote in the election of members for our Board of Directors and Fiscal Council, and the allocation of net income earned in 2017. Preferred stockholders, in turn, were able to vote in the election of members of the Fiscal Council nominated by the preferred stockholders.

We highlight item 13 of our General Stockholders’ Meeting Manual related to management compensation, which, based on interactions with our stockholders, was redesigned from last editions, and now introduces information more objectively, easier to understand and with simpler wording, including the use of illustrative infographics.

Noteworthy is the fact that our stockholders were able to take part in the Meeting either in person, by proxy or remote voting form, of which 15% of votes are cast by using the latter.

Consolidated Annual Report and Integrated Report

Available on the Internet, these documents bring information on Itaú Unibanco's performance, governance and strategy

In April 2018, we disclosed our Consolidated Annual Report, a document that unifies Form 20-F, the Annual Report, and the Offering Memorandum for the Medium-Term Note Program, or MTN Program.

This document is an important source of information on the Company, as it describes our strategies, performance, main business, corporate governance, risk management, and sustainability practices.

In this edition, the content of this report was redesigned, especially in relation to (i) Management Compensation; (ii) Strategy; (iii) Risk Factors; (iv) Risk Management; (v) Corporate Governance; (vi) Competitive Strengths; (vii) Business; and (viii) Financial Operation Analysis.

On that same month, we disclosed the Integrated Report, which addresses our strategies, business, products, services, and mainly how we create shared value and ensure the continuity of our business to our clients, stockholders, employees, and society.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	50

1.2) Strategic Frontlines

Seeking excellence and the creation of differentiated value for our stockholders and other audiences, we have defined six strategic priorities with medium and long-term perspective, which have guided our management, as follows: client centricity, digital transformation, people management, risk management, sustainable profitability, and internationalization. Permeating all those challenges are our corporate governance and sustainability.

In this quarter we highlight some significant initiatives in connection with this strategic agenda:

Digital Transformation

Apple Pay

A simple, safe and private way to make payments and shop at stores, by apps and on the Internet

Now in April 2018 our clients count on Apple Pay, a new payment way that enable shopping with their iPhone, Apple Watch, iPad or Macbook, in a simple, safe and private way, without using a plastic card. Our bank is the first Brazilian financial institution to offer Apple Pay to its clients. Our clients only need to register their Itaucard or Credicard credit cards or their Itaú multiple cards, which have a ‘credit’ function enabled in the “Wallet” app of their Apple devices.

Using Blockchain

Pioneering tech use

As part of our digital transformation, in February 2018 we adopted blockchain technology to provide more agility and traceability to the margin call trading process, as these are guarantees that banks receive to mitigate the credit risk associated with unfavorable variations in over-the-counter derivatives markets. These derivatives are financial products traded outside a stock exchange and whose value derives from another asset. As an example, we have a dollar derivative that will have its value based on foreign exchange variation.

Using this technology strengthens the bank’s pioneering the search for ground-breaking solutions for the sector. It is worth mentioning that we are part of international group R3, which comprises institutions from throughout the world for blockchain practical application analysis.

Internationalization

LatAm Strategic Council

Designed to spearhead the internationalization process

In April 2018, we disclosed the creation of the LatAm Strategic Council. Itaú Unibanco thus intensifies its process of understanding different markets and businesses to better serve regional clients, identifying opportunities for expansion of its operations, integration between units and creation of value for its shareholders.

1.3) Regulatory Environment

Banking regulation is key to keep sound and effective financial systems. When it is altered, it may have direct impacts on the bank’s results. We highlight below the main changes in 2018:

Compulsory deposits

In March 2018, CMN reduced the compulsory deposit percentage, as follows: to 25% from 40% for demand deposits; to 20% from 21% for rural savings deposits, and to 20.0% from 24.5% for other savings deposits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	51

This reduction in compulsory deposits is an adequate measure to increase the system liquidity and release funds for loan operations. It is part of the Central Bank’s agenda aimed at revising structural matters and generating sustainable benefits for Brazilian society.

Debit cards

In March 2018, the Central Bank of Brazil issued a resolution in connection with new maximum limits for debit card fees that will come into force in October 2018. Accordingly, it defined 0.5% as the limit for the average interchange fee, weighted every quarter by the transaction value, and 0.8% as the maximum value for any transaction.

This change is part of the Central Bank’s agenda to promote the sustainable growth of the National Financial System and is aimed at: (i) increasing the use of electronic instruments in Brazil, with gain of scale that will lead to a potential cost reduction for users; (ii) increasing competition in the banking sector; (iii) strengthening market governance; and (iv) strengthening the use of debit cards as a payment tool and of credit cards as a credit tool.

Overdraft

The Brazilian Federation of Banks (local acronym FEBRABAN) approved new overdraft guidelines that will come into force on July 1, 2018. Among these guidelines, we highlight the automatic offer of cheaper payment installments for consumers with over 15% of available credit limit compromised for 30 consecutive days, in addition to actions to encourage the conscious use of this product.

Additionally, through its relations channels, banks will alert clients whenever they overdraw their accounts by reminding them that this type of credit should be used in emergency and temporary occasions only. This initiative is a significant milestone as the sector advances to encourage population to have a healthier financial management. This is a measure designed inside the banking self-regulation environment, which should contribute to stimulate credit activities in Brazil.

1.4) Other Highlights

Agreement on Economic Plans

After three decades, banks and savings account holders have entered into agreement

As widely disclosed, Itaú Unibanco is a party to specific lawsuits filed by individuals and to class actions filed in connection with the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 1980’s and 1990’s as a measure to combat inflation, even though we had merely complied with the rules then in force. We recognize provisions when we are served and upon enforcement of rulings rendered by the Judicial Branch.

In March 2018, the Federal Supreme Court (local acronym STF) ratified the agreement entered by and between savings account holders (represented by two civil associations, FEBRAPO1 and IDEC2) and FEBRABAN, through the mediation of the Federal Attorney’s Office (local acronym AGU) and supervision of the Central Bank of Brazil, aimed at settling economic plan-related litigations. According to this agreement, banks must make prompt payments to clients entitled to refunds of up to R$5,000 and pay clients entitled to higher amounts within up to four years.

Irrespective of the amount involved, Itaú Unibanco will make demand payments for economic plan adjustments to all savings account holders in connection with the aforementioned lawsuits who fully adhere to all stages of the agreement, provided that they are Itaú Unibanco’s account holders and state our bank to receive the corresponding amounts.

1 Brazilian Movement for Savings Account Holders

2 Brazilian Institute for Consumer Protection

XP Investimentos (XP)

CADE approved the acquisition of a minority interest, reaffirming management independence

In March 2018, the Administrative Council for Economic Defense approved the acquisition of 49.9% of XP announced last year by Itaú Unibanco. This approval is conditioned on Itaú Unibanco’s commitment not to intervene in XP’s business management, as well as to avoid possible barriers to the entry and development in the segment of open platforms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	52

These commitments are in line with the agreement executed with XP’s shareholders in May 2017, which provides for that Itaú Unibanco will act as a minority partner and will not influence commercial and operating policies of any company belonging to the XP Group. XP will continue to operate as an open and independent platform, competing freely with other brokers and capital market distributors, including those controlled by the Itaú Unibanco conglomerate.

This acquisition strengthens our business model, increasing our commissions and fees through minority interest. XP operation, aimed at client experience, its open platform, high growth potential and pioneering, will make our results more robust accordingly.

This acquisition of minority interest is currently under analysis by the Central Bank of Brazil.

1.5) Awards and Recognition

From January to March 2018, we received recognitions that contributed to strengthen our reputation. The main awards received in the period are listed below:

Bloomberg Gender Equality Index (Bloomberg – January 2018)	Itaú Unibanco was for the second time one of the companies chosen to make up this Index.

World's Best Trade Finance Providers (Global Finance – January 2018)	Itaú BBA was awarded as 'Brazilian Best Trade Finance Provider'.

Prêmio CanalTech (CanalTech Award) (CanalTech – January 2018)	Itaú Unibanco was the winner in the Mobile Banking App of the Year category.

Guia de Fundos (Fund Directory) (Exame magazine – January 2018)	Itaú Unibanco was recognized as the Best Fund Manager. Additionally, the bank was awarded as the Best manager in equity funds; the Best manager in fixed income funds; the Best manager in high-income funds; and the Best manager in selective retail funds.

The World’s Best Private Banks 2018 (Global Finance – February 2018)	Itaú Unibanco was the winner of the Best Private Bank in Emerging Markets and Country Awards Brazil (Itaú Private Banking).

Empresas Notáveis (Distinguished Companies) (Grupo Padrão / Consumidor Moderno (Padrão Group / Modern Consumer) – February 2018)	Itaú Unibanco was top in the Retail Banking category.

World’s Most Valuable Brands and World’s Most Valuable Banking Brands (Brand Finance – February 2018)	Itaú Unibanco has the most valuable banking brand in South America.

Prêmio Segurador Brasil 2018 (Brazil Insurer Award 2018) (Segurador Brasil – March 2018)	Itaú Seguros was first in the “Highest Sales Growth” and “Highest Increase in Market Share” – Pension Plan; “Best Performance” – Extended Warranty.

LinkedIn Top Companies 2018 (Linkedin – March 2018)	Itaú Unibanco was the big winner of LinkedIn Top Companies 2018.

Bonds & Loans Latin America Deals of the Year 2018 (GFC Media Group – March 2018)	Itaú Unibanco is one of the winners in the following categories: Investment Grade Corporate Bond Deal, Natural Resources Finance Deal and Sub-Investment Grade Corporate Bond Deal

iF Design Award 2018 (iF Design – March 2018)	Itaú Unibanco was number one in the Communication category with the Itaú Digital Ux Design project. Itaú App Light was recognized in the Service Design category.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	53

1.6) Selected Financial Information

We offer a comprehensive range of banking services to a wide variety of market segments, including individuals and companies. We segregate our operation into wholesale and retail and we are structured to meet all our clients’ needs, either credit, investment, insurance or financial services in general. We present below a summary of our financial information:

	mar/31/2018	mar/31/2017
Profitability
Net Income (R$ billion)	6.3	6.1
Recurring Net Income (R$ billion)	6.4	6.2
Recurring Return on Average Equity - Annualized	22.2%	22.0%
Gross Income Related to Financial Operations (R$ billion)	12.8	13.3
Assets
Total Assets (R$ billion)	1,524.4	1,413.3
Total Credit Portfolio, including Financial Guarantees Provided (R$ billion)	566.4	550.3
Assets - Latin America (R$ billion)	200.3	170.3
Loan Portfolio/Funding(1)	74.5%	74.6%
Stockholders' Equity (R$ billion)	118.5	114.9
Funding
Demand, Savings, and Time Deposits (R$ billion)	404.6	320.5
Debentures (Linked to Repurchase Agreemens and Third Parties' Operations) (R$ billion)	45.0	117.0
Funds from Bills and Structured Operations Certificates (R$ billion)	73.8	59.4
Free, Raised and Managed Assets (R$ billion)	2,338.9	2,089.6
Capital and Liquidity
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.6%	18.1%
Fixed Asset Ratio	23.8%	24.6%
Total High-Quality Liquid Assets(2)(3) (R$ billion)	192.2	187.5
Liquidity Coverage Ratio (LCR)(3)	173.5%	210.9%
Customer Service Network
Total Number of Employees (individuals)	99,618	94,955
Brazil	85,843	81,219
Abroad	13,775	13,736
Branches and Client Service Branches (CSBs) – units	4,976	5,005
Digital Branches	160	144
Branches - Brazil(4)	3,587	3,553
CSBs - Brazil	704	757
Branches + CSBs - Latin America	525	551
Automated Teller Machines (ATMs) – units(5)	47,086	46,407

(1)  The loan portfolio does not include financial guarantees provided.

(2)  Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(3)  We monitor the Liquidity Coverage Ratio (LCR), as it refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 90% for 2018.

(4)  Includes IBBA representative offices abroad.

(5)  Includes CSBs (Client Service Branches), points of services in third parties’ establishments and Banco24horas ATMs.

From January to March 2018, net income was R$6.3 billion, up 3.8% from the same period of the previous year. Gross income related to financial operations was negatively impacted by the cycle of reduction in the Selic rate started in October 2016, which was offset by lower provisions for loan losses.

Personnel, administrative and operating expenses increased 3.5% between the first quarters of 2017 and 2018, mainly driven by increases in compensation and benefits and in credit card selling expenses, and our risk-adjusted efficiency ratio was 60.8%, down 370 basis points from the same period of 2017.

In this quarter, we highlight the 6.7% increase in commissions and fees from the first quarter of 2017, mainly those related to fund management, service package fees and credit cards.

Loan portfolio reached R$566.4 billion at the end of March 2018, up 2.9% from the same period in 2017. In the first quarter of 2018, as well as in the previous quarter, we recorded increases in the portfolios of loans to individuals and to very small, small and middle-market companies.

Itaú Unibanco is present in 19 countries with a team totaling, at March 31, 2018, 99.6 thousand employees who work focused on customer satisfaction. Employees’ fixed compensation plus charges and benefits totaled R$4.1 billion in the first quarter of 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	54

We highlight below our loan portfolio with financial guarantees provided at the end of March 2018:

The strategic credit risk management supports the quality of our loan portfolio. Nonperforming loans over 90 days overdue closed the first quarter of 2018 at 3.1%, down 30 basis points from the same period of the previous year.

1.6.1) Capital Management and Distribution of Profits

Aimed at ensuring soundness and capital availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. We intend to keep the minimum level, established by the Board of Directors, at 13.5% for Tier 1 Capital, which must be composed of at least 12% of Common Equity Tier I. For further information, see to “Risk and Capital Management Report – Pillar 3” report on website www.itau.com.br/investor-relations > Corporate Governance.

The minimum capital requirement, either regulatory or the one established by the Board of Directors, is directly associated with the percentage of dividends and interest on capital to be distributed to stockholders, and this amount is determined based on: profitability for the year, the prospective use of capital based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement, as well as changes in tax legislation. Therefore, the percentage to be distributed may change every year according to the Company’s profitability and capital demands, and always takes into account the minimum distribution set forth in the Bylaws.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	55

Itaú Unibanco remunerates its stockholders by means of monthly and complementary payments, and the latter have historically occurred twice a year and are equally distributed regardless of the type of share. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Corporate Governance > Rules and Policies.

At the end of March 2018, the BIS ratio reached 16.6%, of which: (i) 14.5% related to Tier I Capital, which is composed of the sum of Core Capital and Additional Capital; and (ii) 2.1% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$15.8 billion at March 31, 2018.

•	Perpetual Subordinated Notes – In December 2017, we resumed funding abroad by issuing for the first time perpetual subordinated notes/AT1[1], in the amount of US$1.25 billion. This operation was again carried out in March 2018 in the amount of US$750 million.

In April 2018, the Central Bank of Brazil approved the inclusion of US$1.25 billion issued in December 2017 in the Company’s Reference Equity as Additional Tier I Capital, as from the issue date. Approval was also requested for the notes issued in March 2018. The Company’s Tier 1 capital ratio will increase by approximately 90 bps in total, based on our purpose of keeping CET1 at 13.5% and of distributing the surplus.

1 These notes were issued in December 2017 at a fixed rate of 6.125% and in March 2018 at a fixed rate of 6.5%, which will be applicable until the fifth anniversary of the issue date. Thereafter, the coupon will be reset every five years, based on the prevailing interest rate for U.S. Treasury bonds for the same period. Itaú Unibanco may repurchase these notes on the fifth anniversary of the issue date or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank of Brazil.

1.7) Capital Markets

Itaú Unibanco is the largest private bank in Latin America, with market value of R$333.6 billion. We are ranked by Bloomberg among the 20 largest financial institutions in the world. We are deemed Brazil’s most valued brand by publications such as Interbrand, among other relevant recognitions.

		R$	%
Shares	March 31, 2018	March 31, 2017	Change
Recurring net income per share(1)	0.99	0.95	4.2
Net income per share(1)	0.97	0.93	4.3
Book value per share(1)	18.27	17.61	3.7
Number of outstanding shares (in millions)	6,487.7	6,524.6	(0.6)
Price of preferred share (ITUB4)(2)	51.42	38.26	34.4
Price of common share (ITUB3)(2)	44.97	33.88	32.7
Price of preferred share (PN)(2)/Recurring net income per share	12.98	10.07	29.0
Price of preferred share (PN)(2)/Book value per share	2.81	2.17	29.5
Average Daily Trading Volume (in millions)	1,260.0	890.2	41.5
B3 Volume (in millions)	724.7	429.6	68.7
NYSE Volume (in millions)	535.3	460.6	16.2
Market value (in billions)(3)(4)	333.6	249.6	33.6

(1)  Calculated based on the weighted average of the number of shares.

(2)  Based on the average quotation on the last day of the period;

(3)  Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average preferred multiplied by the number of outstanding shares at the end of the period);

(4)  Taking into account the closing price of common and preferred shares multiplied by total outstanding shares of each type of shares, the market value reached R$312.5 billion on March 31, 2018 and R$ 233.7 billion on March 31, 2017, resulting in a variation of 33.7%.

APIMEC Cycle 2018

Commitment to transparency

Over 2018, we held eight APIMEC meetings with the attendance of 1,133 participants. Presentations on the macroeconomic scenario and our results, strategies and outlooks were carried out at these events. As we responded to all the questions posted in these events, the most recurring topics were: the impact of interest rates on our results, capital and dividends, and competition in the digital market.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	56

All presentations are available on our Investor Relations website and were submitted to capital markets regulators. The agenda of our next meetings is presented below:

Additionally, we took part in six conferences in Brazil and abroad and held quarterly conference calls in English and Portuguese.

2	Regulation

2.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to March 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and related dates:

•	January 11 - review of compliance with transfer pricing policies.
•	February 1 - review of tax-accounting bookkeeping; and

•	February 15 - acquisition of technical material.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

2.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$27.6 billion, corresponding to 6.1% of total securities and derivative financial instruments held in March 2018.

2.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

3	Information and Acknowledgments

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (app), respectively.

We thank our employees for their dedication and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of April 30, 2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	57

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Co-Chairmen	Chief Executive Officer
Pedro Moreira Salles	Candido Botelho Bracher
Roberto Egydio Setubal

Members	Director-Generals
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Amos Genish	Márcio de Andrade Schettini
Ana Lúcia de Mattos Barretto Villela(1)
Fábio Colletti Barbosa
Geraldo José Carbone(2)
Gustavo Jorge Laboissière Loyola
João Moreira Salles	Executive Vice-Presidents
José Galló	André Sapoznik
Marco Ambrogio Crespi Bonomi	Caio Ibrahim David
Pedro Luiz Bodin de Moraes	Claudia Politanski
Ricardo Villela Marino

AUDIT COMMITTEE	Executive Officers
Chairman	Alexsandro Broedel Lopes(*)
Gustavo Jorge Laboissière Loyola	Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Members
Antonio Carlos Barbosa de Oliveira(3)
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez	Officers
Geraldo Travaglia Filho(4)	Adriano Cabral Volpini(4)
Maria Helena dos Santos Fernandes de Santana	Álvaro Felipe Rizzi Rodrigues
Rogério Paulo Calderón Peres	Andre Balestrin Cestare
Eduardo Hiroyuki Miyaki(4)
FISCAL COUNCIL	Emerson Macedo Bortoloto
Chairman	Gilberto Frussa
José Caruso Cruz Henriques	José Virgilio Vita Neto
Matias Granata
Renato Barbosa do Nascimento
Members	Rodrigo Luis Rosa Couto
Alkimar Ribeiro Moura	Sergio Mychkis Goldstein
Carlos Roberto de Albuquerque Sá	Tatiana Grecco
Tom Gouvêa Gerth

	(*)	Group Executive Finance Director and Investor Relations Officer
	(1)	elected at the A/ESM of 4/25/2018, in phase of approval by BACEN.
	(2)	not reinstated in the A/ESM of 4/25/2018.
Accountant	(3)	elected at the Meeting of the Board of Directors of 4/26/2018, in phase of approval by BACEN.
Arnaldo Alves dos Santos	(4)	not reinstated in the Meeting of the Board of Directors of 4/26/2018.
CRC - 1SP - 210.058/O-3

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	58

ITAÚ UNIBANCO S.A.

Director-Generals
Eduardo Mazzilli de Vassimon	Officers (continued)
Márcio de Andrade Schettini	Fernando Julião de Souza Amaral
Fernando Mattar Beyruti
Executive Vice-Presidents	Flávio Delfino Júnior
Alberto Fernandes	Flavio Ribeiro Iglesias
André Sapoznik	Francisco Vieira Cordeiro Neto
Caio Ibrahim David	Gabriel Guedes Pinto Teixeira
Claudia Politanski	Gabriela Rodrigues Ferreira
Ricardo Villela Marino	Gilberto Frussa
Gustavo Trovisco Lopes
Executive Officers	João Antonio Dantas Bezerra Leite
Alexsandro Broedel Lopes	Jorge Luiz Viegas Ramalho
André Luis Texeira Rodrigues	José de Castro Araújo Rudge Filho
Carlos Eduardo Monico	José Virgilio Vita Neto
Christian George Egan	Laila Regina de Oliveira Pena de Antonio
Fernando Barçante Tostes Malta	Leon Gottlieb
Fernando Marsella Chacon Ruiz	Lineu Carlos Ferraz de Andrade
Flávio Augusto Aguiar de Souza	Livia Martines Chanes
João Marcos Pequeno de Biase	Luís Fernando Staub
Leila Cristiane Barboza Braga de Melo	Luís Tadeu Mantovani Sassi
Luís Eduardo Gross Siqueira Cunha	Luiz Felipe Monteiro Arcuri Trevisan
Luiz Eduardo Loureiro Veloso	Luiz Fernando Butori Reis Santos
Marcelo Kopel	Luiz Severiano Ribeiro
Marcos Antônio Vaz de Magalhães	Manoela Varanda
Ricardo Ribeiro Mandacaru Guerra	Marcello Siniscalchi
Sergio Guillinet Fajerman	Marcio Luis Domingues da Silva
Wagner Bettini Sanches	Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Officers	Mario Magalhães Carvalho Mesquita
Adriana Maria dos Santos	Matias Granata
Adriano Cabral Volpini	Milena de Castilho Lefon Martins
Adriano Maciel Pedroti	Pedro Barros Barreto Fernandes
Alessandro Anastasi	Renato Cesar Mansur (*)
Álvaro Felipe Rizzi Rodrigues	Ricardo Nuno Delgado Gonçalves
Ana Lúcia Gomes De Sá Drumond Pardo	Ricardo Urquijo Lazcano
Andre Balestrin Cestare	Roberto Teixeira de Camargo
André Carvalho Whyte Gailey	Rodnei Bernardino de Souza
André Henrique Caldeira Daré	Rodrigo Jorge Dantas de Oliveira
Andrea Carpes Blanco	Rodrigo Luís Rosa Couto
Andréa Matteucci Pinotti	Rodrigo Rodrigues Baia
Atilio Luiz Magila Albiero Junior	Rogerio Narle Elmais
Badi Maani Shaikhzadeh	Rogerio Vasconcelos Costa
Bruno Machado Ferreira (*)	Sergio Mychkis Goldstein
Carlos Eduardo Mori Peyser	Tatiana Grecco
Carlos Henrique Donegá Aidar	Thales Ferreira Silva
Carlos Orestes Vanzo	Thiago Luiz Charnet Ellero
Cesar Ming Pereira da Silva	Valéria Aparecida Marretto
Cesar Padovan	Vanessa Lopes Reisner
Cícero Marcus de Araújo
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin (*)
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella (*)
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas

(*) Elected at the ESM of 03/23/2018, awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	59

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Eduardo Mazzilli de Vassimon

Executive Vice-President

Alberto Fernandes

Executive Officers

Christian George Egan

Luís Eduardo Gross Siqueira Cunha

Officers

Adriano Cabral Volpini

Carlos Eduardo Mori Peyser

Carlos Henrique Donegá Aidar

Cristiano Guimarães Duarte

Cristiano Rogério Cagne

Eduardo Hiroyuki Miyaki

Eric André Altafim

Felipe Weil Wilberg

Flávio Delfino Júnior

Gabriel Guedes Pinto Teixeira

Gilberto Frussa

Marco Antônio Sudano

Roderick Sinclair Greenlees

Rodrigo Luís Rosa Couto

Sergio Mychkis Goldstein

Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer

Luiz Eduardo Loureiro Veloso

Officers

Adriano Cabral Volpini

Badi Maani Shaikhzadeh

Carlos Henrique Donegá Aidar

Eduardo Hiroyuki Miyaki

Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	60

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	03/31/2018	03/31/2017
Current assets		1,107,830,821	994,930,084
Cash and cash equivalents		25,444,060	20,223,961
Interbank investments	4b and 6	263,574,795	273,246,596
Money market		237,154,711	245,154,259
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,698,873	2,707,377
Interbank deposits		23,721,211	25,384,960
Securities and derivative financial instruments	4c, 4d and 7	329,390,273	271,887,502
Own portfolio		74,282,475	69,231,274
Subject to repurchase commitments		36,727,815	17,216,524
Pledged in guarantee		16,934,102	8,770,183
Securities under resale agreements with free movement		1,905,357	4,699,074
Deposited with the Central Bank		2,461,082	4,582,814
Derivative financial instruments		19,357,241	12,115,603
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	174,240,724	150,062,875
Assets guaranteeing technical provisions – other securities	11b	3,481,477	5,209,155
Interbank accounts		131,266,359	112,767,700
Pending settlement		34,930,454	27,939,498
Central Bank deposits		95,990,681	84,630,031
National Housing System (SFH)		8,227	6,085
Correspondents		29,541	58,429
Interbank onlending		307,456	133,657
Interbranch accounts		236,233	49,671
Loan, lease and other credit operations	8	245,827,100	233,437,347
Operations with credit granting characteristics	4e	261,820,694	249,990,863
(Allowance for loan losses)	4f	(15,993,594)	(16,553,516)
Other receivables		109,595,573	80,769,768
Foreign exchange portfolio	9	56,475,271	43,646,623
Income receivable		2,948,612	2,875,034
Receivables from insurance and reinsurance operations	4m I and 11b	878,314	1,260,324
Negotiation and intermediation of securities		9,362,883	4,712,609
Deferred tax assets	14b I	26,135,469	17,651,245
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	1,506,896	2,130,705
Sundry	13a	12,288,128	8,493,228
Other assets	4g	2,496,428	2,547,539
Assets held for sale		1,343,861	994,081
(Valuation allowance)		(600,557)	(224,207)
Unearned reinsurance premiums	4m I	10,845	14,762
Prepaid expenses	4g and 13b	1,742,279	1,762,903
Long term receivables		388,688,389	392,028,647
Interbank investments	4b and 6	949,028	1,188,081
Money market		104,660	33,802
Interbank deposits		844,368	1,154,279
Securities and derivative financial instruments	4c, 4d and 7	121,776,809	108,064,364
Own portfolio		53,162,857	61,118,682
Subject to repurchase commitments		17,027,648	10,202,948
Pledged in guarantee		7,235,181	5,856,368
Securities under resale agreements with free movement		24,492,677	14,381,969
Deposited with the Central Bank		680,732	-
Derivative financial instruments		10,437,592	9,459,381
Assets guaranteeing technical provisions – other securities	11b	8,740,122	7,045,016
Interbank accounts		115,481	4,603
Pending settlement		10,712	-
National Housing System (SFH)		104,769	-
Loan, lease and other credit operations	8	214,858,472	208,888,130
Operations with credit granting characteristics	4e	233,663,107	228,104,413
(Allowance for loan losses)	4f	(18,804,635)	(19,216,283)
Other receivables		50,407,995	73,284,915
Foreign exchange portfolio	9	9,891,570	18,204,136
Receivables from insurance and reinsurance operations	4m I and 11b	329,773	12,549
Deferred tax assets	14b I	20,255,781	35,963,651
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	11,953,479	11,353,182
Sundry	13a	7,977,392	7,751,397
Other assets - Prepaid Expenses	4g and 13b	580,604	598,554
Permanent assets		27,834,563	26,310,750
Investments	4h, 15a Il and III	5,488,978	4,933,342
Investments in affiliates and jointly controlled entities		5,188,219	4,412,009
Other investments		509,577	730,163
(Allowance for losses)		(208,818)	(208,830)
Real estate in use	4i and 15b l	6,275,216	6,622,011
Real estate in use		4,302,833	4,260,753
Other fixed assets		13,327,997	12,546,062
(Accumulated depreciation)		(11,355,614)	(10,184,804)
Goodwill	4j and 15b ll	1,403,756	1,332,934
Intangible assets	4k and 15b lll	14,666,613	13,422,463
Acquisition of rights to credit payroll		1,117,927	994,430
Other intangible assets		21,296,674	17,522,009
(Accumulated amortization)		(7,747,988)	(5,093,976)
Total assets		1,524,353,773	1,413,269,481

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	61

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	03/31/2018	03/31/2017
Current liabilities		809,145,837	746,546,991
Deposits	4b and 10b	275,528,080	241,902,202
Demand deposits		66,430,270	61,108,356
Savings deposits		122,412,259	107,045,652
Interbank deposits		3,264,338	4,376,516
Time deposits		83,418,546	69,369,602
Other deposits		2,667	2,076
Deposits received under securities repurchase agreements	4b and 10c	238,834,557	246,427,008
Own portfolio		79,117,798	86,297,348
Third-party portfolio		143,645,491	141,040,743
Free portfolio		16,071,268	19,088,917
Funds from acceptances and issuance of securities	4b and 10d	44,325,448	41,102,028
Real estate, mortgage, credit and similar notes		33,360,475	29,440,674
Foreign borrowing through securities		8,726,248	9,705,049
Structured operations certificates		2,238,725	1,956,305
Interbank accounts		37,064,420	28,216,151
Pending settlement		35,400,710	26,678,866
Correspondents		1,663,710	1,537,285
Interbranch accounts		5,441,925	5,737,224
Third-party funds in transit		5,407,009	5,700,432
Internal transfer of funds		34,916	36,792
Borrowing and onlending	4b and 10e	39,878,703	45,816,298
Borrowing		32,666,962	36,487,040
Onlending		7,211,741	9,329,258
Derivative financial instruments	4d and 7g	20,406,070	9,691,867
Technical provision for insurance, pension plan and capitalization	4m II and 11a	1,950,323	3,942,788
Other liabilities		145,716,311	123,711,425
Collection and payment of taxes and contributions		4,617,707	4,414,884
Foreign exchange portfolio	9	56,831,770	44,350,141
Social and statutory	16b II	2,641,947	2,516,447
Tax and social security contributions	4n, 4o and 14c	6,025,235	4,735,040
Negotiation and intermediation of securities		6,558,508	6,923,846
Subordinated debt	10f	9,237,162	10,100,894
Provisions for contingent liabilities	12b	4,715,780	2,925,367
Sundry	13c	55,088,202	47,744,806
Long term liabilities		582,070,372	538,268,075
Deposits	4b and 10b	132,420,554	83,023,351
Interbank deposits		96,400	39,213
Time deposits		132,324,154	82,984,138
Deposits received under securities repurchase agreements	4b and 10c	71,774,468	100,311,222
Own portfolio		18,905,073	58,619,641
Free portfolio		52,869,395	41,691,581
Funds from acceptances and issuance of securities	4b and 10d	70,911,059	55,258,322
Real estate, mortgage, credit and similar notes		36,058,405	24,487,203
Foreign borrowing through securities		32,689,590	27,289,511
Structured Operations Certificates		2,163,064	3,481,608
Borrowing and onlending	4b and 10e	23,351,620	27,531,224
Borrowing		8,670,133	8,316,092
Onlending		14,681,487	19,215,132
Derivative financial instruments	4d and 7g	13,949,340	13,348,586
Technical provision for insurance, pension plan and capitalization	4m II and 11a	186,877,006	160,522,762
Other liabilities		82,786,325	98,272,608
Foreign exchange portfolio	9	9,911,718	18,213,536
Tax and social security contributions	4n, 4o and 14c	15,646,712	19,227,098
Subordinated debt	10f	36,273,419	43,125,190
Provisions for contingent liabilities	12b	10,152,645	12,184,582
Debt instruments eligible as capital	10f	6,730,052	-
Sundry	13c	4,071,779	5,522,202
Deferred income	4p	2,407,522	2,112,721
Non-controlling interests	16f	12,218,814	11,444,349
Stockholders' equity	16	118,511,228	114,897,345
Capital		97,148,000	97,148,000
Capital reserves		1,460,078	1,265,167
Revenue reserves		23,868,800	21,142,164
Asset valuation adjustment	4c, 4d and 16e	(2,469,536)	(3,041,001)
(Treasury shares)		(1,496,114)	(1,616,985)
Total liabilities and stockholders' equity		1,524,353,773	1,413,269,481

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	62

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 03/31/2018	01/01 to 03/31/2017
Income related to financial operations		33,205,553	40,416,932
Loan, lease and other credit operations		17,520,661	18,636,632
Securities and derivative financial instruments		10,602,647	14,577,086
Financial income related to insurance, pension plan and capitalization operations	11c	3,745,509	5,147,922
Foreign exchange operations		(18,338)	178,445
Compulsory deposits		1,355,074	1,876,847
Expenses related to financial operations		(17,307,772)	(22,553,976)
Money market		(12,579,011)	(17,741,874)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(3,613,154)	(4,935,318)
Borrowing and onlending	10e	(1,115,607)	123,216
Income related to financial operations before loan and losses		15,897,781	17,862,956
Result of allowance for loan losses	8	(3,135,134)	(4,515,482)
Expenses for allowance for loan losses		(3,910,831)	(5,366,143)
Income related to recovery of credits written off as loss		775,697	850,661
Gross income related to financial operations		12,762,647	13,347,474
Other operating revenues (expenses)		(3,426,095)	(3,594,032)
Banking service fees	13d	6,137,596	5,751,535
Income related to bank charges	13e	3,167,380	2,849,558
Result from insurance, pension plan and capitalization operations	11c	881,551	988,040
Personnel expenses	13f	(5,543,433)	(5,281,744)
Other administrative expenses	13g	(4,564,622)	(4,362,731)
Tax expenses	4p and 14a II	(1,807,984)	(1,890,134)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	135,584	155,475
Other operating revenues	13h	243,676	327,371
Other operating expenses	13i	(2,075,843)	(2,131,402)
Operating income		9,336,552	9,753,442
Non-operating income		62,502	(32,095)
Income before taxes on income and profit sharing		9,399,054	9,721,347
Income tax and social contribution	4p and 14a I	(3,085,232)	(3,698,032)
Due on operations for the period		(1,717,218)	(1,224,575)
Related to temporary differences		(1,368,014)	(2,473,457)
Profit sharing – Management Members - Statutory		(44,072)	(38,757)
Non-controlling interests	16f	10,568	67,932
Net income		6,280,318	6,052,490
Weighted average of the number of outstanding shares	16a	6,476,253,947	6,514,182,087
Net income per share – R$		0.97	0.93
Book value per share - R$ (outstanding at 03/31)		18.27	17.61

Supplementary information

Exclusion of non recurring effects		139,175	123,148
Net income without non recurring effects		6,419,493	6,175,638
Net income per share – R$		0.99	0.95

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	63

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 03/31/2018	01/01 to 03/31/2017
Adjusted net income		15,337,375	20,137,189
Net income		6,280,318	6,052,490
Adjustments to net income:		9,057,057	14,084,699
Granted options recognized and share-based payment – variable compensation		(630,508)	(318,554)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		796,841	1,568,214
Effects of changes in exchange rates on cash and cash equivalents		71,416	(397,806)
Allowance for loan losses	8c	3,910,831	5,366,143
Interest and foreign exchange expenses related to operations with subordinated debt		1,069,315	376,126
Financial expenses on technical provisions for pension plan and capitalization		3,613,154	4,935,318
Depreciation and amortization	15b	1,014,039	937,828
Interest expenses related to provision for contingent and legal liabilities	12b	309,698	434,845
Provision for contingent and legal liabilities	12b	278,989	701,836
Interest income related to escrow deposits	12b	(46,423)	(87,596)
Deferred taxes (excluding hedge tax effects)		1,786,916	1,406,151
Equity in earnings of affiliates, jointly controlled entities and other investments	15a ll and III	(135,584)	(155,475)
Interest and foreign exchange income related to available-for-sale securities		(2,230,867)	(1,203,480)
Interest and foreign exchange income related to held-to-maturity securities		(559,036)	339,247
(Gain) loss on sale of available-for-sale financial assets		(163,989)	101,393
(Gain) loss on sale of investments		(88,986)	899
(Gain) loss on sale of foreclosed assets		71,456	54,274
(Gain) loss on sale of fixed assets		(22,630)	4,282
Non-controlling interests		(10,568)	(67,932)
Other		22,993	88,986
Change in assets and liabilities		(12,366,545)	(22,146,971)
(Increase) decrease in assets		(8,742,822)	(5,663,321)
Interbank investments		(5,482,593)	(38,645)
Securities and derivative financial instruments (assets / liabilities)		(1,669,790)	(7,670,040)
Compulsory deposits with the Central Bank of Brazil		2,846,260	1,070,431
Interbank and interbranch accounts (assets / liabilities)		1,708,237	(1,771,880)
Loan, lease and other credit operations		(6,466,917)	5,869,334
Other receivables and other assets		1,716,843	(1,825,048)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(1,394,862)	(1,297,473)
(Decrease) increase in liabilities		(3,623,723)	(16,483,650)
Deposits		5,010,727	(4,488,441)
Deposits received under securities repurchase agreements		(13,300,981)	(19,299,607)
Funds for issuance of securities		7,655,483	2,649,508
Borrowing and onlending		(210,717)	(2,266,409)
Technical provision for insurance, pension plan and capitalization		1,491,677	2,923,730
Collection and payment of taxes and contributions		4,311,988	4,137,326
Other liabilities		(6,451,424)	1,869,454
Deferred income		(25,948)	66,778
Payment of income tax and social contribution		(2,104,528)	(2,075,989)
Net cash provided by (used in) operating activities		2,970,830	(2,009,782)
Interest on capital / dividends received from affiliated companies		112,775	162,404
Funds received from sale of available-for-sale securities		3,015,630	7,090,935
Funds received from redemption of held-to-maturity securities		10,083,167	1,324,484
Disposal of assets not for own use		(26,833)	5,606
Disposal of investments		94,886	(888)
Sale of fixed assets		75,950	7,694
Termination of intangible asset agreements		-	19,844
Purchase of available-for-sale securities		(5,940,840)	(4,881,041)
Purchase of held-to-maturity securities		(532,238)	(16,493)
Purchase of investments	2c	(6,607)	(12)
Disposal (Purchase) of fixed assets	15b	(212,471)	(168,887)
Disposal (Purchase) of intangible assets	15b	(281,808)	(195,106)
Net cash provided by (used in) investment activities		6,381,611	3,348,540
Increase in subordinated debt		2,492,850	-
Decrease in subordinated debt		(4,017,407)	(4,570,116)
Change in non-controlling interests	16f	312,487	(98,104)
Granting of stock options		1,069,207	545,557
Purchase of treasury shares		-	(285,811)
Dividends and interest on capital paid to non-controlling interests		(96,839)	(14,567)
Dividends and interest on capital paid		(14,559,529)	(7,273,878)
Net cash provided by (used in) financing activities		(14,799,231)	(11,696,919)

Net increase (decrease) in cash and cash equivalents		(5,446,790)	(10,358,161)

Cash and cash equivalents at the beginning of the period		71,235,353	96,048,488
Effects of changes in exchange rates on cash and cash equivalents		(71,416)	397,806
Cash and cash equivalents at the end of the period	4a and 5	65,717,147	86,088,133

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	64

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 03/31/2018		01/01 to 03/31/2017
Income		40,563,124		45,785,859
Financial operations		33,205,553		40,416,932
Banking services		9,304,976		8,601,093
Result from insurance, pension plan and capitalization operations		881,551		988,040
Result from loan losses	8	(3,135,134)		(4,515,482)
Other		306,178		295,276
Expenses		(19,383,615)		(24,685,378)
Financial operations		(17,307,772)		(22,553,976)
Other		(2,075,843)		(2,131,402)
Inputs purchased from third parties		(3,537,759)		(3,440,260)
Materials, energy and others	13g	(78,355)		(76,795)
Third-party services	13g	(1,019,788)		(1,007,126)
Other		(2,439,616)		(2,356,339)
Data processing and telecommunications	13g	(1,008,006)		(981,114)
Advertising, promotions and publication	13g	(248,343)		(221,953)
Installations		(393,163)		(374,639)
Transportation	13g	(83,992)		(84,549)
Security	13g	(190,174)		(184,648)
Travel expenses	13g	(45,676)		(43,394)
Other		(470,262)		(466,042)
Gross added value		17,641,750		17,660,221
Depreciation and amortization	13g	(632,396)		(550,153)
Net added value produced by the company		17,009,354		17,110,068
Added value received through transfer	15a II and lll	135,584		155,475
Total added value to be distributed		17,144,938		17,265,543
Distribution of added value		17,144,938		17,265,543
Personnel		4,901,213	28.6%	4,768,246	25.3%
Compensation		3,712,432	21.7%	3,703,353	20.2%
Benefits		967,259	5.6%	856,708	4.0%
FGTS – government severance pay fund		221,522	1.3%	208,185	1.2%
Taxes, fees and contributions		5,579,508	32.5%	6,140,421	41.5%
Federal		5,185,643	30.2%	5,847,803	39.7%
State		34	0.0%	75	0.0%
Municipal		393,831	2.3%	292,543	1.8%
Return on third parties’ assets - Rent		394,467	2.3%	372,318	2.0%
Return on own assets		6,269,750	36.6%	5,984,558	31.1%
Dividends and interest on capital		2,349,835	13.7%	2,854,486	6.8%
Retained earnings (loss) for the period		3,930,483	22.9%	3,198,004	23.9%
Minority interest in retained earnings		(10,568)	-0.1%	(67,932)	0.4%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	65

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	03/31/2018	03/31/2017
Current assets		16,104,361	4,739,414
Cash and cash equivalents		597,941	778,726
Interbank investments	4b and 6	3,614,196	779,918
Money market		99,002	779,918
Interbank deposits		3,515,194	-
Securities and derivative financial instruments	4c, 4d and 7	10,510,936	4,963
Own portfolio		10,510,936	-
Pledged in guarantee		-	4,963
Other receivables		1,359,802	3,160,144
Income receivable	15a I	609,642	1,827,931
Deferred tax assets	14b I	102,536	769,069
Escrow deposits - Civil, Labor, Tax and Social lawsuits		92	2,205
Sundry	13a	647,532	560,939
Other assets – prepaid expenses	4g	21,486	15,663
Long term receivables		76,873,959	66,726,443
Interbank investments – interbank deposits	4b and 6	73,875,967	65,016,921
Securities and derivative financial instruments	4c, 4d and 7	51,832	5,419
Own portfolio		2,308	1,403
Derivative Financial Instruments		49,524	4,016
Other receivables		2,946,160	1,704,103
Deferred tax assets	14b I	1,157,927	157,064
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,121	16,381
Sundry	13a	1,771,112	1,530,658
Permanent assets		92,323,480	93,937,376
Investments - Investments in subsidiaries	4h and 15a I	92,323,437	93,937,335
Real estate in use	4i	43	41
Total assets		185,301,800	165,403,233
Liabilities

Current liabilities		25,570,227	15,861,400
Deposits - interbank deposits	4b and 10b	16,686,350	12,837,508
Funds from acceptance and issuance of securities	4b and 10d	3,580,468	26,150
Derivative Financial Instruments	4d and 7g	3,722,890	1,334,495
Other liabilities		1,580,519	1,663,247
Social and statutory	16b II	1,442,297	1,498,595
Tax and social security contributions	4n, 4p and 14c	125,407	136,030
Provisions for contingent liabilities		-	106
Sundry		12,815	28,516
Long term liabilities		39,996,360	31,984,669
Deposits - Interbank deposits	4b and 10b	6,423,326	-
Funds from acceptance and issuance of securities	4b and 10d	-	3,359,371
Derivative Financial Instruments	4d and 7g	200,571	3,334,116
Other liabilities		33,372,463	25,291,182
Tax and social security contributions	4n, 4p and 14c	187,202	86,114
Subordinated debt	10f	26,236,815	24,994,902
Provisions for contingent liabilities		198,231	189,583
Debt instruments eligible as capital	10f	6,730,052	-
Sundry		20,163	20,583
Stockholders' equity	16	119,735,213	117,557,164
Capital		97,148,000	97,148,000
Capital reserves		1,460,078	1,265,167
Revenue reserves		23,719,695	23,639,206
Asset valuation adjustment	4c and 4d	(1,096,446)	(2,878,224)
(Treasury shares)		(1,496,114)	(1,616,985)
Total liabilities and stockholders' equity		185,301,800	165,403,233

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	66

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 03/31/2018	01/01 to 03/31/2017
Income related to financial operations		1,080,704	703,217
Securities and derivative financial instruments		1,080,704	703,217
Expenses related to financial operations		(704,175)	(137,081)
Money market	10d	(704,175)	(137,081)
Gross income related to financial operations		376,529	566,136
Other operating revenues (expenses)		4,255,811	4,406,377
Personnel expenses		(37,808)	(60,865)
Other administrative expenses		(37,992)	(28,552)
Tax expenses	14a II	(72,645)	(91,516)
Equity in earnings of subsidiaries	15a I	4,414,446	4,599,846
Other operating revenues (expenses)		(10,190)	(12,536)
Operating income		4,632,340	4,972,513
Non-operating income		1,087	14,812
Income before taxes on income and profit sharing		4,633,427	4,987,325
Income tax and social contribution	4p	903,885	814,511
Due on operations for the period		(17,023)	38,286
Related to temporary differences		920,908	776,225
Profit sharing – Management Members - Statutory		1,796	(16,547)
Net income		5,539,108	5,785,289
Weighted average of the number of outstanding shares	16a	6,476,253,947	6,514,182,087
Net income per share – R$		0.86	0.89
Book value per share - R$ (outstanding at 03/31)		18.46	18.05

Supplementary information

Exclusion of non recurring effects	2a and 22k	139,175	123,148
Net income without non recurring effects		5,678,283	5,908,437
Net income per share – R$		0.88	0.91

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	67

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(285,811)	(285,811)
Granting of stock options	-	(5,622)	-	-	-	551,179	545,557
Granting of options recognized	-	(79,182)	-	-	-	-	(79,182)
Share-based payment – variable compensation	-	(239,372)	-	-	-	-	(239,372)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial guarantees provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	402,431	-	-	402,431
Remeasurements in liabilities of post-employment benefits	-	-	-	(68,849)	-	-	(68,849)
Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations	-	-	-	(236,009)	-	-	(236,009)
Net income	-	-	-	-	5,785,289	-	5,785,289
Appropriations:
Legal reserve	-	-	289,264	-	(289,264)	-	-
Statutory reserves	-	-	2,420,637	-	(2,420,637)	-	-
Dividends and interest on capital	-	-	1,289,705	-	(2,854,486)	-	(1,564,781)
Balance at 03/31/2017	97,148,000	1,265,167	23,639,206	(2,878,224)	-	(1,616,985)	117,557,164
Changes in the period	-	(324,176)	(1,048,086)	97,573	-	265,368	(1,009,321)
Balance at 01/01/2018	97,148,000	1,733,611	33,806,424	(1,437,328)	-	(2,742,767)	128,507,940
Granting of stock options	-	356,975	-	-	-	712,232	1,069,207
Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	-	-	(534,421)	-	-	534,421	-
Granting of options recognized	-	(401,386)	-	-	-	-	(401,386)
Share-based payment – variable compensation	-	(229,122)	-	-	-	-	(229,122)
Payment of interest on capital on 03/07/2017 – declared after 12/31/2017 - R$ 2.1126 per share	-	-	(13,672,862)	-	-	-	(13,672,862)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	95,685	-	-	95,685
Remeasurements in liabilities of post-employment benefits	-	-	-	(4,692)	-	-	(4,692)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	249,889	-	-	249,889
Net income	-	-	-	-	5,539,108	-	5,539,108
Appropriations:
Legal reserve	-	-	276,955	-	(276,955)	-	-
Statutory reserves	-	-	2,912,318	-	(2,912,318)	-	-
Dividends and interest on capital	-	-	931,281	-	(2,349,835)	-	(1,418,554)
Balance at 03/31/2018	97,148,000	1,460,078	23,719,695	(1,096,446)	-	(1,496,114)	119,735,213
Changes in the period	-	(273,533)	(10,086,729)	340,882	-	1,246,653	(8,772,727)

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	68

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	03/31/2018	03/31/2017
Adjusted net income		52,380	(280,521)
Net income		5,539,108	5,785,289
Adjustments to net income:		(5,486,728)	(6,065,810)

Granted options recognized and share-based payment – variable compensation		(630,508)	(318,554)
Interest and foreign exchange expense related to operations with subordinated debt		494,258	(362,559)
Deferred taxes		(920,908)	(776,225)
Equity in earnings of subsidiaries	15a I	(4,414,446)	(4,599,846)
Amortization of goodwill		12,873	12,873
Effects of changes in exchange rates on cash and cash equivalents		(28,001)	(21,503)
Other		4	4
Change in assets and liabilities		17,133,750	2,081,883
(Increase) decrease in interbank investments		5,175,105	(294,044)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		9,447,721	890,304
(Increase) decrease in other receivables and other assets		575,302	2,974,141
Increase (decrease) in deposits		190,831	(273,736)
(Decrease) increase in other liabilities		1,705,697	(1,253,876)
Payment of income tax and social contribution		39,094	39,094
Net cash provided by (used in) operating activities		17,186,130	1,801,362
Interest on capital / dividends received		1,513,491	2,655,754
(Purchase) sale of investments		(5,000,000)	-
Net cash provided by (used in) investment activities		(3,486,509)	2,655,754
Decrease in subordinated debt		(362,502)	(345,554)
(Decrease) increase in funds for issuance of securities		79,079	(45,553)
Granting of stock options		1,069,207	545,557
Purchase of treasury shares		-	(285,811)
Dividends and interest on capital paid		(14,559,529)	(7,273,878)
Net cash provided by (used in) financing activities		(13,773,745)	(7,405,239)

Net increase (decrease) in cash and cash equivalents		(74,124)	(2,948,123)

Cash and cash equivalents at the beginning of the period		743,066	4,485,264
Effects of changes in exchange rates on cash and cash equivalents		28,001	21,503
Cash and cash equivalents at the end of the period	4a and 5	696,943	1,558,644

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	69

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 03/31/2018	01/01 to 03/31/2017
Income		2,067,730	1,542,192
Financial operations		1,080,704	703,217
Other		987,026	838,975
Expenses		(719,900)	(150,791)
Financial operations		(704,175)	(137,081)
Other		(15,725)	(13,710)
Inputs purchased from third parties		(37,814)	(28,371)
Third-party services		(2,141)	(11,248)
Advertising, promotions and publication		(15,826)	(12,249)
Expenses for financial system services		(15,666)	(1,843)
Insurance		-	(6)
Other		(4,181)	(3,025)
Gross added value		1,310,016	1,363,030
Deprecitation and amortization		(12,877)	(12,877)
Net added value produced by the company		1,297,139	1,350,153
Added value received through transfer	15a I	4,414,446	4,599,846
Equity income		4,414,446	4,599,846
Total added value to be distributed		5,711,585	5,949,999
Distribution of added value		5,711,585	5,949,999
Personnel		6,173	71,219
Compensation		5,304	70,433
Benefits		771	692
FGTS – government severance pay fund		98	94
Taxes, fees and contributions		166,126	93,310
Federal		166,105	93,287
Municipal		21	23
Return on third parties’ assets - rent		178	181
Return on own assets		5,539,108	5,785,289
Dividends and interest on capital		2,349,835	2,854,486
Retained earnings (loss) for the period		3,189,273	2,930,803

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	70

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to March 31, 2018 and 2017

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

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Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED began presenting a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2,682, of December 21, 1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular nº. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4r), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1st, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

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The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

			Country of		Interest in voting capital at		Interest in total capital at
		Functional currency	Incorporation	Activity	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	36.06%	35.71%	36.06%	35.71%

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	73

c)	Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;
ii.	Acquisition of securities brokerage on December 1st, 2017;
iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629.

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

The parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

I.	Increase in BIC’s capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

II.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca (ITAÚ CORPBANCA), are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for CORP GROUP.

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The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and

•	On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%.

Said acquisitions gave rise to a repurchase option to CORP GROUP with a 5-year term counted as from each exercised option, being the first one until June 13, 2021 and the second one until August 4, 2022, pursuant to the shareholders’ agreement entered into between ITAÚ UNIBANCO HOLDING CONSOLIDATED and CORP GROUP and affiliates, on April 1, 2016.

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Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

From January 1, 2018 to December 31, 2018, the minimum capital ratio required is 8.625%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2017	2018	2019 (2)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total capital	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	1.50%	2.375%	3.5%
ACPconservation	1.25%	1.875%	2.5%
ACPcountercyclical (1)	0%	0%	0%
ACPsystemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	6.0%	6.875%	8.0%
Total capital + ACP	10.75%	11.0%	11.5%
Prudential adjustment deductions	80%	100%	100%

(1) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,371, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(2) Petition valid after of January 1st, 2019.

Additionally, in March 2015, Circular 3,751, of March 19, 2015, of the BACEN came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

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Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	03/31/2018	03/31/2017
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	118,511,228	114,897,345
Non-controlling interests	12,155,210	11,391,260
Changes in Subsidiaries´ Interests in Capital Transactions	1,145,733	2,485,884
Consolidated stockholders’ equity (BACEN)	131,812,171	128,774,489
Common Equity Tier I prudential adjustments	(21,476,500)	(18,320,381)
Common Equity Tier I	110,335,671	110,454,109
Additional Tier I Prudential Adjustments	74,791	153,654
Additional Tier I Capital	74,791	153,654
Tier I (Common Equity Tier I + Additional Tier I Capital)	110,410,462	110,607,763
Instruments Eligible to Comprise Tier II	15,778,051	19,722,563
Tier II prudential adjustments	89,710	63,745
Tier II	15,867,761	19,786,308
Reference Equity (Tier I + Tier II)	126,278,223	130,394,071

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD =portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

Risk exposures	03/31/2018(1)	03/31/2017
Exposure Weighted by Credit Risk (RWACPAD)	665,358,348	642,699,948
a) Per Weighting Factor (FPR):
FPR de 2%	118,905	180,402
FPR de 4%	127,017	-
FPR de 10%	629,051	-
FPR de 20%	7,684,671	7,009,345
FPR de 35%	16,117,901	13,025,536
FPR de 50%	49,517,374	45,843,973
FPR de 75%	145,306,808	137,830,029
FPR de 85%	71,328,478	93,138,843
FPR de 100%	319,257,453	306,145,284
FPR de 250%	35,482,446	26,419,360
FPR de 300%	-	4,070,816
FPR até 1250%(2)	1,564,403	3,428,877
Derivatives - Changes in the Counterparty Credit Quality	7,954,188	5,607,483
Default Funds(3)	1,232	-
Securities (4)	10,268,420	-
b) Per Type:	665,358,348	642,699,948
Marketable securities	37,264,861	43,767,873
Loan operations – Retail	113,582,358	109,904,274
Loan operations – Non-retail	243,449,265	239,481,523
Joint Liabilities - Retail	160,559	188,073
Joint Liabilities - Non-Retail	45,145,390	45,064,411
Loan commitments – Retail	31,533,897	27,734,668
Loan commitments – Non-retail	9,406,428	10,023,572
Derivatives – Future potential gain (5)	4,600,513	5,910,247
Agency Transition	2,254,558	-
Other exposures	177,960,518	160,625,308

(1) As from the 4th quarter of 2017, retail business in Brazil of Citibank started to be fully consolidated in the financial statement of Itaú Unibanco.

(2) Considers the application of “F”» factor required by article 29 of BACEN Circular 3.644.

(3) As from the 1st quarter of 2018, balances related to Default Funds are being weighted in accordance with the calculation established in Art. 20-A of Circular 3.644 (amended by Circular 3.849), replacing RWF of 1250%.

(4) As from the 1st quarter of 2018, part of the balances related to Securitization are being weighted in accordance with the calculation established in Circular 3.848.

(5) Balances of Derivatives – Future Potential Gain are distributed into their respective RWFs.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)
	03/31/2018(1)	03/31/2017(2)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	30,390,651	24,480,608
Operations subject to interest rate variation	28,112,601	22,626,739
Fixed rate denominated in reais	4,117,758	5,881,533
Foreign exchange coupons	14,619,456	13,734,965
Price index coupon	9,375,385	3,010,239
Interest rate coupon	2	2
Operations subject to commodity price variation	736,122	424,167
Operations subject to stock price variation	572,198	382,701
Operations subject to risk exposures in gold, foreign currency and foreign	969,730	1,047,001
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	24,312,521	22,032,547
Market Risk Weighted Assets calculated based on internal methodology (b)	22,276,633	21,392,343
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	(6,078,130)	(2,448,061)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	24,312,521	22,032,547

(1) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At March 31, 2018, RWAMINT totaled R$ 24,312,521, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 22,276,633.

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The table below presents the composition of the operational risk weighted assets (RWAOPAD):

	03/31/2018	03/31/2017
Operational Risk-Weighted Assets (RWAOPAD)	70,467,968	54,417,146
Retail	12,789,549	11,252,291
Commercial	26,375,036	24,549,209
Corporate finance	2,799,191	2,581,300
Negotiation and sales	10,013,515	4,135,005
Payments and settlements	8,195,799	3,667,021
Financial agent services	4,279,591	3,729,326
Asset management	5,994,084	4,487,685
Retail brokerage	21,203	15,309

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	03/31/2018	03/31/2017
Tier I	110,410,462	110,607,763
Common Equity Tier I	110,335,671	110,454,109
Additional Tier I Capital	74,791	153,654
Tier II	15,867,761	19,786,308
Deductions	-	-
Reference Equity	126,278,223	130,394,071
Minimum Referential Equity Required	65,561,974	66,521,342
Surplus Capital in relation to the Minimum Referential Equity Required	60,716,249	63,872,729
Additional Common Equity Tier I Required (ACPRequired)	18,053,297	10,787,245
Reference equity calculated for covering the interest rate risk of
operations not classified in the trading portfolio (RBAN)	3,043,824	2,747,129

The table below shows the Basel and Fixed Asset Ratios:

	03/31/2018	03/31/2017
Basel Ratio	16.6%	18.1%
Tier I	14.5%	15.4%
Common Equity Tier I	14.5%	15.4%
Additional Tier I Capital	0.0%	0.0%
Tier II	2.1%	2.8%
Fixed Asset Ratio	23.8%	24.6%
Surplus Capital in Relation to Fixed Assets	33,031,608	33,113,435

f)	Capital for insurance activity

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 321 and subsequent changes reported at Resolutions 343 and 360, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income;

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•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises.

From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution nº. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution nº. 4,534, of November 24, 2016. It is composed of:
(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law nº. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;
(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and
(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated pro rata die, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II-	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I- Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution nº. 3,823 of December 16, 2009, and BACEN Circular Letter nº. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

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Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution nº. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%;
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I- Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CMN Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;

•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period;
•	For those with functional currency different to Real:

a)	Income for the period; Portion related to the subsidiary’s effective income; and

b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II - Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING CONSOLIDATED for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

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Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2018	03/31/2017
Cash and cash equivalents	25,444,060	20,223,961
Interbank deposits	4,605,500	18,053,193
Securities purchased under agreements to resell – Funded position	35,667,587	47,810,979
Total	65,717,147	86,088,133

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	03/31/2018	03/31/2017
Cash and cash equivalents	597,941	778,726
Securities purchased under agreements to resell – Funded position	99,002	779,918
Total	696,943	1,558,644

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Note 6 - Interbank investments

	03/31/2018						03/31/2017
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	45,127,714	192,026,997	-	104,660	237,259,371	89.7	245,188,061	89.3
Funded position (1)	5,704,327	42,807,311	-	104,660	48,616,298	18.4	67,646,334	24.6
Financed position	36,199,343	108,949,772	-	-	145,149,115	54.9	143,704,250	52.4
With free movement	19,415,792	27,427,750	-	-	46,843,542	17.7	10,977,881	4.0
Without free movement	16,783,551	81,522,022	-	-	98,305,573	37.2	132,726,369	48.4
Short position	3,224,044	40,269,914	-	-	43,493,958	16.4	33,837,477	12.3
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	2,477,256	221,617	-	-	2,698,873	1.0	2,707,377	1.0
Interbank deposits (2)	16,242,685	5,107,239	2,371,287	844,368	24,565,579	9.3	26,539,239	9.7
Total	63,847,655	197,355,853	2,371,287	949,028	264,523,823	100.0	274,434,677	100.0
% per maturity term	24.1	74.6	0.9	0.4	100.0
Total – 03/31/2017	214,670,835	56,080,820	2,494,941	1,188,081	274,434,677
% per maturity term	78.2	20.4	0.9	0.5	100.0
(1)	Includes R$ 3,438,852 (R$ 3,541,613 at 03/31/2017) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);
(2)	Includes R$ 11,795,889 related to Compulsory Deposits with Central Banks of other countries.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 99,002 (R$ 779,918 at 03/31/2017), Interbank deposits with maturity of 31 to 180 days amounting to R$ 3,515,194 and over 365 days amounting to R$ 73,875,967 (R$ 65,016,921 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	87

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2018											03/31/2017
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	158,481,737	675,579	1,461,197	160,618,513	35.5	1,615,297	12,091	10,716,051	5,611,946	9,161,800	133,501,328	127,290,511
Financial treasury bills	41,583,673	256	(56)	41,583,873	9.2	-	-	1,188,707	973,219	814,822	38,607,125	30,005,774
National treasury bills	35,249,250	227,009	346,022	35,822,281	7.9	1,593,208	-	516,761	3,227,789	4,605,717	25,878,806	25,590,859
National treasury notes	51,069,997	342,936	1,027,195	52,440,128	11.6	7,253	12,077	8,978,356	336,945	453,153	42,652,344	41,602,969
National treasury/securitization	191,924	(219)	26,819	218,524	0.0	-	14	143	93	172	218,102	232,891
Brazilian external debt bonds	30,386,893	105,597	61,217	30,553,707	6.8	14,836	-	32,084	1,073,900	3,287,936	26,144,951	29,858,018
Government securities - abroad	27,947,624	4,938	(132,911)	27,819,651	6.2	1,358,501	2,098,950	3,697,216	5,209,106	5,074,559	10,381,319	21,192,865
Argentina	842,255	4,003	343	846,601	0.2	574,731	27,668	110,429	75,146	543	58,084	815,867
Chile	8,947,248	101	21,420	8,968,769	2.0	52,517	-	1,254,279	56,696	377,556	7,227,721	4,153,291
Colombia	6,300,404	800	27,133	6,328,337	1.4	175,748	184	637,068	865,841	2,285,776	2,363,720	5,932,066
Korea	1,942,882	-	(1)	1,942,881	0.4	-	500,177	-	1,442,704	-	-	2,965,244
Denmark	995,236	-	1	995,237	0.2	-	502,719	-	492,518	-	-	2,075,721
Spain	3,080,974	-	-	3,080,974	0.7	-	-	862,725	671,623	1,546,626	-	1,954,613
United States	1,690,535	35	(21,118)	1,669,452	0.4	259,227	298,339	265,151	363,702	100,092	382,941	1,554,165
Mexico	1,361,273	(127)	(45,847)	1,315,299	0.3	-	426,011	440,233	442,138	22	6,895	12,104
Paraguay	1,793,240	(86)	(115,596)	1,677,558	0.4	119,562	95,132	-	559,424	707,107	196,333	1,321,843
Uruguay	991,569	279	754	992,602	0.2	176,716	248,720	127,331	239,286	56,837	143,712	406,919
Other	2,008	(67)	-	1,941	0.0	-	-	-	28	-	1,913	1,032
Corporate securities	59,403,826	(71,409)	(639,056)	58,693,361	13.0	7,384,085	2,027,329	1,920,355	3,956,490	7,260,787	36,144,315	59,830,631
Shares	3,414,041	(57,971)	170,772	3,526,842	0.8	3,526,842	-	-	-	-	-	2,721,199
Rural product note	3,335,502	-	(1,578)	3,333,924	0.7	47,139	108,713	240,792	425,967	319,253	2,192,060	1,634,549
Bank deposit certificates	218,662	7	(88)	218,581	0.0	46,421	83,324	25,473	46,160	13,619	3,584	1,462,794
Securitized real estate loans	14,167,119	16	28,493	14,195,628	3.1	50,677	584	28,675	61,354	509,708	13,544,630	16,007,542
Fund quotas	2,154,602	(6,038)	-	2,148,564	0.6	2,148,564	-	-	-	-	-	1,140,249
Credit rights	256,740	-	-	256,740	0.1	256,740	-	-	-	-	-	20,001
Fixed income	1,148,016	1,011	-	1,149,027	0.3	1,149,027	-	-	-	-	-	923,499
Variable income	749,846	(7,049)	-	742,797	0.2	742,797	-	-	-	-	-	196,749
Debentures	23,795,046	1,727	(829,401)	22,967,372	5.1	226,237	387,020	88,019	889,129	3,637,205	17,739,762	22,443,877
Eurobonds and others	6,385,291	(8,875)	(20,106)	6,356,310	1.4	619,179	500,698	728,076	1,181,809	1,348,470	1,978,078	6,996,385
Financial bills	3,255,574	(66)	(659)	3,254,849	0.7	256,925	421,105	601,750	888,547	860,869	225,653	4,123,863
Promissory notes	1,127,509	(245)	7,418	1,134,682	0.3	178,169	135,829	10,773	211,022	523,818	75,071	2,369,898
Other	1,550,480	36	6,093	1,556,609	0.3	283,932	390,056	196,797	252,502	47,845	385,477	930,275
PGBL / VGBL fund quotas (1)	174,240,724	-	-	174,240,724	38.6	174,240,724	-	-	-	-	-	150,062,875
Subtotal - securities	420,073,911	609,108	689,230	421,372,249	93.3	184,598,607	4,138,370	16,333,622	14,777,542	21,497,146	180,026,962	358,376,882
Trading securities	286,941,331	609,108	-	287,550,439	63.6	181,784,637	628,673	10,708,788	4,243,450	5,401,452	84,783,439	231,904,144
Available-for-sale securities	105,564,531	-	689,230	106,253,761	23.6	2,303,608	3,159,700	5,381,472	10,014,274	14,612,260	70,782,447	87,624,739
Held-to-maturity securities (2)	27,568,049	-	-	27,568,049	6.1	510,362	349,997	243,362	519,818	1,483,434	24,461,076	38,847,999
Derivative financial instruments	21,444,483	8,350,350	-	29,794,833	6.7	12,648,932	1,528,764	1,418,831	3,760,714	2,630,714	7,806,878	21,574,984
Total securities and derivative financial instruments	441,518,394	8,959,458	689,230	451,167,082	100.0	197,247,539	5,667,134	17,752,453	18,538,256	24,127,860	187,833,840	379,951,866

Derivative financial instruments (liabilities)	(25,756,047)	(8,599,363)	-	(34,355,410)	100.0	(12,632,401)	(1,078,187)	(1,605,330)	(5,090,152)	(4,608,246)	(9,341,094)	(23,040,453)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 11a);
(2)	Unrecorded adjustment to market value in the amount of R$ 1,203,105 (R$ 756,156 at 03/31/2017), according to Note 7e.

During the period ended March 31, 2018, ITAÚ UNIBANCO HOLDING recognized R$ 401,382 of impairment losses, of which R$ 281,828 of available-for-sale financial assets and R$ 119,553 of held-to-maturity assets. Net reversal loss totaled R$ 228,292 (R$ 259,684 in losses at March 31, 2017) recorded in the statement of income in the heading “Securities and Derivative Financial Instruments”.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	88

b) Summary by portfolio

	03/31/2018
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total

Government securities - domestic	61,010,320	46,184,379	26,030,307	14,582,034	3,141,814	-	9,669,659	160,618,513
Financial treasury bills	24,378,871	2,901,098	-	13,415,616	-	-	888,288	41,583,873
National treasury bills	9,224,976	26,597,305	-	-	-	-	-	35,822,281
National treasury notes	23,050,263	16,685,976	-	780,704	3,141,814	-	8,781,371	52,440,128
National treasury / Securitization	218,524	-	-	-	-	-	-	218,524
Brazilian external debt bonds	4,137,686	-	26,030,307	385,714	-	-	-	30,553,707
Government securities - abroad	21,798,186	348,389	-	5,673,076	-	-	-	27,819,651
Argentina	546,987	273,550	-	26,064	-	-	-	846,601
Chile	8,901,279	44,594	-	22,896	-	-	-	8,968,769
Colombia	3,631,101	-	-	2,697,236	-	-	-	6,328,337
Korea	938,276	-	-	1,004,605	-	-	-	1,942,881
Denmark	298,572	-	-	696,665	-	-	-	995,237
Spain	2,136,181	-	-	944,793	-	-	-	3,080,974
United States	1,393,808	-	-	275,644	-	-	-	1,669,452
Mexico	1,315,299	-	-	-	-	-	-	1,315,299
Paraguay	1,643,322	30,245	-	3,991	-	-	-	1,677,558
Uruguay	991,420	-	-	1,182	-	-	-	992,602
Other	1,941	-	-	-	-	-	-	1,941
Corporate securities	44,636,826	7,222,695	367,727	3,914,173	-	-	2,551,940	58,693,361
Shares	3,526,842	-	-	-	-	-	-	3,526,842
Rural product note	3,333,924	-	-	-	-	-	-	3,333,924
Bank deposit certificates	184,603	-	-	543	-	-	33,435	218,581
Securitized real estate loans	14,195,628	-	-	-	-	-	-	14,195,628
Fund quotas	1,920,380	-	-	106,903	-	-	121,281	2,148,564
Credit rights	256,740	-	-	-	-	-	-	256,740
Fixed income	920,843	-	-	106,903	-	-	121,281	1,149,027
Variable income	742,797	-	-	-	-	-	-	742,797
Debentures	11,518,526	7,222,695	-	3,786,619	-	-	439,532	22,967,372
Eurobonds and other	5,969,395	-	367,727	19,188	-	-	-	6,356,310
Financial bills	1,325,355	-	-	920	-	-	1,928,574	3,254,849
Promissory notes	1,134,682	-	-	-	-	-	-	1,134,682
Other	1,527,491	-	-	-	-	-	29,118	1,556,609
PGBL / VGBL fund quotas	-	-	-	-	-	-	174,240,724	174,240,724
Subtotal - securities	127,445,332	53,755,463	26,398,034	24,169,283	3,141,814	-	186,462,323	421,372,249
Trading securities	58,320,671	33,193,658	1,803,244	14,090,833	2,461,082	-	177,680,951	287,550,439
Available-for-sale securities	53,495,883	20,561,805	15,531,566	10,078,446	680,732	-	5,905,329	106,253,761
Held-to-maturity securities	15,628,778	-	9,063,224	4	-	-	2,876,043	27,568,049
Derivative financial instruments	-	-	-	-	-	29,794,833	-	29,794,833
Total securities and derivative financial instruments (assets)	127,445,332	53,755,463	26,398,034	24,169,283	3,141,814	29,794,833	186,462,323	451,167,082
Total securities and derivative financial instruments (assets) – 03/31/2017	130,349,956	27,419,472	19,081,043	14,626,551	4,582,814	21,574,984	162,317,046	379,951,866

(*) Represent securities deposited with Contingent Liabilities (Note 12d), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	89

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2018										03/31/2017
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	101,110,397	675,579	101,785,976	35.4	1,615,297	12,051	10,346,203	3,122,745	4,167,615	82,522,065	68,064,557
Financial treasury bills	41,358,599	256	41,358,855	14.4	-	-	1,188,707	973,219	605,701	38,591,228	29,465,085
National treasury bills	23,322,027	227,009	23,549,036	8.2	1,593,208	-	516,761	738,615	1,887,370	18,813,082	11,874,184
National treasury notes	31,082,337	342,936	31,425,273	10.9	7,253	12,037	8,624,694	336,918	295,125	22,149,246	19,776,139
National treasury / Securitization	796	(219)	577	0.0	-	14	143	93	172	155	1,104
Brazilian external debt bonds	5,346,638	105,597	5,452,235	1.9	14,836	-	15,898	1,073,900	1,379,247	2,968,354	6,948,045
Government securities - abroad	1,251,494	4,938	1,256,432	0.4	642,128	89,288	115,829	108,072	105,867	195,248	4,774,979
Argentina	808,778	4,003	812,781	0.3	574,731	27,668	76,609	75,146	543	58,084	815,631
Chile	121,317	101	121,418	0.0	2,751	-	16,413	2,421	1,849	97,984	189,286
Colombia	27,973	800	28,773	0.0	-	184	41	1,802	3,361	23,385	3,635,533
United States	100,057	35	100,092	0.0	-	-	-	-	100,092	-	76,220
Mexico	7,044	(127)	6,917	0.0	-	-	-	-	22	6,895	12,104
Paraguay	5,040	(86)	4,954	0.0	-	-	-	-	-	4,954	-
Uruguay	179,491	279	179,770	0.1	64,646	61,436	22,766	28,675	-	2,247	45,375
Other	1,794	(67)	1,727	0.0	-	-	-	28	-	1,699	830
Corporate securities	10,338,716	(71,409)	10,267,307	3.6	5,286,488	527,334	246,756	1,012,633	1,127,970	2,066,126	9,001,733
Shares	3,088,770	(57,971)	3,030,799	1.1	3,030,799	-	-	-	-	-	2,076,086
Bank deposit certificates	61,107	7	61,114	0.0	12,044	823	-	46,113	-	2,134	464,001
Securitized real estate loans	56,888	16	56,904	0.0	-	-	-	-	-	56,904	11,307
Fund quotas	1,857,916	(6,038)	1,851,878	0.7	1,851,878	-	-	-	-	-	948,822
Credit rights	256,740	-	256,740	0.1	256,740	-	-	-	-	-	20,001
Fixed income	851,330	1,011	852,341	0.3	852,341	-	-	-	-	-	732,072
Variable income	749,846	(7,049)	742,797	0.3	742,797	-	-	-	-	-	196,749
Debentures	1,719,991	1,727	1,721,718	0.6	134,842	-	10,811	189,119	191,197	1,195,749	1,511,064
Eurobonds and other	756,997	(8,875)	748,122	0.3	-	105,406	553	89,793	52,841	499,529	787,568
Financial bills	2,657,222	(66)	2,657,156	0.9	256,925	421,105	233,856	685,058	834,559	225,653	3,054,627
Promissory notes	38,554	(245)	38,309	0.0	-	-	1,536	1,528	1,528	33,717	-
Others	101,271	36	101,307	0.0	-	-	-	1,022	47,845	52,440	148,258
PGBL / VGBL fund quotas	174,240,724	-	174,240,724	60.6	174,240,724	-	-	-	-	-	150,062,875
Total	286,941,331	609,108	287,550,439	100.0	181,784,637	628,673	10,708,788	4,243,450	5,401,452	84,783,439	231,904,144
% per maturity term					63.2	0.2	3.7	1.5	1.9	29.5
Total – 03/31/2017	230,958,252	945,892	231,904,144	100.0	154,449,405	3,535,625	4,521,940	4,977,044	12,876,755	51,543,375
% per maturity term					66.7	1.5	1.9	2.1	5.6	22.2

At 03/31/2018, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 5,547 without maturity (R$ 4,963 of 03/31/2017), Financial treasury bills income R$ 3,748,617 over 365 days and National treasury bills income R$ 6,756,772 over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	90

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2018										03/31/2017
	Cost	Adjustment to market value (in stockholders’ results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	43,779,014	1,461,197	45,240,211	42.6	-	40	369,848	2,489,201	4,020,459	38,360,663	35,341,815
Financial treasury bills	225,074	(56)	225,018	0.2	-	-	-	-	209,121	15,897	540,689
National treasury bills	11,927,223	346,022	12,273,245	11.6	-	-	-	2,489,174	2,718,347	7,065,724	5,272,390
National treasury notes	15,459,765	1,027,195	16,486,960	15.5	-	40	353,662	27	158,028	15,975,203	17,189,329
National treasury / Securitization	191,128	26,819	217,947	0.2	-	-	-	-	-	217,947	231,787
Brazilian external debt bonds	15,975,824	61,217	16,037,041	15.1	-	-	16,186	-	934,963	15,085,892	12,107,620
Government securities - abroad	26,252,719	(132,911)	26,119,808	24.5	540,625	2,009,662	3,533,312	4,894,050	4,968,692	10,173,467	15,929,321
Argentina	33,477	343	33,820	0.0	-	-	33,820	-	-	-	236
Chile	8,825,931	21,420	8,847,351	8.3	49,766	-	1,237,866	54,275	375,707	7,129,737	3,964,005
Colombia	5,841,624	27,133	5,868,757	5.5	-	-	588,952	657,055	2,282,415	2,340,335	1,819,916
Korea	1,942,882	(1)	1,942,881	1.8	-	500,177	-	1,442,704	-	-	2,965,244
Denmark	995,236	1	995,237	0.9	-	502,719	-	492,518	-	-	2,075,721
Spain	3,080,974	-	3,080,974	2.9	-	-	862,725	671,623	1,546,626	-	1,954,613
United States	1,590,478	(21,118)	1,569,360	1.5	259,227	298,339	265,151	363,702	-	382,941	1,477,945
Mexico	1,354,229	(45,847)	1,308,382	1.2	-	426,011	440,233	442,138	-	-	-
Paraguay	1,788,200	(115,596)	1,672,604	1.6	119,562	95,132	-	559,424	707,107	191,379	1,321,843
Uruguay	799,500	754	800,254	0.8	112,070	187,284	104,565	210,611	56,837	128,887	349,619
Other	188	-	188	0.0	-	-	-	-	-	188	179
Corporate securities	35,532,798	(639,056)	34,893,742	32.9	1,762,983	1,149,998	1,478,312	2,631,023	5,623,109	22,248,317	36,353,603
Shares	325,271	170,772	496,043	0.5	496,043	-	-	-	-	-	645,113
Rural product note	3,335,502	(1,578)	3,333,924	3.1	47,139	108,713	240,792	425,967	319,253	2,192,060	1,634,549
Bank deposit certificate	157,550	(88)	157,462	0.1	34,372	82,501	25,473	47	13,619	1,450	998,789
Securitized real estate loans	1,641,194	28,493	1,669,687	1.6	-	-	-	-	-	1,669,687	2,024,636
Fund quotas	296,686	-	296,686	0.3	296,686	-	-	-	-	-	191,427
Fixed income	296,686	-	296,686	0.3	296,686	-	-	-	-	-	191,427
Debentures	22,067,921	(829,401)	21,238,520	20.0	91,395	387,020	77,208	700,010	3,446,008	16,536,879	20,922,108
Eurobonds and other	5,623,595	(20,106)	5,603,489	5.3	619,179	395,292	727,523	1,092,016	1,295,629	1,473,850	6,194,051
Financial bills	598,352	(659)	597,693	0.6	-	-	367,894	203,489	26,310	-	1,069,236
Promissory notes	1,088,955	7,418	1,096,373	1.0	178,169	135,829	9,237	209,494	522,290	41,354	2,369,898
Other	397,772	6,093	403,865	0.4	-	40,643	30,185	-	-	333,037	303,796
Total	105,564,531	689,230	106,253,761	100.0	2,303,608	3,159,700	5,381,472	10,014,274	14,612,260	70,782,447	87,624,739
% per maturity term					2.2	3.0	5.1	9.4	13.8	66.5
Total – 03/31/2017	87,058,303	566,436	87,624,739	100.0	3,365,571	4,079,748	2,784,037	7,851,179	13,466,269	56,077,935
% per maturity term					3.8	4.7	3.2	9.0	15.4	63.9

At March 31, 2018, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 2,308 over 365 days (R$ 1,403 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	91

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 03/31/2018, not considered in results, is an impairment loss of R$ 387,138 (R$ 463,772 at 03/31/2017).

	03/31/2018									03/31/2017
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	13,592,326	49.3	-	-	-	-	973,726	12,618,600	14,615,139	23,884,139	24,807,991
National treasury bills	-	-	-	-	-	-	-	-	-	8,444,285	8,593,198
National treasury notes	4,527,895	16.4	-	-	-	-	-	4,527,895	5,352,896	4,637,501	5,319,409
Brazilian external debt bonds	9,064,431	32.9	-	-	-	-	973,726	8,090,705	9,262,243	10,802,353	10,895,384
Government securities - abroad	443,411	1.6	175,748	-	48,075	206,984	-	12,604	442,867	488,565	488,435
Colombia	430,807	1.6	175,748	-	48,075	206,984	-	-	424,365	476,617	476,502
Uruguay	12,578	0.0	-	-	-	-	-	12,578	18,501	11,925	11,925
Other	26	0.0	-	-	-	-	-	26	1	23	8
Corporate securities	13,532,312	49.1	334,614	349,997	195,287	312,834	509,708	11,829,872	13,713,148	14,475,295	14,307,729
Bank deposit certificate	5	0.0	5	-	-	-	-	-	5	4	4
Securitized real estate loans	12,469,037	45.3	50,677	584	28,675	61,354	509,708	11,818,039	12,649,873	13,971,599	13,804,125
Debentures	7,134	0.0	-	-	-	-	-	7,134	7,134	10,705	10,705
Eurobonds and other	4,699	0.0	-	-	-	-	-	4,699	4,699	14,766	14,674
Other	1,051,437	3.8	283,932	349,413	166,612	251,480	-	-	1,051,437	478,221	478,221
Total	27,568,049	100.0	510,362	349,997	243,362	519,818	1,483,434	24,461,076	28,771,154	38,847,999	39,604,155
% per maturity term			1.9	1.3	0.9	1.9	5.4	88.6
Total – 03/31/2017	38,847,999	100.0	380,537	114,313	565,016	8,727,354	2,341,260	26,719,519
% per maturity term			1.0	0.3	1.5	22.5	6.0	68.7

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,719,044 (R$ 2,779,492 at 03/31/2017).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	92

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING CONSOLIDATED operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 03/31/2018, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 20,820,076 (R$ 8,732,132 at 03/31/2017) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	93

I - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2018										03/31/2017
	Cost	Adjustments to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Swaps - adjustment receivable	3,985,371	6,576,355	10,561,726	35.4	153,043	192,048	417,106	1,102,537	1,632,834	7,064,158	9,848,352
Option premiums	3,048,179	1,287,607	4,335,786	14.6	347,483	354,784	663,831	1,917,474	652,609	399,605	4,198,305
Forwards (onshore)	12,240,773	306	12,241,079	41.1	11,718,822	283,589	67,634	170,651	327	56	4,061,440
Credit derivatives - Financial institutions	20,170	99,890	120,060	0.4	-	804	1,516	5,135	13,609	98,996	140,200
NDF - Non Deliverable Forward	2,021,626	330,155	2,351,781	7.9	425,404	694,624	265,293	556,314	308,562	101,584	3,096,715
Target flow of swap - Companies	2,402	49,022	51,424	0.2	1,522	-	96	-	-	49,806	36,282
Other derivative financial instruments	125,962	7,015	132,977	0.4	2,658	2,915	3,355	8,603	22,773	92,673	193,690
Total	21,444,483	8,350,350	29,794,833	100.0	12,648,932	1,528,764	1,418,831	3,760,714	2,630,714	7,806,878	21,574,984
% per maturity term					42.5	5.1	4.8	12.6	8.8	26.2
Total - 03/31/2017	16,569,620	5,005,364	21,574,984	100.0	4,616,514	2,322,641	2,822,255	2,354,193	2,551,711	6,907,670
% per maturity term					21.4	10.8	13.1	10.9	11.8	32.0

	03/31/2018										03/31/2017
	Cost	Adjustments to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures	-	-	-	0.0	-	-	-	-	-	-	(243,539)
Swaps - difference payable	(8,806,810)	(7,012,488)	(15,819,298)	46.0	(303,786)	(165,965)	(730,073)	(2,629,813)	(3,572,430)	(8,417,231)	(13,319,753)
Option premiums	(2,564,471)	(1,176,536)	(3,741,007)	10.9	(206,404)	(246,642)	(475,837)	(1,843,646)	(672,406)	(296,072)	(3,163,256)
Forwards (onshore)	(11,449,482)	(2,942)	(11,452,424)	33.3	(11,452,424)	-	-	-	-	-	(2,921,487)
Credit derivatives - Financial institutions	(35,356)	4,999	(30,357)	0.1	-	(452)	(186)	(1,717)	(2,761)	(25,241)	(69,330)
NDF - Non Deliverable Forward	(2,790,464)	(147,478)	(2,937,942)	8.6	(446,465)	(662,015)	(393,074)	(607,963)	(326,204)	(502,221)	(2,932,906)
Target flow of swap	(75,266)	(41,369)	(116,635)	0.3	(71,881)	-	(163)	-	-	(44,591)	(317,182)
Other derivative financial instruments	(34,198)	(223,549)	(257,747)	0.8	(151,441)	(3,113)	(5,997)	(7,013)	(34,445)	(55,738)	(73,000)
Total	(25,756,047)	(8,599,363)	(34,355,410)	100.0	(12,632,401)	(1,078,187)	(1,605,330)	(5,090,152)	(4,608,246)	(9,341,094)	(23,040,453)
% per maturity term					36.8	3.1	4.7	14.8	13.4	27.2
Total - 03/31/2017	(20,371,718)	(2,668,735)	(23,040,453)	100.0	(4,090,585)	(1,829,778)	(1,961,227)	(1,810,277)	(4,311,490)	(9,037,096)
% per maturity term					17.8	7.9	8.5	7.9	18.7	39.2

Due to the exclusion of Note 7h, the result of derivative financial instruments is contemplated in this note as from this date.

The result of derivative financial instruments in the period totals R$ 544,989 ( R$ 1,933,003 em 03/31/2017).

At ITAÚ UNIBANCO HOLDING, the market values related to Swap contract positions involving Interest totaled (R$ 3,722,890) ((R$ 4,668,611) at March 31, 2017), in liability position distributed (R$ 3,722,890) ((R$ 1,334,495) at March 31, 2017) from 181 to 365 days ((R$ 3,334,116) at March 31, 2017) and over 365 days, involving Foreign Currency, totaled R$ 15,188, in asset position distributed over 365 days and (R$ 200,571) in liability position distributed over 365 days. The market values related to the Derivative contract positions, involving Shares, totaled R$ 34,336 (R$ 4,016 at March 31, 2017), in the asset position distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	94

II - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	03/31/2018	03/31/2017	03/31/2018	03/31/2018	03/31/2018	03/31/2017
Futures contracts (*)	577,664,599	641,528,216	-	-	-	(243,539)
Purchase commitments	297,009,018	255,017,905	-	-	-	(261,916)
Action	18,908,428	15,123,226	-	-	-	(2,510)
Commodities	161,539	135,802	-	-	-	(167)
Interest	251,917,254	205,160,307	-	-	-	(44,388)
Foreign currency	26,021,797	34,598,570	-	-	-	(214,851)
Commitments to sell	280,655,581	386,510,311	-	-	-	18,377
Action	16,375,809	14,454,098	-	-	-	1,597
Commodities	290,547	276,464	-	-	-	(9)
Interest	251,608,804	296,164,750	-	-	-	34,971
Foreign currency	12,380,421	75,614,999	-	-	-	(18,182)
Swap contracts	871,063,764	682,700,531	(4,821,439)	(436,133)	(5,257,572)	(3,471,401)
Asset position	871,063,764	682,700,531	3,985,371	6,576,355	10,561,726	9,848,352
Action	348,161	688,579	-	-	-	1,348
Commodities	-	126,825	-	-	-	-
Interest	860,360,998	664,080,190	3,302,119	6,280,372	9,582,491	8,774,686
Foreign currency	10,354,605	17,804,937	683,252	295,983	979,235	1,072,318
Liability position	871,063,764	682,700,531	(8,806,810)	(7,012,488)	(15,819,298)	(13,319,753)
Action	417,110	688,579	(5,686)	(106)	(5,792)	(3,764)
Commodities	-	126,825	-	-	-	-
Interest	847,810,425	664,080,190	(8,088,763)	(7,182,331)	(15,271,094)	(13,094,645)
Foreign currency	22,836,229	17,804,937	(712,361)	169,949	(542,412)	(221,344)
Option contracts	2,061,157,016	650,103,211	483,708	111,071	594,779	1,035,049
Purchase commitments - long position	263,284,086	215,659,847	1,444,874	302,389	1,747,263	924,677
Action	10,275,479	76,201,554	416,284	690,725	1,107,009	569,162
Commodities	1,069,947	485,586	23,025	19,683	42,708	25,586
Interest	212,149,586	91,974,993	192,716	(108,513)	84,203	33,753
Foreign currency	39,789,074	46,997,714	812,849	(299,506)	513,343	296,176
Commitments to sell - long position	819,842,846	146,982,863	1,603,305	985,218	2,588,523	3,273,628
Action	10,639,834	31,670,011	338,160	167,429	505,589	318,000
Commodities	465,691	202,543	9,551	(1,317)	8,234	10,557
Interest	774,757,976	78,393,458	472,399	945,781	1,418,180	127,428
Foreign currency	33,979,345	36,716,852	783,195	(126,675)	656,520	2,817,643
Purchase commitments - short position	89,105,253	129,942,342	(1,070,984)	(74,083)	(1,145,067)	(953,924)
Action	8,373,511	10,756,710	(127,839)	(512,620)	(640,459)	(397,647)
Commodities	339,534	252,164	(10,945)	(23,508)	(34,453)	(16,871)
Interest	46,769,214	71,339,516	(136,001)	106,807	(29,194)	(4,984)
Foreign currency	33,622,994	47,593,952	(796,199)	355,238	(440,961)	(534,423)
Commitments to sell - short position	888,924,831	157,518,158	(1,493,487)	(1,102,453)	(2,595,940)	(2,209,332)
Action	10,279,124	32,590,844	(280,350)	(139,071)	(419,421)	(297,706)
Commodities	347,789	277,352	(8,652)	4,115	(4,537)	(17,640)
Interest	843,352,158	89,904,155	(511,058)	(1,092,718)	(1,603,776)	(133,567)
Foreign currency	34,945,760	34,745,808	(693,427)	125,221	(568,206)	(1,760,419)
Forward contracts	15,991,659	8,125,514	791,291	(2,636)	788,655	1,139,953
Purchases receivable	6,568,456	1,191,030	6,566,446	(739)	6,565,707	1,188,497
Action	144,470	267,915	144,470	(1,550)	142,920	264,531
Interest	6,423,986	923,115	6,421,976	811	6,422,787	923,866
Foreign currency	-	-	-	-	-	100
Purchases payable	-	-	(6,422,105)	-	(6,422,105)	(923,923)
Action	-	-	(128)	-	(128)	(1,091)
Interest	-	-	(6,421,977)	-	(6,421,977)	(922,832)
Sales receivable	4,071,992	4,096,370	5,674,327	1,045	5,675,372	2,872,943
Action	4,071,992	2,157,777	648,209	1,045	649,254	875,863
Interest	-	1,938,593	5,026,118	-	5,026,118	1,997,080
Sales deliverable	5,351,211	2,838,114	(5,027,377)	(2,942)	(5,030,319)	(1,997,564)
Action	323,021	2,807,231	(1,259)	(3,003)	(4,262)	(636)
Interest	5,028,190	30,883	(5,026,118)	61	(5,026,057)	(1,996,187)
Foreign currency	-	-	-	-	-	(741)
Credit derivatives	6,679,990	10,885,964	(15,186)	104,889	89,703	70,870
Asset position	4,529,103	6,953,945	20,170	99,890	120,060	140,200
Action	2,055,431	1,659,423	19,645	73,855	93,500	51,851
Interest	2,141,292	294,661	(6,352)	27,314	20,962	1,021
Foreign currency	332,380	4,999,861	6,877	(1,279)	5,598	87,328
Liability position	2,150,887	3,932,019	(35,356)	4,999	(30,357)	(69,330)
Action	703,206	514,487	(20,508)	2,749	(17,759)	(13,268)
Interest	1,447,681	151,862	(14,848)	2,250	(12,598)	(5,028)
Foreign currency	-	3,265,670	-	-	-	(51,034)
NDF - Non Deliverable Forward	228,255,908	243,893,609	(768,838)	182,677	(586,161)	163,809
Asset position	109,678,725	123,317,535	2,021,626	330,155	2,351,781	3,096,715
Commodities	168,607	113,057	11,416	175	11,591	9,816
Foreign currency	109,510,118	123,204,478	2,010,210	329,980	2,340,190	3,086,899
Liability position	118,577,183	120,576,074	(2,790,464)	(147,478)	(2,937,942)	(2,932,906)
Commodities	139,759	328,017	(10,017)	1,531	(8,486)	(26,023)
Foreign currency	118,437,424	120,248,057	(2,780,447)	(149,009)	(2,929,456)	(2,906,883)
Target flow of swap	979,352	1,467,759	(72,864)	7,653	(65,211)	(280,900)
Asset position	979,352	897,759	2,402	49,022	51,424	36,282
Interest	452,000	-	302	49,504	49,806	-
Foreign currency	527,352	897,759	2,100	(482)	1,618	36,282
Liability position	-	570,000	(75,266)	(41,369)	(116,635)	(317,182)
Interest	-	570,000	(73,706)	1,662	(72,044)	(317,182)
Foreign currency	-	-	(1,560)	(43,031)	(44,591)	-
Other derivative financial instruments	17,896,554	4,716,367	91,764	(216,534)	(124,770)	120,690
Asset position	11,598,245	2,419,592	125,962	7,015	132,977	193,690
Action	472,910	848,815	30,864	4,858	35,722	128,660
Interest	2,027,425	1,469,528	94,809	(2,777)	92,032	56,952
Foreign currency	9,097,910	101,249	289	4,934	5,223	8,078
Liability position	6,298,309	2,296,775	(34,198)	(223,549)	(257,747)	(73,000)
Action	1,775,702	2,013,947	(34,107)	(55,720)	(89,827)	(69,873)
Interest	609,186	240,387	(91)	(13,278)	(13,369)	(851)
Foreign currency	3,913,421	42,441	-	(154,551)	(154,551)	(2,276)
		ASSET	21,444,483	8,350,350	29,794,833	21,574,984
		LIABILITY	(25,756,047)	(8,599,363)	(34,355,410)	(23,040,453)
		TOTAL	(4,311,564)	(249,013)	(4,560,577)	(1,465,469)

Derivatives contracts mature as follows (in days)

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2018	03/31/2017
Futures	150,081,641	129,385,660	136,777,534	161,419,764	577,664,599	641,528,216
Swaps	38,297,601	141,608,755	144,267,668	546,889,740	871,063,764	682,700,531
Options	290,794,299	293,048,889	1,435,882,556	41,431,272	2,061,157,016	650,103,211
Forwards (onshore)	13,664,424	1,336,627	990,177	431	15,991,659	8,125,514
Credit derivatives	-	895,809	885,893	4,898,288	6,679,990	10,885,964
NDF - Non Deliverable Forward	73,736,080	98,315,519	42,624,304	13,580,005	228,255,908	243,893,609
Target flow of swap	293,654	22,318	-	663,380	979,352	1,467,759
Other derivative financial instruments	3,708,842	6,756,634	3,162,948	4,268,130	17,896,554	4,716,367

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	95

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2018
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	434,586,998	27,615,524	1,931,137,614	4,538,095	-	62,742,414	-	12,751,282
Over-the-counter market	143,077,601	843,448,240	130,019,402	11,453,564	6,679,990	165,513,494	979,352	5,145,272
Financial institutions	143,077,601	611,104,771	99,430,763	1,558	6,679,990	106,820,972	-	1,941,865
Companies	-	120,554,309	30,260,831	11,452,006	-	58,402,278	979,352	3,203,407
Individuals	-	111,789,160	327,808	-	-	290,244	-	-
Total	577,664,599	871,063,764	2,061,157,016	15,991,659	6,679,990	228,255,908	979,352	17,896,554
Total – 03/31/2017	641,528,216	682,700,531	650,103,211	8,125,514	10,885,964	243,893,609	1,467,759	4,716,367

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	96

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	03/31/2018			03/31/2017
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(4,852,581)	1,827,409	(3,025,172)	(7,366,820)	3,519,144	(3,847,676)
Total	(4,852,581)	1,827,409	(3,025,172)	(7,366,820)	3,519,144	(3,847,676)

The effect on the reference equity (Note 3) was R$ 32,191 (R$ 59,647 at 03/31/2017).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	97

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular nº. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

	03/31/2018			03/31/2017
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	38,933,254	(3,912,708)	40,350,849	65,562,541	(3,737,124)	65,097,135
Hedge of syndicated loan	-	-	-	3,802,080	(23,546)	3,802,080
Hedge of highly probable forecast transactions	276,983	(6,199)	269,502	-	-	-
Hedge of assets transactions	8,540,311	404,269	8,135,953	19,540,488	628,952	21,532,456
Hedge of Asset-backed Securities under Repurchase Agreements	36,379,688	848,616	35,259,442	9,214,318	192,195	10,377,588
Hedge of UF - denominated assets	11,982,272	(26,486)	11,982,272	12,977,274	(37,363)	12,977,274
Hedge of funding	6,660,018	(11,226)	6,660,018	4,211,201	(26,103)	4,211,201
Hedge of loan operations	1,154,956	20,157	1,154,956	989,896	26,159	989,896
Total		(2,683,577)			(2,976,830)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in results in the following 12 months amount to R$ (1,281,737) (R$ (336,359) at 03/31/2017).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against exposure to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts and Dollar Purchase Options on B3; NDF (Non Deliverable Forward) contracts and currency swaps traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	03/31/2018
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	6,515,899	12,553	6,515,899	(9,646)
Hedge of available-for-sale securities	517,650	(39,645)	517,650	36,011
Hedge of syndicated loan	794,102	1,229	794,102	(1,419)
Hedge of funding	10,950,238	(75,487)	10,950,238	77,577
Total		(101,350)		102,523

	03/31/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	2,728,801	(106,303)	2,728,801	105,161
Hedge of available-for-sale securities	478,065	(28,514)	478,065	29,998
Hedge of funding	11,301,581	9,976	11,301,581	(6,160)
Total		(124,841)		128,999

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively, maturing between 2018 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	98

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	03/31/2018			03/31/2017
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of net investment in foreign operations (*)	23,972,741	(3,766,311)	13,154,025	21,709,032	(1,856,408)	12,447,404
Total		(3,766,311)			(1,856,408)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	03/31/2018
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,639,627	6,704,621	14,672,826	228,471	1,679,300	8,409	-	38,933,254
Hedge of highly probable anticipated transactions	234,868	42,115	-	-	-	-	-	276,983
Hedge of loans	7,224,334	-	1,315,977	-	-	-	-	8,540,311
Hedge of assets denominated in UF	10,235,816	1,692,210	-	54,246	-	-	-	11,982,272
Hedge of funding (Cash flow)	1,751,760	1,202,843	613,257	931,996	509,763	1,650,399	-	6,660,018
Hedge of loan operations (Cash flow)	-	27,525	22,020	187,170	27,525	890,716	-	1,154,956
Hedge of loan operations (Market risk)	148,905	156,650	553,364	1,613,817	1,178,638	1,364,598	1,499,927	6,515,899
Hedge of syndicated loan (Market risk)	794,102	-	-	-	-	-	-	794,102
Hedge of funding (Market risk)	84,341	3,892,817	1,811,123	221,576	347,420	1,445,763	3,147,198	10,950,238
Hedge of available-for-sale securities	-	-	239,190	-	-	278,460	-	517,650
Asset-backed securities under repurchase agreements	23,856,877	7,548,336	1,544,637	-	3,429,838	-	-	36,379,688
Hedge of net investment in foreign operations (*)	23,972,741	-	-	-	-	-	-	23,972,741
Total	83,943,371	21,267,117	20,772,394	3,237,276	7,172,484	5,638,345	4,647,125	146,678,112
(*) Classified as current, since instruments are frequently renewed.

	03/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	32,591,988	15,123,698	6,992,447	10,102,065	268,146	484,197	-	65,562,541
Hedge of syndicated loan	3,802,080	-	-	-	-	-	-	3,802,080
Hedge of loans	12,769,151	5,839,134	-	932,203	-	-	-	19,540,488
Hedge of assets denominated in UF	10,464,983	924,871	1,540,685	-	46,735	-	-	12,977,274
Hedge of funding (Cash flow)	119,650	1,463,559	451,798	148,366	786,340	1,241,488	-	4,211,201
Hedge of loan operations (Cash flow)	-	-	23,930	19,144	162,724	784,098	-	989,896
Hedge of loan operations (Market risk)	463,965	123,399	36,934	26,395	243,957	318,491	1,515,660	2,728,801
Hedge of funding (Market risk)	1,236,733	3,128,874	3,940,642	400,218	78,089	1,009,358	1,507,667	11,301,581
Hedge of available-for-sale securities	-	-	-	220,899	-	257,166	-	478,065
Asset-backed securities under repurchase agreements	-	5,956,735	3,081,732	175,851	-	-	-	9,214,318
Hedge of net investment in foreign operations (*)	21,709,032	-	-	-	-	-	-	21,709,032
Total	83,157,582	32,560,270	16,068,168	12,025,141	1,585,991	4,094,798	3,023,327	152,515,277

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	99

h)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2018 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	365	(2,476)	23,767
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(130)	(4,909)	(16,652)
Foreign Exchange Rates	Prices of Foreign Currencies	(6,165)	110,477	252,526
Price Index Linked	Interest of Inflation coupon	(630)	(46,069)	(84,887)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	(636)	(24,529)	(34,354)
Other	Exposures that do not fall under the definitions above	82	16,897	42,126
Total		(7,114)	49,391	182,525

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2018 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(8,655)	(1,557,922)	(3,036,564)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,505)	(212,667)	(407,712)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,988)	39,844	34,992
Price Index Linked	Interest of Inflation coupon	(2,212)	(210,736)	(385,164)
TR	TR Linked Interest Rates	464	(99,676)	(234,553)
Equities	Prices of Equities	2,902	(111,458)	(208,212)
Other	Exposures that do not fall under the definitions above	67	29,571	71,167
Total		(14,927)	(2,123,044)	(4,166,046)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	100

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2018										03/31/2017
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	209,950,277	106,579,981	39,624,392	16,899,786	9,989,686	5,997,729	6,145,674	5,408,286	10,550,955	411,146,766	401,924,779
Loans and discounted trade receivables	85,230,909	88,493,983	30,038,971	13,836,691	8,206,698	4,570,295	4,600,078	3,557,767	9,566,827	248,102,219	236,389,322
Financing	52,800,321	11,008,428	7,089,693	2,135,810	1,185,211	869,898	786,781	1,531,616	589,820	77,997,578	84,161,650
Farming and agribusiness financing	7,277,688	1,055,492	428,998	77,314	88,719	70,318	883	4,600	21,677	9,025,689	10,235,518
Real estate financing	64,641,359	6,022,078	2,066,730	849,971	509,058	487,218	757,932	314,303	372,631	76,021,280	71,138,289

Lease operations	1,876,083	3,890,619	1,134,814	294,328	201,562	82,934	178,133	53,362	187,990	7,899,825	8,299,445

Credit card operations	-	60,374,282	2,744,405	2,452,864	880,379	478,595	599,373	478,192	2,937,646	70,945,736	61,594,080

Advance on exchange contracts (1)	2,246,076	1,576,156	333,684	121,957	39,154	58,651	111,005	-	-	4,486,683	4,544,003

Other sundry receivables (2)	18,181	452,265	159	23,354	847	235	25,828	5,946	477,976	1,004,791	1,732,969

Total operations with credit granting characteristics	214,090,617	172,873,303	43,837,454	19,792,289	11,111,628	6,618,144	7,060,013	5,945,786	14,154,567	495,483,801	478,095,276
Financial Guarantees Provided (3)										70,885,270	72,222,734
Total with Financial Guarantees Provided	214,090,617	172,873,303	43,837,454	19,792,289	11,111,628	6,618,144	7,060,013	5,945,786	14,154,567	566,369,071	550,318,010
Total – 03/31/2017	206,129,553	159,905,203	45,200,866	20,237,338	11,869,728	8,889,493	6,697,832	4,759,733	14,405,530	478,095,276

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	101

II – By maturity and risk level

	03/31/2018										03/31/2017
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,136,311	1,808,734	1,487,281	1,109,874	1,291,407	1,109,873	4,123,985	13,067,465	14,772,757
01 to 30	-	-	99,496	91,354	54,803	57,827	56,228	37,891	161,597	559,196	569,039
31 to 60	-	-	76,578	63,252	47,277	32,359	52,660	32,807	137,143	442,076	538,184
61 to 90	-	-	70,430	55,462	43,714	29,526	43,108	30,498	132,933	405,671	472,578
91 to 180	-	-	152,697	161,032	153,814	85,412	110,605	92,574	364,356	1,120,490	1,335,826
181 to 365	-	-	250,343	291,000	251,233	198,997	187,391	183,776	791,159	2,153,899	2,533,748
Over 365	-	-	1,486,767	1,146,634	936,440	705,753	841,415	732,327	2,536,797	8,386,133	9,323,382
Overdue installments	-	-	1,146,621	1,057,836	1,108,327	1,059,664	1,800,684	1,196,908	6,104,349	13,474,389	14,279,853
01 to 14	-	-	23,167	43,646	23,774	22,032	18,450	14,104	66,439	211,612	244,401
15 to 30	-	-	899,447	141,459	133,759	193,305	87,308	52,635	171,181	1,679,094	1,642,129
31 to 60	-	-	224,007	738,397	183,033	98,346	207,688	85,291	373,424	1,910,186	1,884,774
61 to 90	-	-	-	111,365	657,794	227,655	141,247	90,571	267,556	1,496,188	2,385,688
91 to 180	-	-	-	22,969	109,967	470,563	1,247,610	890,406	1,120,800	3,862,315	3,722,814
181 to 365	-	-	-	-	-	47,763	98,381	63,901	3,911,213	4,121,258	4,251,855
Over 365	-	-	-	-	-	-	-	-	193,736	193,736	148,192
Subtotal	-	-	3,282,932	2,866,570	2,595,608	2,169,538	3,092,091	2,306,781	10,228,334	26,541,854	29,052,610
Specific allowance	-	-	(32,829)	(85,997)	(259,561)	(650,861)	(1,546,046)	(1,614,747)	(10,228,334)	(14,418,375)	(15,870,110)
Subtotal - 03/31/2017	-	-	3,344,737	3,119,061	2,920,105	2,736,732	3,011,279	2,654,252	11,266,444	29,052,610
	Non-overdue operations
Falling due installments	213,138,748	171,082,435	40,085,639	16,711,355	8,388,558	4,400,508	3,904,609	3,605,560	3,757,600	465,075,012	445,899,951
01 to 30	23,955,195	38,800,983	6,269,425	3,376,905	1,060,490	329,334	337,327	200,690	479,235	74,809,584	68,835,114
31 to 60	10,163,001	15,171,076	3,040,168	1,015,042	443,476	130,403	139,110	41,169	350,915	30,494,360	29,718,395
61 to 90	9,171,365	11,313,491	2,499,882	866,806	334,515	185,375	741,642	236,527	120,748	25,470,351	22,698,657
91 to 180	20,268,184	20,618,990	4,638,817	1,595,585	506,291	301,991	272,154	111,043	233,106	48,546,161	48,266,978
181 to 365	27,830,423	21,653,043	5,962,155	2,226,403	1,045,108	425,351	398,038	446,005	491,056	60,477,582	57,599,776
Over 365	121,750,580	63,524,852	17,675,192	7,630,614	4,998,678	3,028,054	2,016,338	2,570,126	2,082,540	225,276,974	218,781,031
Overdue up to 14 days	951,869	1,790,868	468,883	214,364	127,462	48,098	63,313	33,445	168,633	3,866,935	3,142,715
Subtotal	214,090,617	172,873,303	40,554,522	16,925,719	8,516,020	4,448,606	3,967,922	3,639,005	3,926,233	468,941,947	449,042,666
Generic allowance	-	(864,367)	(405,545)	(507,772)	(851,602)	(1,334,582)	(1,983,961)	(2,547,303)	(3,926,233)	(12,421,365)	(10,928,625)
Subtotal - 03/31/2017	206,129,553	159,905,203	41,856,129	17,118,277	8,949,623	6,152,761	3,686,553	2,105,481	3,139,086	449,042,666
Grand total	214,090,617	172,873,303	43,837,454	19,792,289	11,111,628	6,618,144	7,060,013	5,945,786	14,154,567	495,483,801	478,095,276
Existing allowance	-	(864,367)	(438,374)	(593,769)	(1,111,163)	(4,631,491)	(7,059,307)	(5,945,191)	(14,154,567)	(36,660,820)	(37,640,024)
Minimum allowance required	-	(864,367)	(438,374)	(593,769)	(1,111,163)	(1,985,443)	(3,530,007)	(4,162,050)	(14,154,567)	(26,839,740)	(26,798,735)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(2,646,048)	(3,529,300)	(1,783,141)	-	(9,821,080)	(10,841,289)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,862,591)	(1,870,225)
Additional allowance (3)	-	-	-	-	-	(2,646,048)	(3,529,300)	(1,783,141)	-	(7,958,489)	(8,971,064)
Existing allowance	-	(864,367)	(438,374)	(593,769)	(1,111,163)	(6,494,082)	(7,059,307)	(5,945,191)	(14,154,567)	(36,660,820)	(37,640,024)
Provision - delay(4)	-	-	(32,829)	(75,502)	(179,580)	(375,249)	(1,004,533)	(1,093,140)	(7,863,851)	(10,624,684)	(11,236,555)
Provision - aggravated(5)	-	(14,666)	(10,278)	(88,877)	(406,120)	(1,045,943)	(1,924,587)	(1,608,771)	(4,788,893)	(9,888,135)	(9,260,947)
Provision - potencial(3)	-	(849,701)	(395,267)	(429,390)	(525,463)	(5,072,890)	(4,130,187)	(3,243,280)	(1,501,823)	(16,148,001)	(17,142,522)
Grand total - 03/31/2017	206,129,553	159,905,203	45,200,866	20,237,338	11,869,728	8,889,493	6,697,832	4,759,733	14,405,530	478,095,276
Existing allowance	-	(799,526)	(452,009)	(607,120)	(1,186,973)	(6,862,222)	(6,697,162)	(4,759,257)	(14,405,530)	(37,640,024)
Minimum allowance required	-	(799,526)	(452,009)	(607,120)	(1,186,973)	(2,666,848)	(3,348,916)	(3,331,813)	(14,405,530)	(26,798,735)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(4,195,374)	(3,348,246)	(1,427,444)	-	(10,841,289)
Financial Guarantees Provided (6)	-	-	-	-	-	-	-	-	-	(1,870,225)
Additional allowance (3)	-	-	-	-	-	(4,195,374)	(3,348,246)	(1,427,444)	-	(8,971,064)
Existing allowance	-	(799,526)	(452,009)	(607,120)	(1,186,973)	(8,732,447)	(6,697,162)	(4,759,257)	(14,405,530)	(37,640,024)
Provision - delay(4)	-	-	(33,447)	(80,266)	(198,586)	(448,107)	(783,972)	(1,190,875)	(8,501,302)	(11,236,555)
Provision - aggravated(5)	-	(17,460)	(11,165)	(94,869)	(295,991)	(947,118)	(1,722,594)	(1,373,906)	(4,797,844)	(9,260,947)
Provision - potencial(3)	-	(782,066)	(407,397)	(431,985)	(692,396)	(7,337,222)	(4,190,596)	(2,194,476)	(1,106,384)	(17,142,522)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;
(2)	The balance of non-accrual operations amounts to R$ 18,526,432 (R$ 20,549,319 at 03/31/2017);
(3)	Related to expected and potential loss;
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2,682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	102

III – By business sector

	03/31/2018%		03/31/2017%
Public Sector	2,550,862	0.6%	2,995,393	0.6%
Energy	842,525	0.2%	72,072	0.0%
Petrochemical and chemical	1,252,148	0.3%	2,488,546	0.5%
Sundry	456,189	0.1%	434,775	0.1%
Private sector	492,932,939	99.4%	475,099,883	99.4%
Companies	246,600,219	49.8%	248,064,807	51.9%
Sugar and alcohol	6,307,011	1.3%	8,572,834	1.8%
Agribusiness and fertilizers	15,877,432	3.2%	14,905,493	3.1%
Food and beverage	12,865,762	2.5%	12,102,985	2.5%
Banks and other financial institutions	7,324,111	1.5%	8,702,244	1.8%
Capital assets	4,389,866	0.9%	4,771,884	1.0%
Pulp and paper	2,012,791	0.4%	2,726,228	0.6%
Publishing and printing	898,968	0.2%	966,387	0.2%
Electronic and IT	3,910,034	0.8%	3,486,993	0.7%
Packaging	2,386,896	0.5%	1,858,076	0.4%
Energy and sewage	8,581,274	1.7%	8,212,679	1.7%
Education	1,998,295	0.4%	1,986,215	0.4%
Pharmaceuticals and cosmetics	4,900,628	1.0%	4,303,953	0.9%
Real estate agents	19,616,930	4.0%	22,103,199	4.6%
Entertainment and tourism	4,410,192	0.9%	4,273,360	0.9%
Wood and furniture	2,661,284	0.5%	2,454,243	0.5%
Construction materials	4,350,849	0.9%	4,890,215	1.0%
Steel and metallurgy	7,276,222	1.5%	7,513,290	1.6%
Media	528,836	0.1%	615,265	0.1%
Mining	4,903,150	1.0%	4,899,818	1.0%
Infrastructure work	9,207,302	1.8%	8,323,873	1.7%
Oil and gas (*)	5,296,233	1.1%	4,651,486	1.0%
Petrochemical and chemical	6,676,742	1.3%	8,220,125	1.7%
Health care	2,230,957	0.5%	2,322,016	0.5%
Insurance, reinsurance and pension plans	28,941	0.0%	45,288	0.0%
Telecommucations	1,620,294	0.3%	1,454,123	0.3%
Third sector	2,362,189	0.5%	3,001,006	0.6%
Trading	1,701,624	0.3%	1,229,087	0.3%
Transportation	12,104,523	2.4%	11,293,926	2.4%
Domestic appliances	1,925,319	0.4%	1,690,892	0.4%
Vehicles and autoparts	11,223,846	2.3%	13,685,630	2.9%
Clothing and shoes	4,340,184	0.9%	4,402,751	0.9%
Commerce - sundry	15,133,612	3.1%	14,442,702	3.0%
Industry - sundry	8,091,726	1.6%	7,224,945	1.5%
Sundry services	35,326,481	7.1%	33,872,248	7.1%
Sundry	14,129,715	2.9%	12,859,348	2.7%
Individuals	246,332,720	49.6%	227,035,076	47.5%
Credit cards	69,997,765	14.1%	60,680,192	12.7%
Real estate financing	65,086,216	13.1%	58,524,944	12.2%
Consumer loans / overdraft	96,163,645	19.4%	91,690,806	19.2%
Vehicles	15,085,094	3.0%	16,139,134	3.4%
Grand total	495,483,801	100.0%	478,095,276	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	03/31/2018		03/31/2017
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	35,880,716	(927,270)	36,702,175	(806,054)
Sundry bank guarantees	24,401,379	(778,587)	24,726,898	(845,338)
Other financial guarantees provided	4,612,120	(86,905)	4,290,850	(129,873)
Tied to the distribution of marketable securities via a Public Offering	1,356,000	(1,154)	2,252,000	(668)
Restricted to bids, auctions, service provision or execution of works	3,937,019	(61,731)	3,159,240	(69,319)
Restricted to supply of goods	536,623	(5,706)	896,407	(7,509)
Restricted to international trade of goods	161,413	(1,238)	195,164	(11,464)
Total	70,885,270	(1,862,591)	72,222,734	(1,870,225)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	103

b)	Credit concentration

	03/31/2018		03/31/2017
		% of		% of
Loan, lease and other credit operations (*)	Risk	total	Risk	total
Largest debtor	4,145,858	0.7	4,857,953	0.9
10 largest debtors	29,455,032	5.2	30,282,228	5.5
20 largest debtors	45,798,691	8.1	46,443,624	8.4
50 largest debtors	73,137,595	12.9	77,209,724	14.0
100 largest debtors	98,416,722	17.4	103,859,354	18.9

(*) Amounts include financial guarantees provided.

	03/31/2018		03/31/2017
Loan, lease and other credit operations and securities of		% of		% of
companies and financial institutions (*)	Risk	total	Risk	total
Largest debtor	7,638,657	1.2	7,858,574	1.2
10 largest debtors	40,712,125	6.2	43,078,163	6.8
20 largest debtors	64,972,377	10.0	68,494,563	10.9
50 largest debtors	110,352,539	16.9	110,107,023	17.5
100 largest debtors	146,192,088	22.4	145,816,418	23.1

(*) Amounts include financial guarantees provided.

c)	Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Opening balance	(37,309,465)	(37,431,102)
Adjustments arising from the first-time adoption of Resolution nº. 4,512/16.	-	(401,640)
Net increase for the period	(3,910,831)	(5,366,143)
Required by Resolution nº. 2,682/99	(4,199,907)	(5,366,143)
Required by Resolution nº. 4,512/16	87,053	-
Additional allowance (1)	202,023	-
Others	-	6,707
Write-Off	4,717,279	5,457,502
Exchange variation	(157,803)	94,652
Closing balance (2)	(36,660,820)	(37,640,024)
Required by Resolution nº. 2,682/99	(26,839,740)	(26,798,735)
Specific allowance (3)	(14,418,375)	(15,870,110)
Generic allowance (4)	(12,421,365)	(10,928,625)
Additional allowance included Provision for Financial Guarantees Provided	(9,821,080)	(10,841,289)
Provision for Financial Guarantees Provided (5)	(1,862,591)	(1,870,225)
Additional allowance (1)	(7,958,489)	(8,971,064)
Existing allowance	(36,660,820)	(37,640,024)
Provision delay	(10,624,684)	(11,236,555)
Provision aggravated	(9,888,135)	(9,260,947)
Provision potential	(16,148,001)	(17,142,522)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution nº. 2,682 of December 21, 1999;
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (399,077) (R$ (333,086) at 03/31/2017);
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(4)	For operations not covered in the previous item due to the classification of the client or operation;
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016.

At 03/31/2018, the balance of the allowance in relation to the loan portfolio is equivalent to 7.4% (7.9% at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	104

d)	Recovery and renegotiation of credits

	03/31/2018			03/31/2017
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	27,585,198	(11,106,507)	40.3%	24,705,002	(9,900,233)	40.1%
(-) Renegotiated loans overdue up to 30 days(2)	(9,603,347)	2,165,041	22.5%	(8,486,722)	1,939,986	22.9%
Renegotiated loans overdue over 30 days(2)	17,981,851	(8,941,466)	49.7%	16,218,280	(7,960,247)	49.1%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 135,932 (R$ 179,747 at March 31, 2017);
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	105

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

						01/01 to		01/01 to
	03/31/2018					03/31/2018	03/31/2017	03/31/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	26,045	-	6,521,295	6,547,340	109,535	2,215	69
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	26,045	-	6,313,921	6,339,966	(103,346)	2,181	(265)
Net revenue from restricted operations						6,189		(196)

At 03/31/2018 and 03/31/2017 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	106

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 03/31/2018 where the entity substantially retained the related risks and benefits, is R$ 101,314 (R$ 127,491 at 03/31/2017), composed of real estate financing of R$ 92,857 (R$ 117,311 at 03/31/2017) and farming financing of R$ 8,457 (R$ 10,180 at 03/31/2017).

ll -	Beginning in January 2012, as provided for by CMN Resolution nº. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	03/31/2018				03/31/2017
Nature of operation	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,234,199	2,215,507	2,227,343	2,208,651	2,782,626	2,720,816	2,780,806	2,718,996
Working capital	2,549,243	2,549,243	2,484,400	2,484,400	2,736,663	2,736,663	2,736,471	2,736,471
Vehicles (2)	-	-	2,084	2,084	-	-	3,651	3,651
Companies - loan (2)	-	-	3,870	3,870	-	-	6,781	6,781
Total	4,783,442	4,764,750	4,717,697	4,699,005	5,519,289	5,457,479	5,527,709	5,465,899

(1)	Under Other sundry liabilities;

(2)	Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 3,987 (R$ 24,148 from January 1 to March 31, 2017).

Sales or transfers of financial assets of the active portfolio, with no retention of risks and benefits (R$ 66,996 at March 31,2017 ) with effect on the result (R$ 30 from January 1 to March 31, 2017), net of the Allowance for Loan Losses, were not carried out in this quarter.

There were acquisitions of loan portfolios with the retention of assignor’s risks during the first quarter of 2018 the amount R$ 7,490.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	107

Note 9 - Foreign exchange portfolio

	03/31/2018	03/31/2017
Assets - other receivables	66,366,841	61,850,759
Exchange purchase pending settlement – foreign currency	34,611,312	30,914,473
Bills of exchange and term documents – foreign currency	1,073	8,754
Exchange sale rights – local currency	32,158,003	31,262,601
(Advances received) – local currency	(403,547)	(335,069)
Liabilities – other liabilities (Note 2a)	66,743,488	62,563,677
Exchange sales pending settlement – foreign currency	32,402,195	31,561,755
Liabilities from purchase of foreign currency – local currency	34,163,946	30,825,353
Other	177,347	176,569
Memorandum accounts	1,492,777	1,324,626
Outstanding import credits – foreign currency	759,366	766,909
Confirmed export credits – foreign currency	733,411	557,717

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	108

Note 10 – Funding, borrowing and onlending

a)	Summary

	03/31/2018						03/31/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	220,550,275	33,163,719	21,814,086	132,420,554	407,948,634	43.0	324,925,553	36.3
Deposits received under securities repurchase agreements	213,479,703	9,598,055	15,756,799	71,774,468	310,609,025	32.7	346,738,230	38.8
Funds from acceptance and issuance of securities	3,353,249	28,243,901	12,728,298	70,911,059	115,236,507	12.1	96,360,350	10.8
Borrowing and onlending	8,048,606	17,554,779	14,275,318	23,351,620	63,230,323	6.7	73,347,522	8.2
Subordinated debt	4,035,532	4,764,886	436,744	43,003,471	52,240,633	5.5	53,226,084	5.9
Total	449,467,365	93,325,340	65,011,245	341,461,172	949,265,122	100.0	894,597,739	100.0
% per maturity term	47.4	9.8	6.8	36.0	100.0
Total – 03/31/2017	382,743,641	101,875,478	100,729,311	309,249,309	894,597,739
% per maturity term	42.7	11.4	11.3	34.6	100.0

b)	Deposits

	03/31/2018						03/31/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	66,430,270	-	-	-	66,430,270	16.3	61,108,356	18.8
Savings accounts	122,412,259	-	-	-	122,412,259	30.0	107,045,652	32.9
Interbank	897,454	1,661,821	705,063	96,400	3,360,738	0.8	4,415,729	1.4
Time deposits	30,807,625	31,501,898	21,109,023	132,324,154	215,742,700	52.9	152,353,740	46.9
Other deposits	2,667	-	-	-	2,667	0.0	2,076	0.0
Total	220,550,275	33,163,719	21,814,086	132,420,554	407,948,634	100.0	324,925,553	100.0
% per maturity term	54.1	8.1	5.3	32.5	100.0
Total – 03/31/2017	194,935,171	30,356,445	16,610,586	83,023,351	324,925,553
% per maturity term	60.0	9.3	5.1	25.6	100.0

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 0 to 30 days amouting to R$ 11,634,685, with maturity within 31 to 180 days amouting to R$ 3,345,854 (R$ 8,257,839 at 03/31/2017), 181 to 365 days amouting to R$ 1,705,811 (R$ 4,579,669 at 03/31/2017) and over 365 days amounting to R$ 6,423,326 totaling R$ 23,109,676 (R$ 12,837,508 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	109

c)	Deposits received under securities repurchase agreements

	03/31/2018						03/31/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	56,027,576	8,401,074	14,689,148	18,905,073	98,022,871	31.6	144,916,989	41.8
Government securities	45,273,581	-	-	4,253	45,277,834	14.6	23,207,776	6.7
Corporate Securities	7,265,747	-	-	-	7,265,747	2.3	4,488,564	1.3
Own issue	3,040,875	8,399,040	14,689,148	18,900,820	45,029,883	14.5	116,960,854	33.7
Foreign	447,373	2,034	-	-	449,407	0.2	259,795	0.1
Third-party portfolio	143,619,982	25,509	-	-	143,645,491	46.2	141,040,743	40.7
Free portfolio	13,832,145	1,171,472	1,067,651	52,869,395	68,940,663	22.2	60,780,498	17.5
Total	213,479,703	9,598,055	15,756,799	71,774,468	310,609,025	100.0	346,738,230	100.0
% per maturity term	68.7	3.1	5.1	23.1	100.0
Total – 03/31/2017	177,726,298	19,758,366	48,942,344	100,311,222	346,738,230
% per maturity term	51.3	5.7	14.1	28.9	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	110

d)	Funds from acceptance and issuance of securities

	03/31/2018						03/31/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,930,595	20,152,649	10,277,231	36,058,405	69,418,880	60.3	53,927,877	56.0
Financial	203,888	6,527,022	5,320,632	24,397,746	36,449,288	31.6	20,044,555	20.8
Real estate	1,964,802	8,725,993	1,673,515	4,063,754	16,428,064	14.3	18,438,923	19.2
Bills of credit related to agribusiness	761,905	4,899,634	3,283,084	7,596,905	16,541,528	14.4	15,444,399	16.0
Foreign securities	412,220	6,476,547	1,837,481	32,689,590	41,415,838	35.8	36,994,560	38.4
Non-trade related – issued abroad	412,220	6,476,547	1,837,481	32,689,590	41,415,838	35.8	36,994,560	38.4
Brazil risk note programme	14,501	3,904,030	456,538	1,647,767	6,022,836	5.1	5,804,314	6.0
Structure note issued	119,921	780,567	776,239	3,910,850	5,587,577	4.8	5,696,425	5.9
Bonds	22,656	957,540	504,327	22,630,211	24,114,734	20.9	22,352,163	23.2
Fixed rate notes	-	557,149	-	2,529,043	3,086,192	2.7	543,720	0.5
Eurobonds	-	-	214	9,787	10,001	-	17,293	0.1
Mortgage notes	14,253	16,323	29,659	273,542	333,777	0.3	367,007	0.4
Other	240,889	260,938	70,504	1,688,390	2,260,721	2.0	2,213,638	2.3
Structured Operations Certificates (*)	10,434	1,614,705	613,586	2,163,064	4,401,789	3.9	5,437,913	5.6
Total	3,353,249	28,243,901	12,728,298	70,911,059	115,236,507	100.0	96,360,350	100.0
% per maturity term	6.3	21.6	17.1	55.0	100.0
03/31/2017	3,141,088	21,240,090	16,720,850	55,258,322	96,360,350
% per maturity term	3.3	22.0	17.4	57.3	100.0

(*) As of 03/31/2018, the market value of the funding from Structured Operations Certificates issued is R$ 4,639,214 (R$ 6,036,616 of 03/31/2017) according to BACEN Circular Letter nº. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days amount of R$ 3,580,468 (R$ 26,150 at 03/31/2017) and over 365 days amount of (R$ 3,359,371 at 03/31/2017), totaling R$ 3,580,468 (R$ 3,385,521 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	111

e)	Borrowing and onlending

	03/31/2018						03/31/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	7,455,161	14,505,440	10,706,361	8,670,133	41,337,095	65.4	44,803,132	61.1
Domestic	2,991,778	-	-	1,664	2,993,442	4.7	1,712,528	2.3
Foreign (*)	4,463,383	14,505,440	10,706,361	8,668,469	38,343,653	60.7	43,090,604	58.8
Onlending	593,445	3,049,339	3,568,957	14,681,487	21,893,228	34.6	28,544,390	38.9
Domestic – official institutions	593,445	3,049,339	3,568,957	14,681,487	21,893,228	34.6	28,544,390	38.9
BNDES	178,096	1,213,731	1,709,794	7,067,984	10,169,605	16.1	12,704,828	17.3
FINAME	406,068	1,806,076	1,813,543	7,137,011	11,162,698	17.6	15,169,146	20.7
Other	9,281	29,532	45,620	476,492	560,925	0.9	670,416	0.9
Total	8,048,606	17,554,779	14,275,318	23,351,620	63,230,323	100.0	73,347,522	100.0
% per maturity term	12.7	27.8	22.6	36.9	100.0
Total – 03/31/2017	6,789,981	23,357,946	15,668,371	27,531,224	73,347,522
% per maturity term	9.3	31.8	21.4	37.5	100.0

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	112

f)	Subordinated debt, including perpetual ones

	03/31/2018						03/31/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Financial treasury bills	4,023,472	4,697,969	358,288	4,476,431	13,556,160	25.9	23,056,953	43.3
Euronotes	-	-	-	26,250,172	26,250,172	50.2	25,046,553	47.1
Bonds	12,060	66,917	78,456	5,560,173	5,717,606	11.0	5,174,229	9.7
Debt instruments eligible as capital	-	-	-	6,730,052	6,730,052	12.9	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(13,357)	(13,357)	-	(51,651)	(0.1)
Grand total (*)	4,035,532	4,764,886	436,744	43,003,471	52,240,633	100.0	53,226,084	100.0
% per maturity term	7.7	9.1	0.8	82.3	100.0
Total – 03/31/2017	151,103	7,162,631	2,787,160	43,125,190	53,226,084
% per maturity term	0.3	13.5	5.2	81.0	100.0

(*) According to current legislation, the accounting balance of subordinated debt as of March 2018 was used for the calculation of reference equity as of December, 2012, totaling R$ 39,544,834.

On December 12, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED issued perpetual subordinated notes/AT1, in the total amount of R$ 4,135,000. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approximately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	113

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	30,000	2011	2018	IPCA + 7.53% to 7.7%	51,927
	5,630,127	2012	2018	108% to 113% of CDI	6,381,592
	34,645			IPCA + 4.4% to 6.58%	63,149
	2,343,100			100% of CDI + 1.01% to 1.32%	2,430,047
	22,000			9.95% to 11.95%	41,506
	2,000	2011	2019	109% to 109.7% of CDI	4,075
	1,000	2012	2019	110% of CDI	1,991
	12,000			11.96%	24,055
	100,500			IPCA + 4.7% to 6.3%	177,581
	1,000	2012	2020	111% of CDI	2,004
	20,000			IPCA + 6% to 6.17%	41,325
	6,000	2011	2021	109.25% to 110.5% of CDI	12,498
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,297,297
	20,000			IGPM + 4.63%	27,113
				Total	13,556,160
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,415,785
	1,000,000		2021	5.75%	3,353,604
	750,000	2011	2021	5.75% to 6.2%	2,543,877
	550,000	2012	2021	6.2%	1,828,090
	2,625,000		2022	5.5% to 5.65%	8,771,202
	1,870,000		2023	5.13%	6,324,257
				Total	26,236,815
Subordinated bonds - CLP
	11,048,394	2008	2022	7.4% to 7.99%	124,400
	32,720,912		2033	3.5% to 4.5%	229,139
	110,390,929		2033	4.8%	873,339
	98,151,772	2009	2035	4.8%	794,610
	2,000		2019	10.8%	2,381
	94,500		2019	IPC + 2%	112,517
	11,311,860	2010	2032	4.4%	76,850
	24,928,312		2035	3.9%	176,772
	125,191,110		2036	4.4%	840,895
	87,087,720		2038	3.9%	612,459
	68,060,124		2040	4.1%	471,548
	33,935,580		2042	4.4%	229,897
	104,000	2013	2023	IPC + 2%	133,758
	146,000		2028	IPC + 2%	175,582
	510,107	2014	2024	LIB	563,923
	47,307,480		2034	3.8%	299,536
				Total	5,717,606
Debt instruments eligible as capital - USD
	1,250,000	2017		6.12%	4,231,801
	750,000	2018		6.50%	2,498,251
				Total	6,730,052

Total					52,240,633

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturities over 365 days amounting to R$ 26,236,815 (R$ 24,994,902 at 03/31/2017) and Debt Instruments Eligible as Capital over 365 days amounting to R$ 6,730,052.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	114

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Unearned premiums	1,902,486	2,016,334	13,942	16,568	-	-	1,916,428	2,032,902
Mathematical provision of benefits to be granted and benefits granted	177,921	73,386	181,092,290	156,316,561	-	-	181,270,211	156,389,947
Redemptions and other unsettled amounts	11,646	10,920	280,084	181,623	-	-	291,730	192,543
Financial surplus	1,861	1,776	592,812	582,418	-	-	594,673	584,194
Unsettled claims	520,047	744,493	36,855	25,461	-	-	556,902	769,954
Claims / events incurred but not reported	349,616	445,033	26,895	26,816	-	-	376,511	471,849
Administrative and related expenses	27,884	38,132	97,219	72,300	10,359	14,429	135,462	124,861
Mathematical provision for capitalization and redemptions	-	-	-	-	3,306,977	3,165,676	3,306,977	3,165,676
Raffles payable and to be held	-	-	-	-	17,970	22,380	17,970	22,380
Other provisions (1)	129,407	554,812	230,838	156,174	220	258	360,465	711,244
Total (2)	3,120,868	3,884,886	182,370,935	157,377,921	3,335,526	3,202,743	188,827,329	164,465,550

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular nº. 517, of July 30, 2015;
(2)	This table covers the amendments established by SUSEP Circular nº. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	115

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Interbank investments – money market	621,551	738,138	587,831	631,910	1,489,491	1,337,329	2,698,873	2,707,377
Securities and derivative financial instruments	1,509,081	2,385,194	182,957,291	157,960,178	1,995,951	1,971,674	186,462,323	162,317,046
PGBL / VGBL fund quotas (1)	-	-	174,240,724	150,062,875	-	-	174,240,724	150,062,875
Government securities - domestic	-	-	150,174,888	121,742,081	-	-	150,174,888	121,742,081
National treasury bills	-	-	52,815,166	41,720,113	-	-	52,815,166	41,720,113
National treasury notes	-	-	47,102,690	37,482,423	-	-	47,102,690	37,482,423
Financial treasury bills	-	-	37,712,171	25,639,084	-	-	37,712,171	25,639,084
Repurchase agreements	-	-	12,544,861	16,900,461	-	-	12,544,861	16,900,461
Financial Treasury Bills	-	-	9,646	4,972	-	-	9,646	4,972
National Treasury Bills	-	-	8,249,986	8,631,339	-	-	8,249,986	8,631,339
National Treasury Notes	-	-	4,285,229	8,264,150	-	-	4,285,229	8,264,150
Corporate securities	-	-	23,950,583	26,810,332	-	-	23,950,583	26,810,332
Bank deposit certificates	-	-	412,087	1,257,033	-	-	412,087	1,257,033
Debentures	-	-	1,035,702	1,597,947	-	-	1,035,702	1,597,947
Shares	-	-	2,291,255	1,013,123	-	-	2,291,255	1,013,123
Promissory notes	-	-	397,257	-	-	-	397,257	-
Financial treasury bills	-	-	19,353,352	21,322,083	-	-	19,353,352	21,322,083
Others	-	-	-	73,080	-	-	-	73,080
Bank Deposit Certificates	-	-	460,930	1,547,066	-	-	460,930	1,547,066
Debentures	-	-	460,930	1,547,066	-	-	460,930	1,547,066
PGBL / VGBL fund quotas	-	-	437,997	592,493	-	-	437,997	592,493
Derivative financial instruments	-	-	(280,079)	1,142,071	-	-	(280,079)	1,142,071
Loans for shares	-	-	(152,666)	(16,235)	-	-	(152,666)	(16,235)
Accounts receivable / (payable)	-	-	110,001	(207,867)	-	-	110,001	(207,867)
Other assets	1,509,081	2,385,194	8,716,567	7,897,303	1,995,951	1,971,674	12,221,599	12,254,171
Government	712,602	1,309,071	8,489,893	6,897,890	467,164	457,340	9,669,659	8,664,301
Private	796,479	1,076,123	226,674	999,413	1,528,787	1,514,334	2,551,940	3,589,870
Receivables from insurance and reinsurance operations (2)	1,010,727	1,106,301	-	-	-	-	1,010,727	1,106,301
Credit rights	889,443	867,200	-	-	-	-	889,443	867,200
Commercial – extended guarantee	78,158	185,146	-	-	-	-	78,158	185,146
Reinsurance	43,126	53,955	-	-	-	-	43,126	53,955
Total	3,141,359	4,229,633	183,545,122	158,592,088	3,485,442	3,309,003	190,171,923	166,130,724

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts (Note 11a);
(2)	Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	116

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 03/31/2018			01/01 to 03/31/2017			01/01 to 03/31/2018			01/01 to 03/31/2017			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Financial income related to insurance, pension plan and capitalization operations	33,620	-	33,620	77,877	-	77,877	95,873	-	95,873	72,409	-	72,409	2,862	62,318	132,355	212,604
Financial income	32,903	-	32,903	82,444	-	82,444	3,666,711	-	3,666,711	4,950,686	-	4,950,686	45,895	114,792	3,745,509	5,147,922
Financial expenses	717	-	717	(4,567)	-	(4,567)	(3,570,838)	-	(3,570,838)	(4,878,277)	-	(4,878,277)	(43,033)	(52,474)	(3,613,154)	(4,935,318)
Operating income related to insurance, pension plan and capitalization operations	665,606	19,893	685,499	753,965	1,110	755,075	74,722	(1,009)	73,713	86,455	(788)	85,667	122,339	147,298	881,551	988,040
Premiums and contributions	1,012,484	1,956	1,014,440	1,009,746	(12,932)	996,814	5,041,063	(1,009)	5,040,054	5,858,027	(788)	5,857,239	672,461	715,197	6,726,955	7,569,250
Changes in technical provisions	(26,920)	3,031	(23,889)	172,901	(1,386)	171,515	(4,957,427)	-	(4,957,427)	(5,749,772)	-	(5,749,772)	1,009	1,289	(4,980,307)	(5,576,968)
Expenses for claims, benefits, redemptions and raffles	(294,231)	14,884	(279,347)	(336,277)	15,403	(320,874)	(7,796)	-	(7,796)	(20,134)	-	(20,134)	(550,710)	(568,729)	(837,853)	(909,737)
Selling expenses	(15,054)	22	(15,032)	(86,564)	25	(86,539)	(931)	-	(931)	(1,036)	-	(1,036)	(1,154)	(1,446)	(17,117)	(89,021)
Other operating revenues and expenses	(10,673)	-	(10,673)	(5,841)	-	(5,841)	(187)	-	(187)	(630)	-	(630)	733	987	(10,127)	(5,484)
Total income related to insurance, pension plan and capitalization operations	699,226	19,893	719,119	831,842	1,110	832,952	170,595	(1,009)	169,586	158,864	(788)	158,076	125,201	209,616	1,013,906	1,200,644

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	117

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, within 90 days, savers may adhere to its terms for a 24-month period, with the subsequent conclusion of lawsuits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	118

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,694,685 (R$ 3,347,717 at 03/31/2017), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 58,551 (R$ 81,039 at 03/31/2017).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	119

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 03/31/2018				03/31/2017
	Civil	Labor	Other	Total	Total
Opening balance	5,299,650	7,282,610	150,685	12,732,945	12,663,668
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(243,221)	(997,546)	-	(1,240,767)	(1,321,770)
Subtotal	5,056,429	6,285,064	150,685	11,492,178	11,341,898
Monetary restatement/charges	24,221	149,105	-	173,326	201,510
Changes in the period reflected in results (Notes 13f and 13i)	(9,012)	345,637	(10,571)	326,054	635,895
Increase (*)	109,717	387,669	249	497,635	776,481
Reversal	(118,729)	(42,032)	(10,820)	(171,581)	(140,586)
Payment	(252,216)	(464,104)	-	(716,320)	(749,046)
Subtotal	4,819,422	6,315,702	140,114	11,275,238	11,430,257
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	246,760	983,166	-	1,229,926	1,301,231
Closing balance	5,066,182	7,298,868	140,114	12,505,164	12,731,488
Closing balance at 03/31/2017	5,250,274	7,338,915	142,299	12,731,488
Escrow deposits at 03/31/2018	1,497,758	2,183,784	-	3,681,542
Escrow deposits at 03/31/2017	1,546,002	2,277,116	-	3,823,118

(*) Civil provisions include the provision for economic plans amounting to R$ (176,116) (R$ 32,173 from 01/01 to 03/31/2017) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	120

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 03/31/2018			03/31/2017
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	4,736,215	2,266,944	7,003,159	8,245,149
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	(66,190)	(66,190)	(68,734)
Subtotal	4,736,215	2,200,754	6,936,969	8,176,415
Monetary restatement / charges	41,888	94,484	136,372	233,335
Changes in the period reflected in results	(51,062)	3,997	(47,065)	65,941
Increase	41,186	119,098	160,284	162,265
Reversal	(92,248)	(115,101)	(207,349)	(96,324)
Payment	(71,179)	(2,667)	(73,846)	1,429
Subtotal	4,655,862	2,296,568	6,952,430	8,477,120
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	66,693	66,693	69,708
Closing balance (Note 14c)	4,655,862	2,363,261	7,019,123	8,546,828
Closing balance at 03/31/2017 (Note 14c)	4,722,922	3,823,906	8,546,828

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	121

				01/01 to
	01/01 to 03/31/2018			03/31/2017
	Legal
Escrow deposits	obligation	Contingencies	Total	Total

Opening balance	4,549,151	621,058	5,170,209	4,846,526
Appropriation of income	38,632	7,791	46,423	87,596
Changes in the period	19,290	(3,741)	15,549	108,392
Deposited	58,845	1,931	60,776	119,638
Withdrawals	(1,221)	(5,672)	(6,893)	(10,403)
Reversals to income	(38,334)	-	(38,334)	(843)
Closing balance	4,607,073	625,108	5,232,181	5,042,514
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(937)	(937)	-
Closing balance after relocated	4,607,073	624,171	5,231,244	5,042,514
Closing balance at 03/31/2017	4,418,954	623,560	5,042,514

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	122

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,302,139: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,285,600;

•	PIS and COFINS – Calculation basis – R$ 663,070: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 601,499;

•	INSS – Non-compensatory amounts – R$ 646,519: the non-levy of social security contribution on amounts paid as profit sharing is defended.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	123

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 21,390,712 are described below:

•	INSS – Non-compensatory amounts – R$ 5,164,534: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,526,132: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,605,357: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,685,272: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,473,343: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,019,799: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68;

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 743,269 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,071,047 (R$ 1,180,014 at 03/31/2017) (Note 13a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	03/31/2018	03/31/2017
Securities (basically financial treasury bills – Note 7b)	756,235	931,843
Deposits in guarantee	4,547,589	4,618,255

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	124

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	03/31/2018	03/31/2017
Social contribution for offsetting (Note 14b I)	607,016	634,407
Taxes and contributions for offsetting	8,153,463	6,750,930
Escrow deposits for foreign fundraising program	738,586	596,413
Receivables from reimbursement of contingent liabilities (Note 12c)	1,071,047	1,180,014
Receivables from reimbursement of contingent liabilities	2,245,555	2,260,442
(Allowance for loan losses)	(1,174,508)	(1,080,429)
Sundry domestic debtors	1,984,802	1,252,740
Premiums from loan operations	225,159	706,847
Sundry foreign debtors	2,988,533	1,577,459
Retirement plan assets (Note 19)	1,070,063	1,091,956
Recoverable payments	42,872	33,225
Salary advances	164,024	108,950
Operations without credit granting characteristics	2,326,509	1,809,890
Securities and credits receivable	3,369,851	2,406,975
(Allowance for loan losses)	(1,043,342)	(597,085)
Other	893,446	501,794
Total	20,265,520	16,244,625

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,783,673 (R$ 1,552,937 at 03/31/2017) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	125

b)	Prepaid expenses

	03/31/2018	03/31/2017
Commissions (*)	441,960	973,794
Related to vehicle financing	34,929	75,598
Related to insurance and pension plan	41,026	177,771
Restricted to commissions / partnership agreements	4,525	21,961
Related to Payroll Loans	200,443	535,130
Other	161,036	163,334
Advertising	676,702	398,195
Other	1,204,220	989,468
Total	2,322,883	2,361,457

(*)	In the first quarter of 2018, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 92,909 (R$ 99,255 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	126

c)	Other sundry liabilities

	03/31/2018	03/31/2017
Liabilities from Payment Transactions (Note 4e)	34,327,255	32,161,599
Liabilities from transactions related to credit assignments (Note 8f)	4,717,697	5,527,709
Provisions for sundry payments	3,592,638	1,843,072
Sundry creditors - foreign	5,461,755	2,934,626
Sundry creditors - local	1,858,944	2,339,964
Provision financial guarantees provided (Note 8c)	1,862,591	1,870,225
Personnel provision	1,655,763	1,485,017
Creditors of funds to be released	1,156,023	858,381
Liabilities for official agreements and rendering of payment services	829,839	708,855
Provision for health insurance (*)	845,958	747,172
Provision for retirement plan benefits (Note 19)	746,009	775,805
Provision for Citibank integration expenditures	504,300	-
Liabilities for purchase of assets and rights	175,931	180,274
Related to insurance operations	107,284	215,608
Funds from consortia participants	116,897	102,244
Liabilities from sales operations or transfer of financial assets	36,103	37,845
Other	1,164,994	1,478,612
Total	59,159,981	53,267,008

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	127

d)	Banking service fees

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Asset management	1,541,743	1,328,629
Funds management fees	1,385,838	1,172,069
Consortia management fees	155,905	156,560
Current account services	170,432	194,375
Credit cards	2,617,603	2,527,605
Relationship with stores	2,617,601	2,527,575
Credit card processing	2	30
Sureties and credits granted	654,331	635,108
Loan operations	281,512	263,337
Guarantees provided	372,819	371,771
Receipt services	425,808	401,038
Collection fees	356,596	333,587
Collection services	69,212	67,451
Other	727,679	664,780
Custody services and management of portfolio	102,706	98,510
Economic and financial advisory	117,424	138,246
Foreign exchange services	35,752	28,664
Other services	471,797	399,360
Total	6,137,596	5,751,535

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	128

e)	Income related to bank charges

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Loan operations / registration	224,281	230,852
Credit cards – annual fees and other services	925,674	862,143
Deposit account	50,191	47,908
Transfer of funds	93,760	66,876
Income related to securities brokerage	216,685	137,017
Service package fees	1,656,789	1,504,762
Total	3,167,380	2,849,558

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	129

f)	Personnel expenses

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Compensation	(2,385,014)	(2,280,834)
Charges	(755,447)	(700,884)
Welfare benefits (Note 19)	(920,486)	(815,284)
Training	(46,773)	(41,424)
Labor claims and termination of employees (Note 12b)	(429,599)	(590,668)
Stock Option Plan	(34,845)	(61,480)
Total	(4,572,164)	(4,490,574)
Employees’ profit sharing	(971,269)	(791,170)
Total including employees’ profit sharing	(5,543,433)	(5,281,744)

g)	Other administrative expenses

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Data processing and telecommunications	(1,008,006)	(981,114)
Depreciation and amortization	(632,396)	(550,153)
Installations	(787,630)	(746,957)
Third-party services	(1,019,788)	(1,007,126)
Financial system services	(183,143)	(193,901)
Advertising, promotions and publication	(248,343)	(221,953)
Transportation	(83,992)	(84,549)
Materials	(78,355)	(76,795)
Security	(190,174)	(184,648)
Travel expenses	(45,676)	(43,394)
Other	(287,119)	(272,141)
Total	(4,564,622)	(4,362,731)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	130

h)	Other operating revenue

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Reversal of operating provisions	28,957	29,862
Recovery of charges and expenses	66,320	33,299
Other	148,399	264,210
Total	243,676	327,371

i)	Other operating expenses

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Provision for contingencies (Note 12b)	23,094	(181,070)
Civil lawsuits	9,012	(283,029)
Tax and social security contributions	3,511	(14,880)
Other	10,571	116,839
Selling - credit cards	(885,157)	(812,235)
Claims	(83,458)	(76,986)
Impairment – Operations with no Credit Granting Characteristics	(109,857)	(183,583)
Impairment – Other receivables Sundry	(167,003)	-
Provision for health insurance (Note 13c)	(3,754)	(5,126)
Refund of interbank costs	(68,377)	(75,594)
Amortization of investments/goodwill	(297,052)	(274,398)
Other	(484,279)	(522,410)
Total	(2,075,843)	(2,131,402)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	131

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	03/31/2018	03/31/2017
Income before income tax and social contribution	9,399,054	9,721,347
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(4,229,574)	(4,374,606)
Increase / decrease in income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	50,778	65,813
Foreign exchange variations on investments abroad	135,761	(733,164)
Interest on capital	931,649	966,763
Corporate reorganizations (Note 4r)	156,934	156,962
Dividends and interest on external debt bonds	67,640	68,604
Other nondeductible expenses net of non taxable income (*)	1,169,594	2,625,053
Income tax and social contribution expenses	(1,717,218)	(1,224,575)
Related to temporary differences
Increase (reversal) for the period	(1,397,205)	(2,473,457)
Increase (reversal) of prior periods	29,191	-
(Expenses)/Income related to deferred taxes	(1,368,014)	(2,473,457)
Total income tax and social contribution expenses	(3,085,232)	(3,698,032)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	03/31/2018	03/31/2017
PIS and COFINS	(1,301,057)	(1,472,812)
ISS	(367,202)	(263,966)
Other	(139,725)	(153,356)
Total (Note 4p)	(1,807,984)	(1,890,134)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 72,645 (R$ 91,516 at 03/31/2017) and are mainly composed of PIS and COFINS.

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force:

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	132

b)	Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
				Realization /
	03/31/2017	03/31/2018	12/31/2017	Reversal	Increase	03/31/2018	03/31/2017
Reflected in income and expense accounts			49,076,207	(10,418,171)	5,942,247	44,600,283	50,976,096
Allowance for loan losses	62,356,772	62,423,486	28,446,922	(2,996,500)	704,325	26,154,747	30,162,884
Related to income tax and social contribution loss carryforwards			6,284,551	(2,245,359)	996,666	5,035,858	6,609,993
Provision for profit sharing	1,586,896	1,993,000	1,821,801	(1,821,801)	833,250	833,250	693,800
Provision for devaluation of securities with permanent impairment	2,676,497	3,959,277	1,293,652	(107,567)	415,935	1,602,020	1,140,617
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	299,031	835,679	210,561	(210,561)	384,869	384,869	71,128
Adjustments of operations carried out on the futures settlement market	1,501,088	719,923	299,754	(299,754)	350,645	350,645	631,807
Goodwill on purchase of investments	1,300,123	1,332,179	652,897	(41,906)	64,034	675,025	520,049
Provision for contingent liabilities	14,218,446	12,536,051	5,192,543	(369,770)	303,950	5,126,723	5,923,759
Civil lawsuits	5,552,830	5,614,742	1,974,092	(113,268)	471	1,861,295	1,982,077
Labor claims	4,841,710	4,558,048	2,198,326	(203,374)	207,008	2,201,960	2,220,924
Tax and social security contributions	3,823,906	2,363,261	1,020,125	(53,128)	96,471	1,063,468	1,720,758
Legal obligation - tax and social security contributions	2,398,228	1,284,721	488,790	(15,149)	17,479	491,120	311,300
Provision related to health insurance operations	747,172	845,958	340,591	(199)	992	341,384	298,518
Other non-deductible provisions	10,859,351	9,257,758	4,044,145	(2,309,605)	1,870,102	3,604,642	4,612,241
Reflected in stockholders’ equity accounts			1,895,172	(318,008)	213,803	1,790,967	2,638,800
Corporate reorganizations (Note 4r)	3,231,252	1,384,721	627,739	(156,934)	-	470,805	1,098,626
Adjustment to market value of available-for-sale securities	602,969	351,022	167,397	(160,513)	147,608	154,492	266,181
Cash flow hedge	3,319,278	2,532,895	1,099,305	(561)	65,581	1,164,325	1,268,837
Provision for retirement plan benefits	18,780	3,331	731	-	614	1,345	5,156
Total(1)	105,115,883	99,460,001	50,971,379	(10,736,179)	6,156,050	46,391,250	53,614,896
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			611,694	(4,678)	-	607,016	634,407

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For subsidiaries, Itaú Unibanco S.A e Banco Itaucard S.A, a requirement has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution no. 4,441/15 and Circular no. 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 1,260,463 (R$ 926,133 at 03/31/2017) and are mainly represented by Tax Loss Carryforwards of R$ 670,460 (R$ 665,094 at 03/31/2017), Provisions for Escrow Accounts of R$ 117,072 (R$ 117,124 at 03/31/2017), Administrative Provisions of R$ 74,391 (R$ 34,629 at 03/31/2017), Provisions for Legal, Tax and Social Security Risks of R$ 43,668 (R$ 43,850 at 03/31/2017), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 257,183 (R$ 431 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	133

II-	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2017	Realization / Reversal	Increase	03/31/2018	03/31/2017
Reflected in income and expense accounts	13,364,175	(10,664,994)	9,730,689	12,429,870	14,941,460
Depreciation in excess – leasing	613,348	(47,453)	-	565,895	542,595
Restatement of escrow deposits and contingent liabilities	1,279,719	(1,667)	36,255	1,314,307	1,205,425
Provision for pension plan benefits	304,032	(10,213)	2,681	296,500	302,492
Adjustments to market value of securities and derivative financial instruments	8,498,725	(8,498,725)	7,922,246	7,922,246	10,367,278
Adjustments of operations carried out on the future settlement market	1,575,716	(1,575,716)	1,765,590	1,765,590	1,650,290
Taxation of results abroad – capital gains	2,316	(15)	63	2,364	2,367
Other	1,090,319	(531,205)	3,854	562,968	871,013
Reflected in stockholders’ equity accounts	233,603	(16,787)	163,964	380,780	464,156
Adjustments to market value of available-for-sale securities	224,342	(16,787)	155,415	362,970	454,368
Provision for pension plan benefits (*)	9,261	-	8,549	17,810	9,788
Total	13,597,778	(10,681,781)	9,894,653	12,810,650	15,405,616

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4,424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 25,755 (R$ 75,678 at 03/31/2017) and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 21,909 (R$ 66,737 at 03/31/2017) and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 3,846 (R$ 5,377 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	134

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2018, are:

									Provision for
	Deferred tax assets								deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
Year of realization	differences	%	carryforwards	%	Total	%	offsetting	%	contribution	%	Taxes	%
2018	23,135,822	56%	363,517	7%	23,499,339	51%	93,887	15%	(819,968)	6%	22,773,258	67%
2019	9,861,243	24%	683,277	14%	10,544,520	23%	43,860	7%	(4,929,844)	38%	5,658,536	17%
2020	1,709,579	4%	1,915,540	38%	3,625,119	8%	209,418	34%	(2,004,604)	16%	1,829,933	5%
2021	1,371,576	3%	812,975	16%	2,184,551	5%	193,529	32%	(2,070,165)	16%	307,915	1%
2022	794,926	2%	1,116,888	22%	1,911,814	4%	47,511	8%	(853,618)	7%	1,105,707	3%
after 2022	4,482,246	11%	143,661	3%	4,625,907	9%	18,811	4%	(2,132,451)	17%	2,512,267	7%
Total	41,355,392	100%	5,035,858	100%	46,391,250	100%	607,016	100%	(12,810,650)	100%	34,187,616	100%
Present value (*)	38,624,239		4,466,983		43,091,222		544,867		(11,395,142)		32,240,947

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law nº. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 03/31/2018 and 03/31/2017, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	135

c)	Tax and social security contributions

	03/31/2018	03/31/2017
Taxes and contributions on income payable	1,468,790	1,338,480
Taxes and contributions payable	2,736,645	2,495,120
Provision for deferred income tax and social contribution (Note 14b II)	12,810,650	15,405,616
Legal liabilities – tax and social security (Note 12b)	4,655,862	4,722,922
Total	21,671,947	23,962,138

At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 312,609 (R$ 222,144 at 03/31/2017) and is mainly comprised of taxes and contributions on income payable of R$ 272,065 (R$ 132,465 at 03/31/2017) and provision for deferred income tax and social contribution R$ 25,756 (R$ 75,679 at 03/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	136

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	03/31/2018	03/31/2017
Taxes paid or provided for	4,596,135	4,047,552
Taxes withheld and collected from third parties	3,929,729	3,815,906
Total	8,525,864	7,863,458

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	137

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2017						Changes 03/31/2018
														Exchange
		Book value							Dividends /	Equity in earnings of subisidiaries				Variation –	Adjustments in				Equity in
			Changes in						interest on					Functional	Marketable				earnings of
			exchange rates	Adjustments					Capital		Adjustments			currency	securities of				subsidiaries
	Functional	Stockholders'	- Functional	under investor	Unrealized		Balance at	Amortization of	paid/provided	Earnings /	under investor	Unrealized		other than	Subsidiaries	Corporate	Balance at	Balance at	from 01/01 to
Companies	currency	equity	currency	criteria (1)	results	Goodwill	12/31/2017	goodwill	for(2)	(Losses)	criteria (1)	results	Total	the Real	and other	Events (3)	03/31/2018	03/31/2017	03/31/2017
Domestic		74,937,305	287,331	436,488	(231,258)	5,279	75,435,145	(1,584)	-	4,280,811	83,759	39,424	4,403,994	100,927	4,973	5,000,000	84,943,455	87,202,960	4,586,636
Itaú Unibanco S.A.		60,966,756	288,493	384,266	(155,558)	5,279	61,489,236	(1,584)	-	3,541,911	75,414	30,212	3,647,537	99,810	(36,068)	5,000,000	70,198,931	72,913,661	3,776,977
Banco Itaucard S.A.		8,546,636	(287)	3,034	(53,498)	-	8,495,885	-	-	474,653	830	2,941	478,424	79	33,468	-	9,007,856	8,061,956	513,472
Banco Itaú BBA S.A.		2,173,988	(1,047)	41,556	(22,202)	-	2,192,295	-	-	106,037	6,255	6,271	118,563	380	6,783	-	2,318,021	2,934,008	165,266
Itaú BBA Participações S.A.		2,069,612	172	-	-	-	2,069,784	-	-	62,413	-	-	62,413	658	2,032	-	2,134,887	1,866,424	68,026
Itaú Corretora de Valores S.A.		1,180,299	-	7,632	-	-	1,187,931	-	-	95,796	1,260	-	97,056	-	(1,242)	-	1,283,745	1,426,899	62,894
Itaú Seguros S.A.		14	-	-	-	-	14	-	-	1	-	-	1	-	-	-	15	12	1
Foreign		6,374,733	562,231	-	(11,533)	372,551	7,297,982	(11,289)	(67,011)	10,368	-	84	10,452	148,788	1,060	-	7,379,982	6,734,375	13,210
Itaú Corpbanca	Chilean peso	3,217,382	351,329	-	-	372,551	3,941,262	(11,289)	(28,003)	(22,822)	-	-	(22,822)	79,265	4,088	-	3,962,501	3,684,218	(30,296)
BICSA Holdings, LTD.	Chilean peso	1,606,414	169,140	-	(11,533)	-	1,764,021	-	-	(26,412)	-	84	(26,328)	37,386	19	-	1,775,098	1,655,263	(3,823)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,288,710	35,140	-	-	-	1,323,850	-	-	33,287	-	-	33,287	27,020	(3,047)	-	1,381,110	1,170,181	25,480
OCA S.A.	Uruguayan peso	262,227	6,622	-	-	-	268,849	-	(39,008)	26,315	-	-	26,315	5,117	-	-	261,273	220,640	21,824
ACO Ltda. (4)	Uruguayan peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,073	25
Grand total		81,312,038	849,562	436,488	(242,791)	377,830	82,733,127	(12,873)	(67,011)	4,291,179	83,759	39,508	4,414,446	249,715	6,033	5,000,000	92,323,437	93,937,335	4,599,846

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable;
(3)	Corporate events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital;
(4)	Company incorporated on December 1st, 2017.

							Equity share
				Number of shares/quotas owned by			in	Equity share
		Stockholders’	Net income	ITAÚ UNIBANCO HOLDING			voting capital	In
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	capital (%)
Domestic
Itaú Unibanco S.A.	52,425,426	70,320,295	3,541,911	2,770,067,147	2,682,809,646	-	100.00	100.00
Banco Itaucard S.A.	3,754,600	9,058,413	474,653	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,405,739	2,333,952	106,037	4,474,435	4,474,436	-	99.99	99.99
Itaú BBA Participações S.A.	1,328,562	2,134,886	62,413	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,283,744	95,796	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	3,652,139	5,844,462	269,689	450	1	-	0.01	0.01
Foreign				-
Itaú CorpBanca	10,254,858	16,040,561	(101,654)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,099,715	1,786,545	(26,412)	-	-	330,860,746	99.99	99.99
Banco Itaú Uruguay S.A.	523,314	1,381,110	33,287	4,465,133,954	-	-	100.00	100.00
OCA S.A.	17,621	261,272	26,315	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	138

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation
	at 03/31/2018		03/31/2018
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					5,184,674	112,840
BSF Holding S.A (1a)	49.00%	49.00%	2,134,703	104,681	1,166,672	51,294
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	129,093	(9,357)	171,223	(4,679)
IRB-Brasil Resseguros S.A. (2) (3)	11.20%	11.20%	3,261,076	241,159	370,053	26,955
Porto Seguro Itaú Unibanco Participações S.A. (2) (4)	42.93%	42.93%	4,918,803	158,732	2,111,860	68,170
Outras (5a) (6)					1,364,866	(28,900)
Foreign - Other (7)					3,545	1,151
Total					5,188,219	113,991

	% participation
	at 03/31/2017		03/31/2017
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					4,409,270	150,879
BSF Holding S.A (1a)	49.00%	49.00%	2,013,134	77,865	1,186,374	33,631
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	123,745	(8,684)	180,741	(4,342)
IRB-Brasil Resseguros S.A. (2) (4)	15.01%	15.01%	3,500,009	313,516	521,208	50,385
Porto Seguro Itaú Unibanco Participações S.A. (2) (4)	42.93%	42.93%	4,451,828	182,696	1,911,321	78,438
Outras (5b) (6)					609,626	(7,233)
Foreign - Other (7)					2,739	1,006
Total					4,412,009	151,885

(1)	Includes goodwill in the amount of a) R$ 120,667 (R$ 199,938 at 03/31/2017) and b) R$ 106,676 (R$ 118,868 at 03/31/2017);
(2)	For the purpose of accounting for participation in earnings, the position at 02/28/2018 and 02/28/2017, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Investments partially sold on 07/28/2017 and 08/28/2017;
(4)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(5)	a) Includes companies Gestora de Inteligência de Crédito S.A, Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A which are started under the equity accounting and companies Gipar S.A, Intercement Brasil S.A. and Companhia Brasileira de Securitização, which are not started under the equity accounting. b) Includes companies Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A which are started under the equity accounting and Intercement Brasil S.A., which are not started under the equity accounting;
(6)	Includes equity in earnings not arising from net income;
(7)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

III)	Other investments

	03/31/2018	03/31/2017
Other investments	509,577	730,163
Shares and quotas	18,910	53,284
Investments through tax incentives	201,675	201,625
Equity securities	12,369	12,369
Other	276,623	462,885
(Allowance for loan losses)	(208,818)	(208,830)
Total	300,759	521,333
Equity - Other investments	21,593	3,590

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	139

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real estate in use (2) (3)		Other fixed assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2017	365,704	975,333	3,106,582	2,203,443	1,955,671	1,151,278	6,447,547	1,149,215	17,354,773
Acquisitions	85,590	-	-	11,835	474	12,640	86,455	15,477	212,471
Disposals	-	-	(48,884)	(106)	(644)	(1,527)	(45,389)	(1,663)	(98,213)
Exchange variation	1,806	3,704	4,507	1,606	4,821	14,853	8,218	1,190	40,705
Transfers	(54,466)	-	26,668	17,480	10,318	-	-	-	-
Other	-	(326)	(1,249)	90,682	(6,102)	(25,829)	(30,701)	94,619	121,094
Balance at 03/31/2018	398,634	978,711	3,087,624	2,324,940	1,964,538	1,151,415	6,466,130	1,258,838	17,630,830

Depreciation
Balance at 12/31/2017	-	-	(1,893,035)	(1,374,580)	(1,151,012)	(713,682)	(5,074,132)	(753,384)	(10,959,825)
Depreciation expenses	-	-	(19,881)	(47,807)	(38,455)	(22,704)	(153,369)	(31,515)	(313,731)
Disposals	-	-	-	-	-	1,374	41,893	1,626	44,893
Exchange variation	-	-	10,768	2,245	1,461	(4,558)	(14,508)	(1,255)	(5,847)
Other	-	-	1,333	(83,954)	1,237	4,173	26,997	(70,890)	(121,104)
Balance at 03/31/2018	-	-	(1,900,815)	(1,504,096)	(1,186,769)	(735,397)	(5,173,119)	(855,418)	(11,355,614)

Impairment
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 03/31/2018	-	-	-	-	-	-	-	-	-

Book value
Balance at 03/31/2018	398,634	978,711	1,186,809	820,844	777,769	416,018	1,293,011	403,420	6,275,216
Balance at 03/31/2017	421,755	974,283	1,235,332	728,154	879,302	529,401	1,441,085	412,699	6,622,011

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 152,850 achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d);

(3) Includes the amount of R$ 3,166 (R$ 3,678 at 03/31/2017) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	140

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2017	Acquisitions	Amortization expenses	Exchange variation	Other	Balance at 03/31/2018	03/31/2017

Goodwill (Notes 2b and 4j)	10 years	1,451,809	-	(48,758)	705	-	1,403,756	1,332,934

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	141

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on acquisition (Note 4k)	Other intangible assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2017	1,059,890	2,452,107	4,502,310	4,352,576	8,984,696	1,047,868	22,399,447
Acquisitions	99,524	1,000	101,657	79,627	-	-	281,808
Disposals	(42,087)	(15,733)	(310,302)	-	-	-	(368,122)
Exchange variation	-	45,836	186,671	-	153,097	10,606	396,210
Other	600	28,902	(14,490)	46,897	11,374	(2,030)	71,253
Balance at 03/31/2018	1,117,927	2,512,112	4,465,846	4,479,100	9,149,167	1,056,444	22,780,596

Amortization
Balance at 12/31/2017	(471,372)	(646,902)	(1,995,175)	(1,267,239)	(2,136,815)	(504,318)	(7,021,821)
Amortization expenses (3)	(53,810)	(53,646)	(145,743)	(152,124)	(238,907)	(7,320)	(651,550)
Disposals	42,087	15,733	310,302	-	-	-	368,122
Exchange variation	-	(46,767)	(151,662)	-	(30,610)	(3,406)	(232,445)
Other	(619)	33,760	16,353	(46,897)	(11,374)	-	(8,777)
Balance at 03/31/2018	(483,714)	(697,822)	(1,965,925)	(1,466,260)	(2,417,706)	(515,044)	(7,546,471)

Impairment (4)
Balance at 12/31/2017	-	-	(54,286)	(342,475)	-	-	(396,761)
Additions / assumptions	-	-	(167,003)	-	-	-	(167,003)
Disposals	-	-	(3,748)	-	-	-	(3,748)
Balance at 03/31/2018	-	-	(225,037)	(342,475)	-	-	(567,512)

Book value
Balance at 03/31/2018	634,213	1,814,290	2,274,884	2,670,365	6,731,461	541,400	14,666,613
Balance at 03/31/2017	460,893	1,345,503	2,000,133	2,591,246	6,482,678	542,010	13,422,463

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 898,650 achievable by 2020;

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations;

(4) Pursuant to BACEN Resolution nº. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	142

Note 16 – Stockholders' equity

a)	Shares

At the Meeting of the Board of Directors held on December 15, 2017, the cancellation of 31,793,105 common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve. At the Meeting of the Board of Directors held on February 22, 2018, the cancellation of 14,424,206 common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eight per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148,000 (R$ 97,148,000 at March 31, 2017), of which R$ 64,990,255 (R$ 65,887,334 at March 31, 2017) refers to stockholders domiciled in the country and R$ 32,157,745 (R$ 31,260,666 at March 31, 2017) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
(-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	(14,424,206)	-	(14,424,206)
Shares of capital stock at 03/31/2018	3,305,526,906	3,230,563,326	6,536,090,232
Residents in Brazil at 03/31/2018	3,282,887,230	1,089,638,958	4,372,526,188
Residents abroad at 03/31/2018	22,639,676	2,140,924,368	2,163,564,044
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,742,767)
Exercised – granting of stock options	-	(22,059,858)	(22,059,858)	661,805
Disposals – stock option plan	-	(987,221)	(987,221)	50,427
(-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	(14,424,206)	-	(14,424,206)	534,421
Treasury shares at 03/31/2018 (1)	-	48,412,635	48,412,635	(1,496,114)
Outstanding shares at 03/31/2018	3,305,526,906	3,182,150,691	6,487,677,597
Outstanding shares at 03/31/2017	3,351,741,143	3,172,862,993	6,524,604,136

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 03/31/2018:

Cost / Market value	Common	Preferred
Minimum	-	-
Weighted average	-	-
Maximum	-	-
Treasury shares
Average cost	-	30.90
Market value	45.13	51.31

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	143

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	5,539,108
Adjustments:
(-) Legal reserve	(276,955)
Dividend calculation basis	5,262,153
Mandatory dividend	1,315,539
Dividends and Interest on Capital Paid/Provided for/Identified	2,246,820

II – Stockholders' compensation

	Gross	WTS	Net
Paid / Prepaid	193,994	-	193,994
Dividends - 2 monthly installments of R$ 0.015 per share paid in February to March 2018	193,994	-	193,994

Provided for (recorded in Other liabilities – Social and statutory)	1,224,560	(103,015)	1,121,545
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/02/2018	97,092	-	97,092
Dividends declared - R$ 0.0679 per share	440,704	-	440,704
Interest on capital - R$ 0.1059 per share.	686,764	(103,015)	583,749

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.1435 per share	931,281	-	931,281
Total from 01/01 to 03/31/2018	2,349,835	(103,015)	2,246,820
Total from 01/01 to 03/31/2017	2,854,486	(384,229)	2,470,257

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	144

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	03/31/2018	03/31/2017
Capital reserves	1,460,078	1,265,167
Premium on subscription of shares	283,512	283,512
Granted options recognized – law nº. 11,638, Share-based instruments and Share-based payment	1,175,461	980,550
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	23,719,695	23,639,206
Legal	9,169,878	8,126,765
Statutory:	14,549,817	15,512,441
Dividends equalization (1)	9,676,574	7,716,207
Working capital increase (2)	2,453,598	3,622,696
Increase in capital of investees (3)	2,419,645	4,173,538

(1)	Reserve for dividends equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for working capital increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for increase in capital of investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
ITAÚ UNIBANCO HOLDING	5,539,108	5,785,289	119,735,213	117,557,164
Amortization of goodwill	54,982	57,753	(310,070)	(527,193)
Corporate reorganizations (Note 4r)	461,573	461,653	(913,915)	(2,132,626)
Conversion adjustments of foreign investments (Note 4t)	224,655	(252,205)	-	-
Foreign exchange variations of investments	(238)	(5,775)	-	-
Hedge of net investments in foreign operations	393,226	(430,747)	-	-
Tax effects – hedge of net investments in foreign operations	(168,333)	184,317	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	6,280,318	6,052,490	118,511,228	114,897,345

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	03/31/2018	03/31/2017
Available-for-sale securities	142,644	(68,481)
Hedge cash flow	(1,502,282)	(1,680,752)
Remeasurements in liabilities of post-employment benefits	(840,056)	(892,982)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(269,842)	(398,786)
Asset valuation adjustments (*)	(2,469,536)	(3,041,001)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	145

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	03/31/2018	03/31/2017	01/01 to 03/31/2018	01/01 to 03/31/2017

Itaú CorpBanca (Note 2c)	10,256,879	9,388,663	64,987	86,516
Itaú CorpBanca Colombia S.A. (Note 2c)	1,198,258	1,128,976	(1,023)	37,065
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	354,734	552,695	(21,406)	(28,461)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	324,438	300,452	(22,358)	(21,617)
Other	84,505	73,563	(9,632)	(5,571)
Total	12,218,814	11,444,349	10,568	67,932

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	146

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 03/31/2018, the accounting effect of the Share-based payment in income was R$ (152,149) (R$ (142,381) from 01/01 to 03/31/2017).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	147

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Options:
Granted	-	-
Canceled / Forfeited (*)	-	-
Exercised	(9,143,357)	38.82	50.08
Closing balance at 03/31/2018	7,199,549	37.33
Options exercisable at the end of the period	7,199,549	37.33
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.32
Granting 2012		30.90
Weighted average of the remaining contractual life (in years)	1.14

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(3,894)	30.83
Exercised	(5,019,607)	30.50	39.94
Closing balance at 03/31/2017	33,010,005	38.43
Options exercisable at the end of the period	33,010,005	38.43
Options outstanding but not exercisable	-	0.00
Range of exercise prices
Granting 2010-2011		21.71 - 42.22
Granting 2012		30.83
Weighted average of the remaining contractual life (in years)	1.75

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	148

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 39.33 per share at 03/31/2018 (R$ 32.33 per share at 03/31/2017).

Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2017	34,049,627
New granted	6,472,862
Cancelled	(230,826)
Exercised	(6,961,248)
Balance at 03/31/2018	33,330,415
Weighted average of remaining contractual life (years)	2.89

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(262,914)
Exercised	(6,669,822)
Balance at 03/31/2017	35,571,600
Weighted average of remaining contractual life (years)	3.04

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	149

III-	Variable Compensation

The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 51.08 per share at 03/31/2018 (R$ 38.31 per share at 03/31/2017).

Change in variable compensation in shares	2018
Quantity
Balance at 12/31/2017	20,819,982
New	5,810,681
Delivered	(10,767,924)
Cancelled	(70,703)
Balance at 03/31/2018	15,792,036

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	7,127,366
Delivered	(11,824,327)
Cancelled	(97,516)
Balance at 03/31/2017	19,744,929

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	150

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	151

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	03/31/2018	03/31/2017	01/01 to 03/31/2018	01/01 to 03/31/2017	Annual rate	03/31/2018	03/31/2017	01/01 to 03/31/2018	01/01 to 03/31/2017
Interbank investments		77,487,327	65,794,136	1,274,120	1,592,317		-	-	-	-
Itaú Unibanco S.A.	100% Selic / 8.92% to 8.97%	41,051,832	37,477,622	821,735	1,219,329		-	-	-	-
Agência Grand Cayman	5.83% to 6.3633%	9,224,684	8,793,306	135,859	131,631		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.5%	27,210,811	19,523,208	316,526	241,357		-	-	-	-
Loan operations		-	-	-	-		58,246	-	1,461	-
Alpargatas S.A.		-	-	-	-		58,246	-	1,461	-
Derivative financial instruments - assets		386,512	-	85	-		-	-	-	-
Fundo de Investimento Multimercado		386,512	-	85	-		-	-	-	-
Deposits		(23,108,529)	(12,836,495)	(102,867)	(90,449)		-	-	-	-
Itaú Unibanco S.A.		-	-	(2,105)	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	0.75% to 3.4%	(23,108,529)	(12,836,495)	(100,762)	(90,449)		-	-	-	-
Derivative financial instruments - liabilities		(3,923,090)	(4,842,746)	(896,253)	(893,002)		-	-	-	-
Fundo de Investimento Multimercado		(3,923,090)	(4,842,746)	(896,253)	(893,002)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(40,206)	(74,065)	(888)	(1,768)
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	(12,094)	-	-
Duratex S.A.		-	-	-	-	95,5% a 98% do CDI	(18,874)	(21,478)	(341)	(556)
Elekeiroz S.A.		-	-	-	-	97,5% do CDI	(4,762)	(3,693)	(48)	(75)
Itautec S.A.		-	-	-	-		-	(10)	-	(5)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(1,919)	(14,199)	(255)	(407)
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		-	(8,639)	-	-
Alpargatas S.A.		-	-	-	-	95% a 97,5% do CDI	(7,247)	-	-	-
Other		-	-	-	-	60% a 100,14% do CDI	(7,404)	(13,952)	(244)	(725)
Debentures		(85,811)	(61,304)	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(85,811)	(61,304)	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(6,295)	(448)	(1,099)	(1,164)		(109,204)	(114,912)	10,754	9,228
Itaú Unibanco S.A.		(5,993)	3	-	-		-	-	-	-
Itaú Corretora de Valores S. A.		(325)	(451)	(1,099)	(1,164)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		444	-	956	805
Itaúsa Empreendimentos S.A.		-	-	-	-		28	-	1	78
Olimpia Promoção e Serviços S.A.		-	-	-	-		(1,742)	(2,025)	(5,041)	(5,450)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(107,984)	(112,967)	12,114	11,605
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		320	343	1,572	1,506
Other		23	-	-	-		(270)	(263)	1,152	684
Rent revenues (expenses)		-	-	(99)	(96)		-	-	(11,430)	(15,493)
Itaúsa Investimentos Itaú S.A.		-	-	(7)	(7)		-	-	(619)	(607)
Itaú Seguros S.A.		-	-	(70)	(68)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(8,820)	(11,878)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(1,927)	(2,839)
Other		-	-	(22)	(21)		-	-	(64)	(169)
Donation expenses		-	-	-	-		-	-	(44,350)	(37,557)
Instituto Itaú Cultural		-	-	-	-		-	-	(25,000)	(28,057)
Associação Cubo Coworking Itaú		-	-	-	-		-	-	(19,350)	(9,500)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (2,387) (R$ (1,749) from 01/01 to 03/31/2017) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	152

b)	Compensation of management key personnel

Compensation for the period paid to Management Members and members of the Audit Committee of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of:

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Compensation	140,191	112,672
Board of Directors	12,370	5,071
Management members	127,821	107,601
Profit sharing	44,072	38,757
Board of Directors	3,277	531
Management members	40,795	38,226
Contributions to pension plans	3,437	5,534
Board of Directors	54	56
Management members	3,383	5,478
Stock option plan – Management members	31,713	54,859
Total	219,412	211,822

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	153

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Interbank deposits	24,565,579	26,539,239	24,625,623	26,603,263	60,044	64,024	60,044	64,024
Securities and derivative financial instruments	451,167,082	379,951,866	452,370,187	380,708,022	1,505,197	858,820	1,203,105	756,156
Adjustment of available-for-sale securities					689,230	566,436
Adjustment of held-to-maturity securities					815,967	292,384	1,203,105	756,156
Loan, lease and other credit operations	458,822,981	440,455,252	465,426,307	449,882,110	6,603,326	9,426,858	6,603,326	9,426,858
Investments
B3	9,743	14,610	195,100	211,451	185,357	196,841	185,357	196,841
Porto Seguro Itaú Unibanco Participações S.A. (2)	2,111,860	1,911,321	4,773,085	2,792,491	2,661,225	881,170	2,661,225	881,170
Funding and borrowing (3)	375,677,040	297,932,951	376,250,177	298,983,990	(573,137)	(1,051,039)	(573,137)	(1,051,039)
Subordinated debt (Note 10f)	52,240,633	53,226,084	52,952,952	54,526,677	(712,319)	(1,300,593)	(712,319)	(1,300,593)
Treasury shares	1,496,114	1,616,985	2,484,052	2,186,925	-	-	987,938	569,940

(1) This does not consider the corresponding tax effects;

(2) Parent company of Porto Seguro S.A;

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	154

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars nº. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	155

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Cost of current service	(16,606)	(16,858)	-	-	-	-	(16,606)	(16,858)
Net interest	(2,206)	(3,021)	16,881	18,969	(6,218)	(5,487)	8,457	10,461
Contribution	-	-	(20,031)	(21,508)	-	-	(20,031)	(21,508)
Benefits paid		-	-	-	1,905	2,779	1,905	2,779
Total Amounts Recognized	(18,812)	(19,879)	(3,150)	(2,539)	(4,313)	(2,708)	(26,275)	(25,126)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 88,197 (R$ 112,670 from January 1 to March 31, 2017), of which R$ 20,031 (R$ 21,508 from January 1 to March 31, 2017) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
At the beginning of the period	39,863	(69,512)	(1,369,678)	(1,323,234)	(76,583)	(48,400)	(1,406,398)	(1,441,146)
Effects on asset ceiling	7,411	(608)	10,484	4,738	-	-	17,895	4,130
Remeasurements	(2,640)	(13,422)	(12,328)	(18,271)	-	-	(14,968)	(31,693)
Balance arising from the acquisition of Citibank operations	(579)	-	-	-	-	-	(579)	-
Total Amounts Recognized	44,055	(83,542)	(1,371,522)	(1,336,767)	(76,583)	(48,400)	(1,404,050)	(1,468,709)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	156

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaú Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	157

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	03/31/2018	03/31/2017
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2017 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables;

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

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- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 03/31/2018 and 03/31/2017 the allocation of plan assets and the allocation target for 2018, by type of asset, are as follows:

	Fair value		% Allocation
Types	03/31/2018	03/31/2017	03/31/2018	03/31/2017	2018 Target
Fixed income securities	17,038,594	15,331,744	95.97%	91.85%	53% to 100%
Variable income securities	19,506	664,285	0.11%	3.98%	0% to 20%
Structured investments	32,088	8,385	0.18%	0.05%	0% to 10%
Real estate	584,368	620,164	3.29%	3.71%	0% to 7%
Loans to participants	80,199	69,109	0.45%	0.41%	0% to 5%
Total	17,754,755	16,693,687	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,730 (R$ 656,608 at 03/31/2017), and real estate rented to Group companies, with a fair value of R$ 501,302 (R$ 594,648 at 03/31/2017).

Fair value - the fair value of the plan assets is adjusted up to the balance sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2018	03/31/2017
1 - Net assets of the plans	17,754,755	16,693,687
2 - Actuarial liabilities	(14,596,202)	(13,835,988)
3- Surplus (1-2)	3,158,553	2,857,699
4- Asset restriction (*)	(3,290,230)	(3,085,098)
5 - Net amount recognized in the balance sheet (3-4)	(131,677)	(227,399)
Amount recognized in Assets (Note 13a)	353,296	324,573
Amount recognized in Liabilities (Note 13c)	(484,973)	(551,972)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

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V- Changes in the net amount recognized in the balance sheet:

	03/31/2018
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	17,588,377	(14,490,542)	3,097,835	(3,217,361)	(119,526)
Cost of current service	-	(16,606)	(16,606)	-	(16,606)
Net interest (1)	425,006	(346,932)	78,074	(80,280)	(2,206)
Benefits paid	(272,987)	272,987	-	-	-
Contributions of sponsor	11,580	-	11,580	-	11,580
Contributions of participants	2,819	-	2,819	-	2,819
Effects on asset ceiling	-	-	-	7,411	7,411
Exchange variation	(40)	(9,650)	(9,690)	-	(9,690)
Remeasurements (2) (3)	-	(5,459)	(5,459)	-	(5,459)
Value at end of the period	17,754,755	(14,596,202)	3,158,553	(3,290,230)	(131,677)

	03/31/2017
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(16,858)	(16,858)	-	(16,858)
Net interest (1)	409,681	(335,844)	73,837	(76,858)	(3,021)
Benefits paid	(255,392)	255,392	-	-	-
Contributions of sponsor	18,469	-	18,469	-	18,469
Contributions of participants	3,406	-	3,406	-	3,406
Effects on asset ceiling	-	-	-	(608)	(608)
Exchange variation	(1,671)	1,130	(541)	-	(541)
Remeasurements (2) (3)	(851)	(16,881)	(17,732)	904	(16,828)
Value at end of the period	16,693,687	(13,835,988)	2,857,699	(3,085,098)	(227,399)

(1) Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(On 01/01/2017 the rate used was 10.24% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 425,006 (R$ 408,830 at 03/31/2017).

During the period, contributions made totaled R$ 11,580 (R$ 18,469 from 01/01 to 03/31/2017). The contribution rate increases based on the beneficiary’s salary.

In 2018, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 55,682.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2018	1,103,020
2019	1,125,737
2020	1,156,848
2021	1,189,665
2022	1,220,291
2023 to 2027	6,562,643

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
Change in Assumption	of the plans		Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	740,200	5.11%	(268,981)
- Increase by 0.5%	(677,029)	(4.67)%	153,064

(*) Net of effects of asset ceiling.

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d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	03/31/2018			03/31/2017
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	1,633,690	(911,929)	721,761	1,287,213	(490,932)	796,281
Net interest	39,304	(22,423)	16,881	31,498	(12,529)	18,969
Contribution	(20,031)	-	(20,031)	(21,508)	-	(21,508)
Receivables – allocation of funds (*)	-	-	-	(12,826)	-	(12,826)
Effects on asset ceiling	-	10,484	10,484	(14,980)	19,718	4,738
Remeasurements	(12,328)	-	(12,328)	(18,271)	-	(18,271)
Amount - end of the period (Note 13a)	1,640,635	(923,868)	716,767	1,251,126	(483,743)	767,383

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	03/31/2018	03/31/2017
At the beginning of the period	(256,723)	(221,125)
Cost of interest	(6,218)	(5,487)
Benefits paid	1,905	2,779
Remeasurements	-	-
At the end of the period (Note 13c)	(261,036)	(223,833)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2018	14,986
2019	16,029
2020	17,060
2021	18,154
2022	19,271
2023 to 2027	114,593

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,162	(3,000)
Present value of obligation	Asset valuation adjustment	31,686	(26,453)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2018	161

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Assets
Current assets and long term receivables
Cash and cash equivalents	3,884,470	5,523,193	6,124,325	7,745,657	45,057,226	37,069,597	13,846,653	13,771,885
Interbank investments	14,078,696	16,683,517	11,739,680	12,924,128	2,046,143	6,599,167	19,307,689	22,056,283
Securities	94,158,029	73,280,211	28,375,474	20,882,670	10,141,285	15,201,684	126,470,320	107,334,748
Loan, lease and other credit operations	73,510,587	81,246,570	124,145,311	110,636,846	17,113,196	13,757,871	214,269,325	205,248,943
Foreign exchange portfolio	54,449,270	54,154,582	13,350,748	3,992,364	4,176,555	2,854,952	70,800,022	60,699,502
Other assets	8,105,523	5,373,744	7,079,045	5,700,498	711,288	1,808,835	15,592,747	10,463,944
Permanent assets	9,679	11,141	9,445,943	8,370,772	108,199	113,545	9,044,911	8,163,365
Total	248,196,254	236,272,958	200,260,526	170,252,935	79,353,892	77,405,651	469,331,667	427,738,670
Liabilities
Current and long term liabilities
Deposits	75,733,921	70,754,704	102,333,737	92,004,181	15,294,108	11,572,795	143,746,975	130,591,037
Deposits received under securities repurchase agreements	19,290,914	17,946,446	3,601,275	2,747,782	5,026,523	9,685,266	22,703,294	20,376,991
Funds from acceptance and issuance of securities	6,052,535	5,746,707	26,557,899	24,841,962	5,662,747	5,831,970	38,273,182	36,420,638
Borrowing	26,317,574	33,211,206	10,993,211	7,973,238	1,000,741	1,019,654	37,809,881	42,119,203
Derivative financial instruments	7,257,949	4,592,996	5,833,447	4,747,976	1,107,664	724,532	12,564,893	9,286,159
Foreign exchange portfolio	54,529,086	54,274,255	13,415,945	3,976,077	4,168,905	2,856,300	70,937,385	60,804,237
Other liabilities	37,739,124	31,355,807	14,065,624	12,582,977	722,766	2,528,659	52,594,295	45,439,849
Deferred income	41,825	60,874	380,364	266,772	46,629	43,438	468,817	385,213
Non-controlling interests	-	-	11,456,310	10,518,834	-	-	11,456,310	10,518,834
Stockholders’ equity	21,233,326	18,329,963	11,622,714	10,593,136	46,323,809	43,143,037	78,776,635	71,796,509
Total	248,196,254	236,272,958	200,260,526	170,252,935	79,353,892	77,405,651	469,331,667	427,738,670
Statement of Income
Income related to financial operations	1,585,287	1,925,901	2,936,938	2,380,885	311,466	212,055	3,565,258	3,842,295
Expenses related to financial operations	(1,010,695)	(996,720)	(1,388,028)	(1,093,956)	(169,082)	(41,150)	(1,231,086)	(1,399,545)
Result of loan losses	(81,152)	(366,189)	(494,633)	(375,204)	(42,793)	(59,008)	(618,578)	(800,401)
Gross income related to financial operations	493,440	562,992	1,054,277	911,725	99,591	111,897	1,715,594	1,642,349
Other operating revenues (expenses)	(103,240)	(100,111)	(977,452)	(852,530)	67,676	36,691	(1,100,568)	(968,524)
Operating income	390,200	462,881	76,825	59,195	167,267	148,588	615,026	673,825
Non-operating income	-	-	5,214	(29,265)	633	660	5,214	(29,257)
Income before taxes on income and profit sharing	390,200	462,881	82,039	29,930	167,900	149,248	620,240	644,568
Income tax	178	22,567	(23,821)	(31,321)	(27,385)	(7,195)	(51,083)	(15,847)
Statutory participation in income	-	-	(4,609)	(3,985)	(8,726)	(8,554)	(13,335)	(12,538)
Non-controlling interests	-	-	63,884	123,287	-	-	63,884	123,287
Net income (loss)	390,378	485,448	117,493	117,911	131,789	133,499	619,706	739,470

(1)	Itaú Unibanco S.A. - Agências Cayman, New York, Tokyo, Nassau Branch, Itaú Unibanco Holding S.A - Agência Cayman and CorpBanca New York Branch;

(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., only at 03/31/2017, ACO Ltda; Recuperadora de créditos Ltda, Corpbanca Administradora General de Fondos S.A. and Corpbanca Securities Inc; only at 03/31/2018, CGB II SPA and CGB III SPA;

(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd. and Itaú BBA International plc, only at 03/31/2017, Afinco Americas Madeira, SGPS, Sociedade Unipessoal LTDA, Itaú International Investment LLC, Itaú Global Asset Management and Itaú Japan Asset Management Limited.

(4)	Foreign consolidated information presents balances net of consolidation eliminations.

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Note 21 – Risk and capital management

On February 23, 2017, BACEN published CMN Resolution 4,557, which was in force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which provide for the implementation of management structure of operating, market, credit, capital and liquidity risk, respectively.

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

On August 21, 2017, CMN Resolution 4,557, which provides for the capital and risk management structure, came into force. In the resolution, noteworthy are the implementation of continuous and integrated risk management structure, requirements for definition of the “Risk Appetite Statement” (RAS) and the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements.

Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557, so that there are no negative impacts resulting from its adoption.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

The Board of Directors is the primary body in the establishment of guidelines, policies, and approval level for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its roles related to capital and risk management. In the executive level, panels, presided over by the Chief Executive Officer (CEO) of Itaú Unibanco, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC.

Additionally, the institution has panels, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF).

Additionally, to support this structure, ARF is structured by specialized officers. The purpose is to ensure, on an independent and centralized basis, that risks and capital of the institution are management in compliance with established the policies and procedures.

A detailed description of this structure may be found in the Consolidated Annual Report, in the section our Risk Management. The Consolidated Annual Report is available on the website www.itau.com.br/investors-relations in the section Financial Information.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

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I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators.

The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

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In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Market risk management analyses is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At March 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 383.9 million (R$ 430.9 million at March 31, 2017). The decline in Total VaR Total noted as compared to the prior year was mainly due to the decrease of interest rate exposure and increase in the diversification effect.

The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area.

As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution No. 4,557, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and

Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas.

In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2018, the index minimum requirement is 90%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	First quarter of 2018
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	192,158,210
Total potential cash outflows (3)	110,755,546
Liquidity Coverage Ratio (%)	173.5%

(1)	Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749.

(2)	HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3)	Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk;

•	Credit risk;

•	Operational risk;

•	Liquidity risk.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical support of the legal and risk control areas, which have a dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	03/31/2018	03/31/2017
Permanent foreign investments	78,795,037	71,805,192
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(137,932,291)	(123,423,424)
Net foreign exchange position	(59,137,254)	(51,618,232)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Investment funds	854,951,035	710,632,434	854,951,035	710,632,434	5,778	2,359
Fixed income	799,392,287	665,725,391	799,392,287	665,725,391	5,404	1,992
Shares	55,558,748	44,907,043	55,558,748	44,907,043	374	367
Managed portfolios	272,122,294	245,713,545	171,582,733	152,861,896	19,208	17,520
Customers	209,241,593	182,671,205	151,105,890	128,205,471	19,133	17,437
Itaú Group (2)	62,880,701	63,042,340	20,476,843	24,656,425	75	83
Total	1,127,073,329	956,345,979	1,026,533,768	863,494,330	24,986	19,879

(1)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

(2)	Changes were made in balances at March 31, 2017 for comparison purposes.

d)	Consortia funds

	03/31/2018	03/31/2017
Monthly estimate of installments receivable from participants	174,804	166,969
Group liabilities by installments	11,250,182	10,818,943
Participants – assets to be delivered	9,462,329	9,133,983
Funds available for participants	1,823,205	1,661,220
(In units)
Number of managed groups	565	602
Number of current participants	398,792	390,029
Number of assets to be delivered to participants	131,640	143,209

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 03/31/2018 and 01/01 to 03/31/2017, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 5,455,776 (R$ 3,485,050 at 03/31/2017). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 03/31/2018 and 01/01 to 03/31/2017, the subsidiaries made donations in the amount of R$ 25,000 (R$ 28,057 from 01/01 to 03/31/2017) and the institute’s net assets totaled R$ 31,261 (R$ 33,924 at 03/31/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 03/31/2018 and 01/01 to 03/31/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 2,061,032 (R$ 1,692,367 at 03/31/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 03/31/2018 and 01/01 to 03/31/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 20,622 (R$ 20,043 at 03/31/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 03/31/2018 and 01/01 to 03/31/2017, the subsidiaries did not make donations and the association’s net assets totaled R$ 258 (R$ 896 at 03/31/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 03/31/2018 and 01/01 to 03/31/2017, the subsidiaries made donations in the amount of R$ 19,350 (R$ 9,500 from 01/01 to 03/31/2017) and the association’s net assets totaled R$ 3,416 (R$ 2,669 at 03/31/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

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k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Goodwill on acquisition (Note 15b ll)	(145,769)	(124,965)
Realization of Assets and Impairment	(91,852)	-
Provision for contingencies - Civil Lawsuits - Economics Plans	96,865	(17,694)
Others	1,581	19,511
Total	(139,175)	(123,148)

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION).

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of XP Group will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

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n)	Reclassifications for comparison purposes – In compliance with the circular letter 3,828, of 06/19/2017, of BACEN, the Company carried out reclassifications in the balances of March 31, 2017, for financial statements comparison purposes, in view of the regrouping of the following headings.

ITAÚ UNIBANCO HOLDING S.A.

Balanço Patrimonial Consolidado

(Em Milhares de Reais)

ASSETS	Prior disclosure	Reclassification	Adjusted balances
Current assets and Long term receivables	1,386,958,731	-	1,386,958,731
Interbank accounts	88,197,125	24,575,178	112,772,303
Pending settlement	3,364,320	24,575,178	27,939,498
Other receivables	178,629,861	(24,575,178)	154,054,683
Transactions with credit card issuers	24,575,178	(24,575,178)	-
Total assets	1,413,269,481	-	1,413,269,481

LIABILITIES
Current and Long term liabilities	1,284,815,066	-	1,284,815,066
Pending settlement	2,778,892	23,899,974	26,678,866
Other liabilities	245,884,007	(23,899,974)	221,984,033
Credit card operations	54,616,128	(54,616,128)	-
Sundry	22,550,854	29,270,709	51,821,563
Total liabilities	1,413,269,481	-	1,413,269,481

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A., which comprise the balance sheet as at March 31, 2018 and the related statements of income, changes in stockholders equity’s and cash flows for the three-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2018 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent and consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2018 and the parent financial performance and cash flows, as well as the consolidated financial performance and the consolidated cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2018. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, April 30, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2018 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), April 30, 2018.

JOSÉ CARUSO CRUZ HENRIQUES

President

ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Member	Member

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